As filed with the Securities and Exchange Commission on June 11, 2010

Registration No. 333-166644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Goodman Global Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3585	26-1778564
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5151 San Felipe, Suite 500

Houston, Texas 77056

Telephone: (713) 861-2500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ben D. Campbell

Executive Vice President, Secretary and General Counsel Goodman Global Group, Inc.

5151 San Felipe, Suite 500

Houston, Texas 77056

Telephone: (713) 861-2500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

William B. Brentani Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304 Telephone: (650) 251-5000 Facsimile: (650) 251-5002	Stephen L. Burns Craig F. Arcella Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000 Facsimile: (212) 474-3700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Larger accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 11, 2010

Preliminary prospectus

             shares

Goodman Global Group, Inc.

Common stock

This is Goodman Global Group, Inc.’s initial public offering of common stock. We are offering              shares in this offering, and the selling stockholders identified in this prospectus are offering              shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We estimate the public offering price to be between $             and $             per share.

Currently, no public market exists for the shares. We intend to apply to have our common stock listed on [the New York Stock Exchange] [The NASDAQ Global Market] under the symbol “            .”

Investing in our common stock involves risks. See “Risk factors” beginning on page 14.

	Per share	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds to us, before expenses	$	$

Proceeds to the selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option, for a period of 30 days from the date of this prospectus to purchase from the selling stockholders up to              additional shares of common stock at the initial public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2010.

J.P. Morgan	Barclays Capital	Morgan Stanley	Deutsche Bank Securities

                    , 2010

GOODMAN GLOBAL GROUP, INC.

RESIDENTIAL AND LIGHT COMMERCIAL COOLING AND HEATING SYSTEMS

Goodman
Air Conditioning & Heating

Amana
Heating & Air Conditioning

Neither we nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus and any free writing prospectus we provide to you. Neither we nor the selling stockholders take responsibility for, or provide assurance as to the reliability of, any other information that others might give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Amana® is a trademark of Maytag Corporation or its related companies and is used under license to Goodman Company, L.P., Houston, TX. All rights reserved.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the section entitled “Risk factors” and the consolidated financial statements and related notes, before you decide to invest in our common stock.

In this prospectus, references to “Goodman,” “we,” “us,” “the company” and “our” refer to Goodman Global Group, Inc., a Delaware corporation, and its subsidiaries and predecessor. Unless the context otherwise requires, references to “Goodman Global Group, Inc.” refer solely to Goodman Global Group, Inc. and not to any of its subsidiaries.

Our company

Goodman is a leading domestic manufacturer of heating, ventilation and air conditioning, or HVAC, products for residential and light commercial use. Since we began to manufacture HVAC equipment in 1982, we believe that we have grown our share of the residential HVAC market to now become one of the country’s largest residential HVAC manufacturers, based on unit sales. Our activities include engineering, manufacturing, distributing, and marketing an extensive line of HVAC equipment and related products.

Our products are predominantly marketed under the Goodman®, Amana® and Quietflex® brand names. We believe the Goodman brand is the single largest domestic residential HVAC brand, based on unit sales, and caters to the large segment of the market that is price sensitive and desires reliable and low-cost climate comfort, while our premium Amana brand includes advanced features, quieter operation and enhanced warranties. The Quietflex brand is a recognized brand of flexible duct.

Founded in 1975 as a manufacturer of flexible duct, we expanded into the broader HVAC manufacturing market in 1982. Since then, we have expanded our product offerings and maintained our core competency of manufacturing high-quality products at low costs. Our growth and success can be attributed to our strategy of providing a quality, competitively priced product that we believe is designed to be reliable and easy-to-install. For the year ended December 31, 2009 and the three months ended March 31, 2010, we generated net sales of $1,851.2 million and $388.8 million, respectively. For the year ended December 31, 2009 and the three months ended March 31, 2010, we generated net income of $99.7 million and $3.8 million, respectively. For the year ended December 31, 2009 and the three months ended March 31, 2010, we generated net income before provision for (benefit from) income taxes, interest expense, net, and depreciation and amortization expense, or “EBITDA,” of $343.9 million and $60.9 million, respectively. See Note 2 to “Summary consolidated financial data” for a reconciliation of EBITDA to net income.

As of March 31, 2010, we distribute the majority of our products through a distribution chain of over 160 company-operated distribution centers located in key states such as Texas, California, Arizona, Florida, Maryland and Pennsylvania, which provides us with direct access to major HVAC sales regions in North America. For the year ended December 31, 2009, approximately 57% of our net sales were made through company-operated distribution centers and our direct sales force.

Because we operate our company-operated distribution centers with a common look and feel and a standardized quality control process, we are able to deliver a consistently high level of service to our installing contractor customers (whom we refer to as dealers) with low overhead costs.

As of March 31, 2010, the balance of our products is sold through our network of over 185 independent distributors who operate over 785 locations throughout North America. Our independent distributors, many of which have multiple locations and most of which do not sell competing products, enable us to more fully serve other sales regions. We offer our independent distributors incentives to promote our brands, which allow them to provide dealers with our products at attractive prices while meeting their own profit targets. We believe that our growth is attributable to our strategy of providing quality, value-priced products through an extensive, growing and loyal distribution network. Our layered distribution strategy enables us to provide comprehensive coverage of major HVAC sales regions and easy access to our product for our installing dealers, which is a core principle of our value proposition.

As of March 31, 2010, we operated three manufacturing and assembly facilities in Texas, two in Tennessee, one in Arizona, one in Pennsylvania and one in Florida, totaling approximately two million square feet. In addition, we have a nearly one million square foot logistics center in Houston, Texas. These facilities and our hub-and-spoke distribution model allow us to provide enhanced availability and customer service to our installing dealers.

Our industry

We estimate that the U.S. residential and light commercial HVAC industry (consisting of gas furnaces, package terminal units and compressor bearing units 5.4 tons in capacity and smaller) generated approximately $6.4 billion in 2009 manufacturers’ sales, with an estimated 7.5 million units shipped in 2009. We estimate, based on historical unit shipments, estimated product life and housing data, that replacement and renovation-related products accounted for approximately 75% to 85% of industry sales over the past three years, as older units within the large existing base of homes approach the end of their useful lives. The U.S. residential HVAC industry (consisting of gas furnaces and compressor bearing units) is characterized by: (1) a consolidated and stable manufacturing base, in which we believe the top six domestic manufacturers accounting for approximately 90% of unit sales in 2008; (2) a fragmented two-tier distribution system consisting of both manufacturer-owned and independent distributors and dealers that sell and install the products for the consumer; (3) dealers that play an integral role in the consumer decision making process; (4) high switching costs for dealers who have customized their operations to a specific brand to maximize efficiency; and (5) limited exposure to foreign, low-cost imports due to high shipping costs, low direct labor content, limited access to distribution and differences in consumer preferences for single-room HVAC systems abroad versus central systems domestically.

We believe that the recent financial and economic slowdown, beginning in 2007, has led to a decline in the number of HVAC units being replaced as customers have deferred replacements or opted for short-term solutions, such as repairing installed units or installing window room air conditioners to air condition a portion of the premises. For example, we believe that U.S. residential and light commercial HVAC industry unit volumes declined approximately 28% from 2006 to 2009. As the domestic economy recovers, we expect consumers will increasingly replace older HVAC units, including those previously repaired units. For the first quarter of 2010, we believe that U.S. residential and light commercial HVAC industry unit volumes increased approximately 9% as compared to the first quarter of 2009.

HVAC manufacturers sell through a highly fragmented, two-tier distribution system, and no single distributor represents a large share of industry-wide HVAC sales. There are more than 450 independent HVAC distribution companies in the United States. Additionally, we believe that the distributors’ customer base consists of over 100,000 independent dealers across the country that buy HVAC equipment from the distributors and install them for the ultimate end user. As a result of this tiered distribution system, there is limited pricing transparency to the end user. In addition, much of the industry utilizes an exclusive distribution model, pursuant to which distributors carry only a single manufacturer’s product line in a given area. This distributor/dealer dynamic further encourages independent distributors to continue carrying a specific manufacturer’s products.

Our competitive strengths

We believe our competitive strengths include:

Industry leader with track record of industry outperformance.    We are a leading domestic manufacturer of HVAC products for residential use based on unit sales. We are a leader in the value sector, which targets customers for whom price is the primary consideration, and have a strengthening position in the premium sector, which targets customers seeking a brand name that offers added product features and functionality. We estimate that we gained approximately eight market share points in the U.S. residential and light commercial HVAC industry from 2003 to 2009.

Low-cost, value leader through efficient manufacturing and innovative product design.    Our engineering and design capabilities, lean manufacturing processes, high workforce productivity and raw material sourcing capabilities allow us to minimize costs while maintaining high product quality and continuous innovations. We recently introduced technology that enables us to significantly reduce our use of commodities such as copper, steel and aluminum in our products, thus lowering our overall product cost.

Targeted and effective dealer promotional strategy.    We have developed innovative promotional programs aimed at providing our installing dealers with the flexibility to market and price our products in a manner that best suits the needs of their businesses and their local markets.

Comprehensive proprietary and independent distribution networks.    Our company-operated distribution network enables us to maintain close relationships with dealers, effectively communicate our selling proposition, capture incremental distribution margins and better manage inventory. Since January 2003, we opened more than 75 net new company-operated distribution centers. We layer our proprietary distribution channel with an expanding network of over 185 independent distributors operating over 785 distribution locations, most of which do not sell competing products.

Broad, high-quality product line.    We manufacture and market an extensive line of residential and light commercial products for the HVAC industry, consisting mainly of gas furnaces, package terminal units and compressor bearing units 5.4 tons in capacity and smaller, as well as a variety of related products and accessory components. Our products feature up-to-date heat transfer technology and are designed to meet an increasing preference for higher efficiency products, including those with a 14+ Seasonal Energy Efficiency Ratio, or “SEER,” which are currently eligible for a federal tax credit.

Consistent, strong cash flow.    Our earnings, combined with our modest capital expenditures and limited working capital requirements, result in the generation of significant free cash flow. In addition, as a result of the prior acquisition of our business in 2004, we have realized a significant step-up in the tax basis of our assets, which is expected to result in additional tax deductions over the next nine years.

Proven and motivated management team.    Our management team has significant HVAC industry experience and a strong track record of success. Our eleven-member executive management team, led by David Swift, has over 125 years of total industry or related experience.

Our strategy

We intend to continue to grow operating profits through the following key strategies:

Maintain low-cost leadership position.    Our value proposition is facilitated by low-cost design and lean manufacturing and sourcing processes. We intend to maintain our cost leadership position by continuing to design low-cost, high-quality products, increasing production efficiencies, improving our raw material and component sourcing and reducing our working capital investment, overhead and other expenses.

Realize benefits of recent company-operated distribution center openings and further increase coverage density.    As newly opened, company-operated distribution centers continue to mature, we believe we will increase our market share in the relevant regions and improve profitability without significant incremental capital expenditures. We plan to opportunistically expand our company-operated distribution center footprint in targeted North American markets currently served by our company-operated distribution channel.

Strengthen independent distributor network.    We maintain strong relationships with an extensive independent distributor network, which provides us efficient access to certain geographies not addressed by our company-operated distribution centers. We employ a number of programs to measure, incentivize and reward our independent distributors for achieving results that align with our key objectives.

Targeted approach to distribution expansion.    We utilize a detailed analytical assessment process to identify and prioritize metropolitan markets for distribution growth. Our decision to open new company-operated distribution centers or add independent locations is based upon factors such as available market size, existing share and current number of centers and locations.

Expand our product line in the light commercial package unit segment.    We believe that many of our dealers also install light commercial package products and, as such, we have taken steps to enhance and broaden our light commercial package product line. We believe that expansion in this segment will also enhance our residential business, as we are able to serve a higher proportion of dealers’ needs.

Risks related to our business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. These risks include:

•	adverse conditions affecting the U.S. economy;

•	volatility and disruption of the capital and credit markets and adverse changes in the U.S. and global economy, which may negatively impact our and our customers’ ability to access financing;

•	changes in weather patterns and seasonal fluctuations;

•	a failure by us to improve our existing products, develop new products or keep pace with our competitors’ product development;

•	increased competition, as well as consolidation among independent distributors;

•	significant fluctuations in the cost of raw materials and components and a decline in our relationships with key suppliers;

•	a decline in our relations with our key distributors;

•	design or manufacturing defects in our products, which may result in material liabilities associated with product recalls or reworks;

•	higher than expected tax rates or exposure to additional income tax liabilities; and

•

our substantial indebtedness ($1,494.9 million as of March 31, 2010), which may adversely affect our financial condition, our ability to operate our business, react to changes in the economy or our industry and pay our debts and could divert our cash flow from operations for debt payments.

Our history and the 2008 Acquisition

In October 2007, Goodman Global Group, Inc. (formerly known as Chill Holdings, Inc.), its subsidiary, which we call Merger Sub, and Goodman Global, Inc. entered into a merger agreement pursuant to which Merger Sub merged with and into Goodman Global, Inc. and as a result, Goodman Global Group, Inc. acquired Goodman Global, Inc. on February 13, 2008 in a “going private” transaction. We refer to this acquisition and the related financing transactions as the “2008 Acquisition.”

As a result of the 2008 Acquisition, Goodman Global, Inc. became an indirect subsidiary of Goodman Global Group, Inc., which is the issuer of the common stock in this offering. Goodman Global, Inc. is a direct subsidiary of Chill Intermediate Holdings, Inc., which is a direct subsidiary of Goodman Global Group, Inc. There have been no material changes to our business operations or financial condition as a result of the 2008 Acquisition, except that our net interest expense has increased as a result of the increase in our outstanding indebtedness. Other than our chief executive officer, who retired in 2008, substantially all of our senior management has remained with our company subsequent to the 2008 Acquisition.

In connection with the 2008 Acquisition, the common stock of Goodman Global, Inc. was deregistered and its then outstanding senior subordinated notes and senior floating rates notes were redeemed, and Goodman Global, Inc. issued $500.0 million aggregate principal amount of 13.50%/14.00% senior subordinated notes due 2016, or the “senior subordinated notes.” The senior subordinated notes are guaranteed by substantially all the subsidiaries of Goodman Global, Inc. Also in connection with the 2008 Acquisition, Goodman Global, Inc. entered into senior secured credit facilities consisting of a term loan agreement with a six-year maturity, or the “term loan agreement,” under which we borrowed an aggregate of $800.0 million in term loans, and a revolving credit agreement with a five year maturity, or the “revolving credit agreement,” which provided for revolving credit loans of up to $300.0 million, subject to borrowing base availability. The senior secured credit facilities are guaranteed by Chill

Intermediate Holdings, Inc. and substantially all the subsidiaries of Goodman Global, Inc.

We are pursuing this offering primarily to (1) obtain additional capital in order to fund the repurchase of a portion of our debt, as more fully described in “Use of proceeds,” (2) create a public market for our common stock in order to enhance liquidity for our stockholders and (3) facilitate our future access to the public capital markets. Our stockholders will benefit from any public market that develops for our common stock following this offering. In addition, some of our stockholders may also be holders of our debt that will be repurchased with our net proceeds from this offering. See “Use of proceeds.”

In December 2009, Goodman Global Group, Inc. issued $586.0 million aggregate principal amount at maturity of 11.500% Senior Discount Notes due 2014, or the “senior discount notes,” for gross proceeds of approximately $320.0 million.

In December 2009, we used the net proceeds from the senior discount notes, along with a $115.0 million dividend from Goodman Global, Inc., to declare a $424.5 million dividend to our stockholders (that included a $20.3 million equitable distribution to our option holders). In May 2010, we declared a $14.9 million dividend to our stockholders (that included a $0.7 million equitable distribution to our option holders). We paid our existing stockholders and vested option holders $409.5 million and $14.5 million for the December 2009 and May 2010 dividends, respectively, and, at the declaration date, established a liability for $15.0 million and $0.4 million for the December 2009 and May 2010 declarations, respectively, for the payment of an equitable distribution with respect to unvested options outstanding as of the declaration date that will vest at a future date. In the case of each of the December 2009 and May 2010 declarations, payment of the equitable distribution with respect to unvested options is made as and when such options vest. Our directors, officers and investment funds controlled by H&F received dividend payments of $363.1 million and $12.7 million for the December 2009 and May 2010 declarations, respectively. We paid directors and officers equitable distribution payments for vested options of $5.1 million and $0.3 million for the December 2009 and May 2010 declarations, respectively, and established a liability of $13.4 million and $0.3 million for the December 2009 and May 2010 declarations, respectively, for the payment of an equitable distribution with respect to unvested options held by directors and officers outstanding as of the declaration date that will vest at a future date.

Organizational structure

(1)	Goodman Global, Inc. currently voluntarily files annual, quarterly and other periodic reports with the Securities and Exchange Commission pursuant to the terms of the indenture governing the senior subordinated notes.

(2)	Our business operations are conducted through subsidiaries of Goodman Global Holdings, Inc.

Our sponsor

In connection with the 2008 Acquisition, investment funds affiliated with Hellman & Friedman LLC (“H&F”) and other stockholders, including investment funds affiliated with GSO Capital L.P., Farallon Capital Partners L.P. and AlpInvest Partners N.V., along with certain other investors that GSO Capital syndicated their investment to (collectively, the “Co-Investors”), as well as certain members of management became equityholders of Goodman Global Group, Inc. As of May 1, 2010, H&F and its affiliates owned, in the aggregate, approximately 87% of our common stock. In addition, H&F and its affiliates, by virtue of their ownership of our common stock, control the vote with respect to all matters subject to stockholder approval. As a result of this ownership, H&F currently has the ability to elect all of the directors of our board of directors, to appoint new management and to approve actions requiring the approval of the holders of our outstanding voting shares as a single class, including adopting most amendments to our certificate of incorporation and approving mergers or sales of all or substantially all of our assets.

H&F is a leading private equity investment firm with offices in San Francisco, New York and London. Since its founding in 1984, H&F has raised over $25 billion of committed capital. H&F focuses on investing in superior business franchises and serving as a value-added partner to management in select industries including business services, information services, internet/digital media, asset management, insurance, other specialty financial services, media, healthcare, energy and industrials.

Corporate information

Goodman Global Group, Inc. is a Delaware corporation. Our principal executive offices are located at 5151 San Felipe, Suite 500, Houston, TX 77056, and the telephone number at that address is (713) 861-2500. Our website is located at www.GoodmanGlobal.com. Our website and the information contained on, or accessible through, our website are not part of this prospectus.

The offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full)

Common stock to be outstanding after this offering	shares

Option to purchase additional shares offered by the selling stockholders	The selling stockholders have granted the underwriters a 30-day option to purchase from them up to an aggregate of additional shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Use of proceeds	We estimate that the net proceeds we will receive from this offering will be approximately $ million, assuming that the shares of common stock to be sold in the offering are sold at an initial public offering price of $ per share, which is the midpoint of the price range indicated on the front cover of this prospectus. We intend to use approximately $ million of our net proceeds from this offering to repurchase debt, which may include the senior discount notes or the senior subordinated notes. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of proceeds.”

Dividend policy	We do not expect to pay any dividends on our common stock following the completion of this offering for the foreseeable future. See “Dividend policy.”

Risk factors	You should carefully read and consider the information set forth under “Risk factors” and all other information set forth in this prospectus before investing in our common stock.

Proposed [New York Stock Exchange] [NASDAQ Global Market] symbol	“ .”

Unless indicated otherwise, the number of shares of common stock that will be outstanding after this offering is based on 128,225,874 shares of common stock outstanding as of March 31, 2010 and excludes:

•

6,627,526 shares of common stock issuable upon the exercise of options held by our officers and employees outstanding as of March 31, 2010, with a weighted average exercise price of $9.85 per share; and

•	44,996 shares authorized and reserved for issuance under our stock incentive plans.

Unless indicated otherwise, the information in this prospectus assumes:

•

that the shares of common stock to be sold in the offering are sold at an initial public offering price of $            per share, which is the midpoint of the price range indicated on the front cover of this prospectus, and

•	no exercise of the underwriters’ overallotment option.

Except for net income (loss) per share data and where otherwise indicated, none of the information contained in this prospectus has been adjusted to reflect a             -for-            stock split that we intend to effect prior to completion of this offering.

Summary consolidated financial data

The following summary consolidated financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus, as well as other financial information included elsewhere in this prospectus. The summary financial data below may not be indicative of our future financial condition or results of operations.

The combined information for the year ended December 31, 2008 is unaudited and represents an arithmetic combination of the financial information for the period January 1 to February 13, 2008 and the period February 14 to December 31, 2008, without adjustment. The consolidated statement of income data for the three months ended March 31, 2010 and 2009 and the consolidated balance sheet data as of March 31, 2010 have been derived from the unaudited historical consolidated financial statements of Goodman Global Group, Inc. included elsewhere in this prospectus. The consolidated statement of income data for the years ended December 31, 2009 and 2007 and the consolidated balance sheet data as of December 31, 2009 and 2008 have been derived from the audited historical consolidated financial statements of Goodman Global Group, Inc. included elsewhere in this prospectus. The consolidated statement of income data for the years ended December 31, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005 have been derived from audited consolidated financial statements of Goodman Global, Inc. not included in this prospectus.

We refer to Goodman Global, Inc. prior to the 2008 Acquisition as “Predecessor,” and subsequent to the 2008 Acquisition, we refer to Goodman Global Group, Inc. as “Successor.”

(in thousands)	Predecessor			Combined	Successor
	Years ended December 31,			Year ended December 31, 2008	Year ended December 31, 2009	Three months ended March 31,
	2005	2006	2007			2009	2010

Consolidated statement of income data:
Sales, net (1)	$1,565,406	$1,794,753	$1,935,690	$1,877,366	$1,851,186	$318,235	$388,781
Cost of goods sold	1,243,408	1,374,774	1,462,776	1,434,827	1,290,747	245,750	271,860
Selling, general and administrative expenses	170,077	205,894	210,613	209,821	236,231	50,004	56,148
Acquisition related expenses	—	—	—	42,939	—	—	—
Depreciation and amortization expense	37,717	32,641	35,119	48,748	48,435	12,368	11,970

Operating profit	114,204	181,444	227,182	141,031	275,773	10,113	48,803
Interest expense, net	74,213	77,825	68,378	191,792	136,831	38,126	42,495
Other (income) expense, net	(706)	5,264	(2,752)	1,207	(19,642)	439	(164)
Earnings (losses) before income taxes	40,697	98,355	161,556	(51,968)	158,584	(28,452)	6,472
Provision for (benefit from) income taxes	15,817	34,188	60,177	(12,222)	58,870	(11,091)	2,721
Net income (loss)	$24,880	$64,167	$101,379	$(39,746)	$99,714	$(17,361)	$3,751

(in thousands, except per share data)	Predecessor			Combined	Successor
	Years ended December 31,			Year ended December 31, 2008	Year ended December 31, 2009	Three months ended March 31,
	2005	2006	2007			2009	2010

Basic and diluted net income (loss) per share of common stock:
Basic
Diluted

Weighted average number of shares used in computing net income (loss) per share:
Basic
Diluted

Other financial data:
EBITDA (2) (3)	$152,627	$208,821	$265,053	$188,572	$343,850	$22,042	$60,937
Capital expenditures	$ 28,806	$ 39,383	$ 26,416	$ 21,612	$ 20,209	$ 6,123	$ 4,212

	Predecessor			Successor
	As of December 31,					As of March 31, 2010
(in thousands)	2005	2006	2007	2008	2009

Consolidated balance sheet data (at period end):
Cash and cash equivalents	$23,779	$11,569	$18,955	$144,118	$57,438	$60,303
Total assets	1,621,537	1,623,971	1,567,617	3,075,745	3,007,506	2,996,015
Total debt	961,375	838,050	655,425	1,347,526	1,482,683	1,494,863
Redeemable common stock	—	—	—	37,095	38,578	59,722
Redeemable preferred stock	225,570	—	—	—	—	—
Shareholders’ equity	107,815	521,085	622,106	1,225,202	965,378	952,236

(1)	Sales are presented net of certain rebates paid to customers. See “Management’s discussion and analysis of financial condition and results of operations” and the notes to our audited financial statements appearing elsewhere in this prospectus.

(2)	EBITDA is defined in this prospectus as net income before provision for (benefit from) income taxes, interest expense, net, and depreciation and amortization expense. EBITDA is a measure commonly used in the HVAC industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structure, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include interest expense, which has been a necessary element of our costs. Because we use capital assets, depreciation expense is a necessary element of our costs and ability to generate revenue. In addition, the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of this measure. EBITDA also does not include the payment of taxes, which is also a necessary element of our operations. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, management does not view EBITDA in isolation and also uses other measures, such as net sales, gross profit, cost of sales and net income to measure operating performance. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with GAAP, or as an indicator of our operating performance. Set forth below is an unaudited reconciliation of net income to EBITDA.

	Predecessor			Combined	Successor
	Years ended December 31,			Year ended December 31, 2008	Year ended December 31, 2009	Three months ended March 31,
(in thousands)	2005	2006	2007			2009	2010

Net income	$24,880	$64,167	$101,379	$(39,746)	$99,714	$(17,361)	$3,751
Provision for (benefit from) income taxes	15,817	34,188	60,177	(12,222)	58,870	(11,091)	2,721
Interest expense, net	74,213	77,825	68,378	191,792	136,831	38,126	42,495
Depreciation and amortization expense	37,717	32,641	35,119	48,748	48,435	12,368	11,970

EBITDA	$152,627	$208,821	$265,053	$188,572	$343,850	$22,042	$60,937

(3)	EBITDA for the years presented was impacted by the following on a pre-tax basis:

	Predecessor			Combined	Successor
	Years ended December 31,			Year ended December 31, 2008	Year ended December 31, 2009
(in thousands)	2005	2006	2007

Transaction expenses (a)	$—	$16,100	$—	$42,939	$—
Amortization of inventory valuation step-up (b)	39,586	—	—	47,992	—
Monitoring fees (c)	2,000	600	—	—	—
Gain on debt extinguishment (d)	—	—	—	—	(16,635)

(a)	Transaction expenses of $16.1 million for the year ended December 31, 2006 were associated with the April 2006 initial public offering, and transaction expenses of $42.9 million (consisting primarily of legal, underwriting and other advisory fees, and the acceleration of stock compensation expense) in the combined year ended December 31, 2008 were associated with the 2008 Acquisition.

(b)	The inventory valuation step-up in the year ended December 31, 2005 was a result of the 2004 acquisition of Goodman by Apollo Management, L.P. (“Apollo”) and its affiliates and was amortized through cost of goods sold during 2005. The inventory valuation step up in the combined year ended December 31, 2008 was a result of the 2008 Acquisition and was amortized through cost of goods sold in the Successor period February 14, 2008 to December 31, 2008.

(c)	Monitoring fees relate to expenses paid to Apollo in the years ended December 31, 2005 and 2006 following the 2004 acquisition of Goodman by Apollo and its affiliates.

(d)	Gain on debt extinguishment in year ended December 31, 2009 represents the gain associated with the repurchase of $76.0 million of the senior subordinated notes.

Risk factors

This offering and an investment in our common stock involve a high degree of risk. Investors should carefully consider the risk factors set forth below as well as the other information contained in this prospectus, including our consolidated financial statements and related notes, before purchasing any common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

Risks related to our business

Our business has been, and may continue to be, adversely impacted by conditions affecting the U.S. economy.

Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. Throughout 2008 and 2009, the decline in economic activity in the United States affected our business, financial condition and results of operations. Sales in the residential and commercial new construction market correlate closely to the number of new homes and buildings that are built, which in turn is influenced by factors such as interest rates, inflation or deflation, consumers’ spending habits, employment rates and other macroeconomic factors over which we have no control. Declining economic activity as a result of these factors resulted in a reduction in new construction and replacement purchases, which has affected, and may continue to affect, our sales volume and profitability. For example, we believe that U.S. residential and light commercial HVAC industry unit volumes declined approximately 28% from 2006 to 2009.

The volatility and disruption of the capital and credit markets and adverse changes in the U.S. and global economy may negatively impact our ability, and the ability of our customers, to access financing and may impede our internal growth.

In late 2007, 2008 and early 2009, the capital and credit markets experienced volatility and disruption at unprecedented levels. Significant declines in the housing market during that period, coupled with falling home prices, increasing foreclosures and high levels of unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs have caused many financial institutions to seek government assistance and additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Many lenders and institutional investors have reduced, and in some cases ceased to provide, funding to borrowers, including other financial institutions. These disruptions in the financial markets may not only impact our liquidity but that of our suppliers, our independent distributors and our customers. If these market disruptions re-emerge, our business, financial condition, results of operations and cash flows could be adversely affected.

Changes in weather patterns and seasonal fluctuations may adversely affect our operating results.

Weather fluctuations may adversely affect our operating results and our ability to maintain our sales volume. Our operations may be adversely affected by unseasonably warm weather in the months of November to February and unseasonably cool weather in the months of May to August, which has the effect of diminishing customer demand for heating, ventilation and air conditioning systems and decreasing our sales volumes. Many of our operating expenses cannot be easily reduced during periods of decreased demand for our products. Accordingly, our results of operations will be negatively impacted in quarters with lower sales due to such weather fluctuations. In addition, our sales volumes and operating results in certain regions can be negatively impacted during inclement weather conditions in these regions.

In addition, our quarterly results may vary significantly within the fiscal year. Although there is demand for our products throughout the year, in each of the past three fiscal years between 58% and 60% of our total sales occurred in the second and third quarters of the fiscal year. Our peak production also typically occurs in the second and the third quarters of the fiscal year. Therefore, quarterly comparisons of our sales and operating results should not be relied upon as an indication of future performance, and the results of any quarterly period may not be indicative of expected results for a full year.

If we fail to improve our existing products or develop new products, or if our competitors develop products that are superior to ours, our competitiveness in the marketplace, financial condition, results of operations and cash flows may be adversely affected.

Product innovation and new product development are important to maintaining the competitive position of our business and growing our sales and profit margins. Company-sponsored research and development expenses were $3.1 million for the three months ended March 31, 2010 and $11.2 million, $10.5 million and $9.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. We intend to continue to conduct research and development activities as a means of improving existing products and developing new products. However, there can be no assurance that we will be able to improve existing products or develop new products on a cost-effective and timely basis or at all, that such products will compete favorably with products developed by our competitors, or that our existing technology will not be superseded by other technological developments that may be utilized by our competitors. If we fail to improve existing products or develop new products, or our competitors develop products that are superior to ours, we could experience lower revenues or lower profit margins, which could have an adverse effect on our competitiveness in the marketplace, business, financial condition, results of operations and cash flows.

Increased competition, as well as consolidation among independent distributors, may reduce our market share and our future sales.

The production and sale of HVAC equipment by manufacturers is highly competitive. We believe the top six domestic manufacturers (including us) represented approximately 90% of the unit sales in the U.S. residential and light commercial HVAC market in 2008. We believe our four largest competitors in this market are Carrier Corporation (a division of United Technologies Corporation), Trane Inc. (a wholly-owned subsidiary of Ingersoll-Rand Company Limited), Lennox International, Inc. and Rheem Manufacturing Company. Several of our competitors may have greater financial and other resources than we have. A number of factors affect competition in the HVAC industry, including an increasing emphasis on the development of more efficient HVAC products. Existing and future competitive pressures may materially and adversely affect our business, financial condition or results of operations, including pricing pressure if our competitors improve their cost structure. In addition, our company-operated distribution centers face competition from independent distributors and dealers owned by our competitors, some of whom may be able to provide their products or services at lower prices than we can. We may not be able to compete successfully against current and future competition, and current and future competitive pressures faced by us may adversely affect our profitability and performance.

There are several companies that have recently sought to purchase, or have purchased, independent distributors and dealers and consolidate them into large enterprises. These consolidated enterprises may be able to exert pressure on us to reduce prices. Additionally, these new enterprises tend to emphasize their company name, rather than the brand of the manufacturer, in their promotional activities, which could lead to dilution of the importance and value of our brand names. Future price reductions and any brand dilution caused by the consolidation among HVAC distributors and dealers could have an adverse effect on our business, financial condition and results of operations.

Significant fluctuations in the cost of raw materials and components have reduced, and may in the future reduce, our operating margins. In addition, a decline in our relationships with key suppliers may have an adverse effect on our business, financial condition or results of operations.

Our operations depend on the supply of various raw materials and components, including copper, aluminum, steel, refrigerants, motors and compressors, from domestic and foreign suppliers. We do not enter into long-term supply contracts for many of our raw materials and component requirements. As a result, our suppliers may discontinue providing products to us at attractive prices, and we may be unable to obtain such products in the future from these or other providers on the scale and within the time frames we require. For example, our purchases of raw materials and components from international suppliers are subject to risks associated with changes in, and application of, laws, regulations and policies, including those related to tariffs (such as anti-dumping and countervailing duties) and other trade barriers. If a key supplier were unable or unwilling to meet our supply requirements, we could experience supply interruptions and cost increases which (to the extent that we are not able to find alternate suppliers or pass on these additional costs to our customers) could adversely affect our business, financial condition or results of operations. To the extent that any of our suppliers experiences a shortage of components that we purchase, we may not receive shipments of those components and, if we were unable to obtain substitute components on a timely basis, our production would be impaired.

Between 2004 and 2008, commodity prices rose significantly to levels well above prices seen in the prior decade. To help address the rise in commodity costs, we implemented price increases in 2006 and 2008 on the majority of our products. A further increase in commodity prices could have a material adverse effect on our results of operations. We may not be able to increase the prices of our products further or reduce our costs to offset the higher commodity prices.

We are subject to price risk as it relates to our principal raw materials: copper, aluminum and steel. Cost variability of raw materials can have a material impact on our results of operations. To create stability in the cost of major raw material commodities, such as copper and aluminum used in the manufacturing process, we have entered into and intend to continue to enter into commodity derivative arrangements. Maturity dates of the contracts are scheduled to occur at various times in 2010 and 2011 with respect to the various commodities. With respect to any given commodity, the maturities of our derivative arrangements may not be sufficiently long term to protect us from fluctuations in market prices. Cash proceeds or payments between the derivative counter-party and us at maturity of the contracts are recognized as an adjustment to the cost of the commodity purchased, to the extent the hedge is effective. For the three months ended March 31, 2010 and the year ended December 31, 2009, we reclassified from accumulated other comprehensive income to cost of goods sold a gain of $3.7 million and a loss of $46.2 million, respectively, related to the maturity of our derivative arrangements. Charges or credits resulting from ineffective hedges are recognized in income immediately. For the three months ended March 31, 2010 and the year ended December 31, 2009, we recognized other income of $0.1 million and other expense of $0.5 million, respectively, related to ineffective hedges. A 10% change in the price of commodities hedged would change the fair value of the hedge contracts by approximately $12.6 million and $8.8 million as of March 31, 2010 and December 31, 2009, respectively. Our efforts to mitigate rising raw materials costs could adversely affect our results of operations if commodity prices were to unexpectedly decline.

We continue to monitor and evaluate the prices of our principal raw materials and may decide to enter into additional hedging contracts in the future.

Any determination that a significant impairment of the value of our intangible assets or long-lived assets has occurred could have a material adverse effect on our consolidated financial condition and results of operations.

As a result of the 2008 Acquisition, goodwill and other acquired intangible assets represent a substantial portion of our assets. Goodwill was approximately $1.4 billion and other identifiable intangible assets were approximately $777.2 million as of March 31, 2010. We also have long-lived assets consisting of property and equipment, net of depreciation, of $166.7 million as of March 31, 2010. We review these assets both on a periodic basis as well as when events or circumstances indicate that the carrying amount of an asset may not be recoverable. Any future determination that an impairment of the fair value of our goodwill, unamortized intangible assets or long-lived assets has occurred would require us to write-down the impaired portion of those assets to fair value, which would reduce our assets and stockholders’ equity and could have a material adverse effect on our business, financial condition and results of operations.

A decline in our relations with our key distributors may adversely affect our business.

Our operations also depend upon our ability to maintain our relationships with our independent distributors. While we generally enter into contracts with our independent distributors, these contracts typically last for two years and can be terminated by either party upon 30 days’ notice. If our key distributors are unwilling to continue to sell our products or if our key distributors merge with or are purchased by a competitor, we could experience a decline in sales. If we are unable to replace such distributors or otherwise replace the resulting loss of sales, our business and results of operations could be adversely affected. For 2008 and 2009, approximately 45% and 43%, respectively, of our net sales were made through our independent distributors.

Design or manufacturing defects in our products could result in material liabilities associated with product recalls or reworks.

In the event that we produce a product that is alleged to contain a design or manufacturing defect, we could be required to incur costs involved to recall or rework that product. The costs required to recall or rework any defective products could be material, which may have a material adverse effect on our business. Any recalls or reworks may adversely affect our reputation as a manufacturer of quality, safe products and could have a material adverse effect on our business, financial condition and results of operations.

We may incur material costs as a result of product liability or warranty claims that would negatively affect our profitability.

The development, manufacture, sale and use of our products involve a risk of product liability and warranty claims, including personal injury and property damage arising from fire, soot, mold and carbon monoxide. We currently carry insurance and maintain reserves for potential product liability claims. However, our insurance coverage or reserves may be inadequate if such claims arise and any liability not covered by insurance could have a material adverse effect on our business. Moreover, our insurance premiums may increase in the future as a consequence of conditions in the insurance business generally or our situation in particular. Any such increase could result in lower profits or cause the need to reduce our insurance coverage. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to certain state laws, may not be covered by insurance. Our product liability insurance policies have limits that if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance. Any product liability or warranty issues may adversely affect our reputation as a manufacturer of safe, quality products and could have a material adverse effect on our business, financial condition and results of operations.

Our financial results or liquidity may be adversely impacted by higher than expected tax rates or exposure to additional income tax liabilities.

Our effective tax rate is highly dependent upon the geographic composition of our earnings and tax regulations governing each region. We are subject to income taxes in multiple jurisdictions within the United States and Canada, and significant judgment is required to determine our tax liabilities. Our effective tax rate as well as the actual tax ultimately payable could be adversely affected by changes in the split of earnings between jurisdictions with differing statutory tax rates, in the valuation of deferred tax assets, in tax laws or by material audit assessments, which could affect our profitability. In particular, the carrying value of deferred tax assets, which are predominantly in the United States, is dependent on our ability to generate future taxable income in the United States. In addition, the amount of income taxes we pay is subject to ongoing audits in various jurisdictions, and a material assessment by a governing tax authority could affect our profitability.

We adopted the provisions of Financial Accounting Standards Board (“FASB”) accounting standards that, among other things, require companies to recognize the tax benefits of uncertain positions only when the position is “more likely than not” to be sustained assuming examination by tax authorities. The amount recognized represents the largest amount of tax benefit that is more likely than not to be ultimately realized. A liability is recognized for any benefit claimed, or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) on the excess. At March 31, 2010, we had established a $56.5 million liability in respect of such unrecognized tax benefits, of which $4.7 million would impact the effective tax rate at recognition. We may be required to make cash payments in respect of taxes (and interest thereon) in respect of such unrecognized tax benefit. While we do not expect any such payments to have a material impact on our results of operations due to the liability we have already recognized, any such payments could impact our liquidity at the time they are made.

In April 2010, Goodman Global, Inc. and its consolidated subsidiaries received two Notices of Proposed Adjustment from the Department of Treasury—Internal Revenue Service covering its consolidated return for the period January 1 through February 13, 2008. The proposed adjustments disallow as non-recoverable costs deductions for certain expenses related to the 2008 Acquisition and would increase income taxes by approximately $11.5 million plus interest, which would be recorded as a charge to income tax expense. At this time, the IRS has not concluded its review of Goodman Global, Inc.’s consolidated returns for the years ended December 31, 2006 and 2007 and the period January 1 to February 13, 2008.

The costs of complying with, or addressing liabilities under, laws relating to the protection of the environment and human health and safety may be significant.

We are subject to extensive, evolving and often stringent international, federal, state, provincial, municipal and local laws and regulations relating to the protection of human health and the environment, including those limiting the discharge of pollutants into the environment and those regulating the treatment, storage, disposal and remediation of, and exposure to, solid and hazardous wastes and hazardous materials. Certain environmental laws and regulations impose liability on potentially responsible parties, including past and present owners and operators of sites, to clean up, or contribute to the cost of cleaning up, sites at which hazardous wastes or materials were disposed of or released. Such liability may be imposed without regard to fault and whether or not the responsible party knew of the condition. In addition, the liability may be joint and several, which could result in a party paying for more than its fair share. We are currently, and may in the future be, required to incur costs relating to the investigation or remediation of such sites, or sites owned or operated by third parties where we have, or may have, disposed of our waste. See “Business—Regulation.”

Many applicable environmental laws and regulations provide for substantial fines or civil or criminal sanctions for violations. We incur expenses to maintain such compliance and it is possible that more stringent environmental laws and regulations, more vigorous enforcement or a new interpretation of existing laws and regulations could require us to incur additional costs and penalties. Further, existing or future circumstances, such as the discovery of new or materially different environmental conditions, could cause us to incur unanticipated costs that could have a material adverse effect on our business, financial condition and results of operations.

We are also subject to various laws and regulations relating to health and safety and expect to continue to make capital expenditures at our facilities to improve worker health and safety. Expenditures at our facilities to maintain compliance with the Occupational Safety and Health Administration, or “OSHA,” standards could be significant, and we may become subject to liabilities relating to worker health and safety at our facilities in the future. In addition, future inspections at our facilities may result in enforcement actions by OSHA.

Our products are also subject to international, federal, state, provincial and local laws and regulations. We are required to maintain our products in compliance with applicable current laws and regulations, and any changes which affect our current or future products could have a negative impact on our business and could result in additional compliance costs. For example, effective January 23, 2006, U.S. federal regulations mandated an increase in the minimum seasonal energy efficiency ratio, or “SEER,” from 10 to 13 for central air conditioners and heat pumps manufactured in the United States. On November 19, 2007, the U.S. Department of Energy, or “DOE,” issued new regulations increasing the minimum annual fuel utilization efficiency, or “AFUE,” for several types of residential furnaces. These regulations apply to furnaces manufactured for sale in the U.S. or imported into the United States on and after November 19, 2015. On December 19, 2007, federal legislation was enacted authorizing the DOE to study the establishment of regional efficiency standards for furnaces and air conditioners. In April 2010, the DOE held a public hearing to consider a proposed rule amending the current AFUE for furnaces and establishing two regions for regulatory purposes. The DOE is expected to issue a final rule establishing regional standards by May 1, 2011. The required efficiency levels for our products may be further increased in the future by the relevant regulatory authorities. Any future changes in required efficiency levels or other government regulations could adversely affect our industry, business, financial condition and results of operations.

Labor disputes with our employees could interrupt our operations and adversely affect our business.

We negotiated a three year collective bargaining agreement with the International Association of Machinists and Aerospace Workers, or the union, that was ratified by the union membership on December 5, 2009. As of March 31, 2010, the union represented approximately 23% of our employees, and this agreement covers all hourly employees at our manufacturing facility in Fayetteville, Tennessee. If we are unable to successfully negotiate acceptable terms with the union when the current agreement expires, our operating costs could increase as a result of higher wages or benefits paid to union members, or if we fail to reach an agreement with the union, our operations could be disrupted. Either event could have a material adverse effect on our business. In addition, there have been in the past, and may be in the future, attempts to unionize our non-union facilities. If employees at our non-union facilities unionize in the future, our operating costs could increase.

Our business operations could be significantly disrupted if we lose members of our management team.

Our success depends to a significant degree upon the continued contributions of our executive officers and key employees, both individually and as a group. For example, we have longstanding relationships with most of our independent distributors. In many cases, these relationships have been formed over a period of years through personal networks involving our key personnel. The loss of these personnel could potentially disrupt these longstanding relationships and adversely affect our business. We have employment-related agreements with ten members of our senior management. Our future performance will be substantially dependent on our ability to retain and motivate our management. The loss of the services of any of our executive officers or key employees could prevent us from executing our business strategy.

We may be adversely affected by any natural or man-made disruptions to our distribution and manufacturing facilities.

We are a manufacturing company that is heavily dependent on our manufacturing and distribution facilities in order to maintain our business and remain competitive. Any serious disruption to a significant portion of our distribution or manufacturing facilities resulting from fire, earthquake, weather-related events, an act of terrorism or any other cause could materially impair our ability to manufacture and distribute our products to customers. Moreover, we could incur significantly higher costs and longer lead times associated with manufacturing or distributing our products to our customers during the time that it takes for us to reopen or replace damaged facilities. Many of our facilities are located at or near Houston, Texas, which is in close proximity to the Gulf of Mexico. This region is particularly susceptible to natural disruptions, as evidenced by hurricane activity in recent years. If any of these events were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If we are unable to access funds generated by our subsidiaries we may not be able to meet our financial obligations.

Because we conduct our operations through our subsidiaries, we depend on those entities for dividends, distributions and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions in certain agreements governing current and future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. See “Management’s discussion and analysis of financial condition and results of operations—Long term debt.” All of our subsidiaries are separate and independent legal entities and have no obligation whatsoever to pay any dividends, distributions or other payments to us.

Our business operations could be negatively impacted if we fail to adequately protect our intellectual property rights or if third parties claim that we are in violation of their intellectual property rights.

Our products are marketed primarily under the Goodman®, Amana® and Quietflex® brand names and, as such, we are dependent on those brand names. Failure to protect these brand names and other intellectual property rights or prevent their unauthorized use by third parties could adversely affect our business. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing and confidentiality agreements. These protections may not be adequate to prevent competitors from copying or reverse engineering our products, or from developing and marketing products that are substantially equivalent to or superior to our own. In addition, we face the risk of claims that we are infringing third parties’ intellectual property rights. Any such claim, even if it is without merit, could be expensive and time-consuming; could cause us to cease making, using or selling certain products that incorporate the disputed intellectual property; could require us to redesign our products, if feasible; could divert management time and attention; and could require us to enter into costly royalty or licensing arrangements.

The requirements of being a public company may strain our resources, distract management and increase our expenses.

After the consummation of this offering, we will need to comply with new laws, regulations and requirements, including certain provisions of the Securities Exchange Act of 1934, or the “Exchange Act,” the related regulations of the Securities and Exchange Commission and the requirements of [the New York Stock Exchange][The NASDAQ Global Market]. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control for financial reporting. These requirements may place a strain on our systems and resources. Under Section 404 of the Sarbanes-Oxley Act, Goodman Global Group, Inc. will be required beginning with the year ending December 31, 2011, and Goodman Global, Inc. is currently required, to include a report by management on our internal control over financial reporting in our Annual Report on Form 10-K. Our independent public accountants auditing our financial statements will be required to attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting beginning with Goodman Global, Inc.’s Annual Report on Form 10-K for the fiscal year ending December 31, 2010 and with Goodman Global Group, Inc.’s Annual Report on Form 10-K for the fiscal year ending December 31, 2011. Previously, in connection with the fiscal year ended December 31, 2006, it was determined that some of our predecessor’s commodity derivatives did not qualify for hedge accounting and, as a result, we restated the prior quarters of 2006 to reflect the changes in fair value of those derivatives in other (income) expense, net, and our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not then effective for this reason. If we are unable to conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if our independent public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting in future years, investors may lose confidence in our financial reports and the trading price of our common stock may decline.

In addition, we expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on audit and compensation committees.

Risks related to our indebtedness

Our substantial indebtedness could adversely affect our financial condition, our ability to operate our business, react to changes in the economy or our industry and pay our debts and could divert our cash flow from operations for debt payments.

We now have, and will continue to have, a significant amount of indebtedness for the foreseeable future. This indebtedness exposes us to risks that some of our primary competitors, with less outstanding indebtedness, do not face. On March 31, 2010, we had $1,494.9 million of indebtedness, net of original issue discount of $29.5 million, excluding $33.5 million of outstanding and undrawn letters of credit and up to $266.5 million of additional indebtedness that may be borrowed under the terms and conditions of our revolving credit facility, of which $211.4 million was available under our borrowing base as of such date. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity, capital resources and off-balance sheet arrangements.”

Our substantial indebtedness could have important consequences to our business, including:

•	making it more difficult for us to satisfy our obligations with respect to our outstanding notes and other indebtedness;

•	increasing our vulnerability to general adverse economic and industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby limiting cash flow available to fund our working capital, capital expenditures or other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry and making us more vulnerable to economic downturns and adverse industry conditions;

•

compromising our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, due to our high level of debt and the restrictive covenants in some of our debt agreements; and

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, other general corporate requirements and acquisitions.

A substantial portion of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing interest rates including the prime rate. A 1% increase or decrease in the overall interest rate would have resulted in approximately a $0.7 million ($0.4 million, net of tax) increase or decrease in our interest expense in the three months ended March 31, 2010 on our variable rate indebtedness. If interest rates increase dramatically, we may be unable to meet our debt service obligations. For the three months ended March 31, 2010, we had entered into two interest rate swaps, one with a notional amount of $200.0 million, which expired in March 2010, and another with a notional amount of $300.0 million, which expires in March 2011. We are not under any obligation to maintain or renew such arrangements or to enter into additional arrangements, and any such arrangements may not be as effective as we expect in mitigating our exposure to interest rate fluctuations.

Despite current indebtedness levels, we and our subsidiaries may incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the agreements governing our debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase. As of March 31, 2010, we had $266.5 million of undrawn commitments under our revolving credit facility (of which $211.4 million was available under our borrowing base as of such date).

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance. This, to a certain extent, is subject to prevailing economic and competitive conditions and to certain financial, business, regulatory and other factors beyond our control. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under the revolving credit agreement in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or fund our other liquidity needs, we may need to restructure or refinance all or a portion of our debt or sell certain of our assets on or before the maturity of our debt. We may not be able to restructure or refinance any of our debt on commercially reasonable terms, or at all, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

In addition, if our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets or seek additional capital. These alternative measures may not be available to us, may not be successful and may not permit us to meet our scheduled debt service obligations, which could result in substantial liquidity problems. The senior secured credit facilities, senior subordinated notes and senior discount notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The agreements governing our indebtedness contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and certain of our subsidiaries’ ability to, among other things:

•	incur additional debt or issue certain capital stock;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	permit restrictions on the ability of our subsidiaries to make distributions.

In addition, under the revolving credit agreement, when (and for as long as) the combined availability under the revolving credit agreement is less than a specified amount for a certain period of time, or if a payment or bankruptcy event of default has occurred and is continuing, funds deposited into any of our depository accounts will be transferred on a daily basis into a blocked account with the administrative agent and applied to prepay loans under the revolving credit agreement and to cash collateralize letters of credit issued thereunder.

Under the senior secured credit facilities, we will also be required to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and there can be no assurance that we will meet those ratios.

The failure to comply with any of these covenants would cause a default under our debt instruments. A default, if not waived, could result in acceleration of the outstanding indebtedness under such debt instruments, in which case such indebtedness would become immediately due and payable. In addition, a default or acceleration under certain of our debt instruments could result in a default or acceleration of other indebtedness as a result of cross-default or cross-acceleration provisions. If any default occurs, we may not be able to pay our debt or borrow sufficient funds to refinance it. This could result in bankruptcy proceedings, in which our common stock may lose all value. Even if new financing is available, it may not be available on terms that are acceptable to us. Complying with these covenants may cause us to take actions that we otherwise would not take or not take actions that we otherwise would take.

Risks related to our common stock and this offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on [the New York Stock Exchange] [The NASDAQ Global Market] or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price of our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission (the “SEC”);

•	failure of research analysts to cover our common stock;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry or our inability to meet their financial estimates;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	future sales of our common stock; and

•	the other factors described in this “Risk factors” section.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

In the past, some companies that have had volatile market prices for their securities have been subject to class action or derivative lawsuits. The filing of a lawsuit against us, regardless of the outcome, could have a material adverse effect on our business, financial condition and results of operations, as it could result in substantial legal costs and a diversion of our management’s attention and resources.

Future sales of our common stock in the public market or the perception of such sales could lower our share price, and the exercise of outstanding stock options and any additional capital raised by us through the sale of common stock may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. Our amended and restated certificate of incorporation will authorize us to issue              shares of common stock, of which             shares will be outstanding upon consummation of this offering. All the shares sold in this offering will be freely tradable unless held by our affiliates. Of the remaining              shares outstanding, substantially all of them are restricted from immediate resale under the lock-up agreements between our current stockholders and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreements, which, without the prior consent of J.P. Morgan Securities Inc. on behalf of the underwriters, is 180 days after the date of this prospectus (which period could be extended for up to an additional 34 days under certain circumstances). Immediately after the expiration of the lock-up period, these shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to applicable holding period requirements and, in the case of sales by affiliates of ours, to volume and other limitations.

The stockholders agreement provides that             shares held by the Co-Investors may not be transferred for a period of up to one year following this offering except to certain permitted transferees, in tag-along or drag-along sales or with the consent of funds affiliated with Hellman & Friedman LLC, which we refer to as the “Hellman & Friedman Investors.” See “Certain relationships and related party transactions.”

Upon consummation of this offering, options to purchase             shares of our common stock will be outstanding (of which options to acquire             shares of common stock will be vested upon consummation of this offering). Beginning on the expiration of the lock-up period, pursuant to the stockholders agreement affiliates of H&F have certain demand registration rights with respect to the common stock they will retain following the offering. Immediately following this offering, we intend to file a registration statement registering             shares reserved for issuance under our 2008 Stock Incentive Plan under the Securities Act. See “Certain relationships and related party transactions” and “Description of capital stock.”

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock (or the possibility or perception of such future issuances and sales) will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

We have no plans to pay dividends on our common stock, so you may not receive funds without selling your common stock.

We have no plans to pay dividends on our common stock. We generally intend to invest our future earnings, if any, to fund our growth while reducing leverage. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Our senior secured credit facilities and the indenture governing our senior subordinated notes also include limitations on the payment of dividends to us by our subsidiaries. Because we operate as a holding company, we depend on distributions from our subsidiaries to pay dividends on our common stock. Furthermore, the indenture governing our senior discount notes includes limitations on the payment of dividends by Goodman Global Group, Inc. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock, you may sell it at a price lower than that at which you purchased it or you may lose the entire amount of the investment.

We will continue to be controlled by H&F, whose interests may differ from those of our other stockholders.

Upon completion of the offering and of the transactions related to the offering, affiliates of H&F will own or control shares representing, in the aggregate, a             % voting interest in Goodman Global Group, Inc., or             % if the underwriters exercise their overallotment option in full. H&F and its affiliates, by virtue of their ownership of our common stock will control the vote in connection with substantially all matters subject to stockholder approval.

As long as H&F continues to own or control a majority of our common stock, they will control us. As a result, without the consent of the public stockholders, H&F will have the ability to elect all of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payments of dividends, if any, on our common stock, the incurrence of debt by us, amendments to our certificate of incorporation and bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, H&F may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you.

H&F and its affiliates are in the business of making investments in companies and may, from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our amended and restated certificate of incorporation to be adopted prior to consummation of this offering provides that the doctrine of “corporate opportunity” will not apply to H&F or any of our directors who are employees of H&F, in a manner that would prohibit them from investing in competing businesses or doing business with our customers or require them to present such opportunities to us. To the extent H&F invests in such other businesses, H&F may have differing interests than our other stockholders. H&F may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

In addition, H&F will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your common stock as part of a sale of our company and might ultimately affect the market price of your common stock.

We are a “controlled company” within the meaning of [the New York Stock Exchange] [The NASDAQ Global Market] listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the completion of this offering, investment funds affiliated with H&F will beneficially own approximately     % of our outstanding common stock and voting power. Because affiliates of H&F will own more than 50% of the voting power of the issuer after giving effect to this offering, we will be considered a “controlled company” for the purposes of [the New York Stock Exchange] [The NASDAQ Global Market] listing requirements. As such, we may elect not to comply with certain corporate governance requirements of [the New York Stock Exchange] [The NASDAQ Global Market] that: (1) a majority of the board of directors consist of independent directors, (2) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors, and we may not have a compensation committee and a nominating and corporate governance committee consisting entirely of independent directors. See “Management—Controlled company exception.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of [the New York Stock Exchange] [The NASDAQ Global Market].

Delaware law and our charter documents may impede or discourage a takeover, which could reduce the market value of our common stock.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws may also make it more difficult for, or prevent a third party from, acquiring control of us, without the approval of our board of directors. These provisions include:

•	the sole power of a majority of our board of directors to fix the number of directors;

•	limitations on the removal of directors;

•	the sole power of our board of directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	the ability of our board of directors to designate one or more series of preferred stock and issue preferred stock without stockholder approval; and

•	the inability of stockholders to act by written consent or to call special meetings.

Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock and certain other provisions of our amended and restated certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of capital stock.” Relatedly, as our controlling stockholder after this offering, H&F’s decision as to whether a takeover offer should be accepted will most likely be dispositive.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Because the initial public offering price per common share is substantially higher than our book value per common share, you will immediately experience a substantial dilution in net tangible book value.

You will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the sale of the shares of common stock offered hereby and after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds therefrom, our adjusted net tangible book deficit as of March 31, 2010, would have been $            million, or $            per share of common stock. This represents an immediate dilution in net tangible book value of $            per share to new investors purchasing shares of our common stock in this offering. A calculation of the dilution you will incur is provided below under “Dilution.”

Certain beneficial owners of our voting securities may be required to file an application with and be investigated by the Florida insurance authorities, and the Florida Office of Insurance Regulation may restrict the ability of a beneficial owner to receive any benefit from our voting securities and may require the divestiture of shares of our voting securities.

One of our subsidiaries, AsureCare Corp., a Florida corporation, is licensed as a service warranty association and regulated by the Florida Office of Insurance Regulation. As a Florida-domestic service warranty association, AsureCare Corp. is subject to regulation as a specialty insurer under certain provisions of the Florida Insurance Code. Under applicable Florida law, no person can finally acquire, directly or indirectly, more than 10% of the voting securities of a service warranty association or its controlling company without the written approval of the Florida Office of Insurance Regulation. Accordingly, any person who acquires beneficial ownership of 10% or more of our voting securities will be required by law to apply to the Florida Office of Insurance Regulation for its approval no later than five days after any form of tender offer or exchange offer is proposed, or no later than five days after the acquisition of securities or ownership interest if no tender offer or exchange offer is involved.

The Florida Office of Insurance Regulation may disapprove the acquisition of 10% or more of our voting securities by any person who refuses to apply for and obtain regulatory approval of such acquisition. In addition, if the Florida Office of Insurance Regulation determines that any person has acquired 10% or more of our voting securities without obtaining its regulatory approval, it may order that person to cease the acquisition and divest itself of any shares of our voting securities which may have been acquired in violation of the applicable Florida law. In addition, the Florida Office of Insurance Regulation may assess administrative fines against the purchaser not to exceed $20,000 per willful violation, subject to a cap of $100,000 for violations arising from one transaction. Due to the requirement to file an application with and obtain approval from the Florida Office of Insurance Regulation, purchasers of 10% or more of our voting securities may incur additional expenses in connection with preparing, filing and obtaining approval of the application, and the effectiveness of the acquisition will be delayed pending receipt of approval from the Florida Office of Insurance Regulation, which could take 90 days or longer after submission of a complete application.

The Florida Office of Insurance Regulation may also take disciplinary action against AsureCare Corp.’s license if it finds that an acquisition made in violation of the applicable Florida law would render the further transaction of its business hazardous to its customers, creditors, stockholders or the public.

Forward-looking statements

This prospectus contains forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance or other statements that are not historical statements that are contained in this prospectus under the headings “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” are forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, these forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Our actual results may differ materially from those suggested by these forward-looking statements for various reasons, including those discussed in this prospectus under the headings “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.” Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations are:

•	adverse conditions affecting the U.S. economy;

•	volatility and disruption of the capital and credit markets and adverse changes in the U.S. and global economy, which may negatively impact our and our customers’ ability to access financing;

•	changes in weather patterns and seasonal fluctuations;

•	a failure by us to improve our existing products, develop new products or keep pace with our competitors’ product development;

•	increased competition, as well as consolidation among independent distributors;

•	significant fluctuations in the cost of raw materials and components and a decline in our relationships with key suppliers;

•	a significant impairment of the value of our intangible assets or long-lived assets;

•	a decline in our relations with our key distributors;

•	design or manufacturing defects in our products, which may result in material liabilities associated with product recalls or reworks;

•	the incurrence of material costs as a result of product liability or warranty claims;

•	higher than expected tax rates or exposure to additional income tax liabilities;

•	the costs of complying with, or addressing liabilities under, laws relating to the protection of the environment and worker health and safety;

•	labor disputes with our employees;

•	the loss of members of our management team;

•	natural or man-made disruptions to our distribution and manufacturing facilities;

•	our inability to access funds generated by our subsidiaries, making us unable to meet our financial obligations;

•	our failure to adequately protect our intellectual property rights or claims that we are in violation of the intellectual property rights of third parties;

•	the requirements of being a public company, which may strain our resources and distract management;

•

our substantial indebtedness, which may adversely affect our financial condition, our ability to operate our business, react to changes in the economy or our industry and pay our debts and could divert our cash flow from operations for debt payments;

•	the incurrence by us or our subsidiaries of substantially more debt, which could further exacerbate the risks associated with our substantial leverage;

•	our need to generate cash to service our indebtedness;

•	restrictions in our debt agreements that limit our flexibility in operating our business; and

•	other factors detailed from time to time in our filings with the SEC.

The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or developments, changed circumstances or otherwise.

Market and industry data

Unless otherwise indicated, information contained in this prospectus concerning the heating, ventilation and air conditioning, or “HVAC,” industry or market refers to the residential and light commercial sector within the domestic HVAC industry (consisting of gas furnaces, package terminal units and compressor bearing units 5.4 tons in capacity and smaller). Unless otherwise indicated, information contained in this prospectus concerning the residential HVAC industry refers to the U.S. residential HVAC industry consisting of gas furnaces and compressor bearing units. Our general expectations concerning the HVAC industry and its segments, and our beliefs regarding market position and market share within the HVAC industry and its segments, are based on data from various third-party sources. The relevant data from each such provider are, in each case, the most recent data from such provider available to management, and management believes such data are reliable. In addition, this prospectus presents similar information based on management estimates. Such estimates are derived from third-party sources as well as data from our internal research and on assumptions made by us, based on such data and our knowledge of the HVAC industry, which we believe to be reasonable.

Use of proceeds

We estimate that the net proceeds we will receive from this offering, after deducting the underwriting discount and estimated expenses payable by us, will be approximately $            million. This estimate assumes an initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated expenses payable by us.

In addition,             shares are being offered by the selling stockholders. We will receive no proceeds from the sale of the shares of our common stock by the selling stockholders.

We intend to use the net proceeds we receive from this offering to repurchase debt, which may include the senior discount notes or the senior subordinated notes. We used the net proceeds of the senior discount notes, together with a dividend from our subsidiary Goodman Global, Inc., to pay a cash dividend to our stockholders and an equitable distribution to our option holders. The senior discount notes mature in December 2014 and do not bear interest. Instead, their principal amount accretes from their issue date until maturity under the indenture at a rate of 11.500% per annum. The senior subordinated notes mature in February 2016 and bear interest at a rate of 13.50% per annum, provided that we may, at our option, elect to pay interest in any interest period at a rate of 14.00% per annum, in which case up to 3.0% per annum may be paid by issuing additional notes.

Dividend policy

In December 2009, we used the net proceeds from the senior discount notes, along with a $115.0 million dividend from Goodman Global, Inc., to declare a $424.5 million dividend to our stockholders (that included a $20.3 million equitable distribution to our option holders). In May 2010, we declared a $14.9 million dividend to our stockholders (that included a $0.7 million equitable distribution to our option holders). We paid our existing stockholders and vested option holders $409.5 million and $14.5 million for the December 2009 and May 2010 dividends, respectively, and, at the declaration date, established a liability for $15.0 million and $0.4 million for the December 2009 and May 2010 declarations, respectively, for the payment of an equitable distribution with respect to unvested options outstanding as of the declaration date that will vest at a future date. In the case of each of the December 2009 and May 2010 declarations, payment of the equitable distribution with respect to unvested options is made as and when such options vest. Our directors, officers and investment funds controlled by H&F received dividend payments of $363.1 million and $12.7 million for the December 2009 and May 2010 declarations, respectively. We paid directors and officers equitable distribution payments for vested options of $5.1 million and $0.3 million for the December 2009 and May 2010 declarations, respectively, and established a liability of $13.4 million and $0.3 million for the December 2009 and May 2010 declarations, respectively, for the payment of an equitable distribution with respect to unvested options held by directors and officers outstanding as of the declaration date that will vest at a future date.

Other than the foregoing, Goodman Global Group, Inc., has not declared or paid any cash dividends on our common stock since our inception, and we do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings to finance future growth and reduce leverage. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. In addition, our ability to declare and pay cash dividends after the offering will be restricted by the covenants of our senior secured credit facilities, our senior subordinated notes and our senior discount notes. As a result, you will need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Management’s discussion and analysis of financial condition and results of operations—Long term debt” for a description of the restrictions on our ability to pay dividends.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2010:

•	on a historical basis, and

•

on an as adjusted basis giving effect to the issuance and sale by us of             shares of common stock in this offering, assuming that the shares of common stock to be sold in the offering are sold at an initial public offering price of $            per share, which is the midpoint of the price range indicated on the front cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us in this offering and our use of proceeds as described in “Use of proceeds.”

You should read this table together with the other information contained in this prospectus, including “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2010
(in thousands)	Historical	As adjusted

Cash and cash equivalents(1)	$60,303	$

Debt:
Long-term debt (including current portion):
Term loan agreement(2)	$738,426	$
Revolving credit agreement(3)	—
Senior subordinated notes	423,962
Senior discount notes(4)	332,475

Total debt	1,494,863

Redeemable common stock:	59,722

Shareholders’ equity:
Common stock, par value $0.01; 300,000,000 shares authorized, 124,516,463 shares issued and outstanding as of March 31, 2010, actual; shares authorized, shares issued and outstanding, as adjusted	1,245
Accumulated other comprehensive income	11,183
Additional paid-in-capital(1)	939,808
Retained earnings	—

Total shareholders’ equity	952,236

Total capitalization(1)	$2,506,821	$

(1)	Cash and cash equivalents excludes restricted cash of $2.7 million. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, additional paid-in-capital and total capitalization on an as adjusted basis by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated expenses payable by us.

(2)	The term loan agreement consists of $754.0 million in principal amount outstanding, net of unamortized original issue discount of $15.6 million.

(3)	Our subsidiaries had unused commitments under the revolving credit agreement of $266.5 million at March 31, 2010, of which $211.4 million was available under our borrowing base as of such date, after taking into consideration outstanding and undrawn letters of credit which totaled $33.5 million at March 31, 2010.

(4)	The senior discount notes consist of $346.4 million in accreted value as of March 31, 2010, net of unamortized original issue discount of $13.9 million. The senior discount notes have an aggregate principal amount due at maturity of $586.0 million.

Dilution

Dilution is the amount by which the portion of the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value or deficit per share of our common stock after the offering.

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book deficit per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book deficit per share attributable to our existing stockholders.

Our net tangible book deficit as of March 31, 2010 was approximately $1,056 million, or $             per share of our common stock. Net tangible book deficit is calculated by subtracting goodwill, identifiable intangibles, deferred tax assets and deferred financing costs from total net assets. Total liabilities exclude deferred tax liabilities.

After giving effect to the sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds to us from this offering, our adjusted net tangible book deficit would have been $            million, or $            per share. This represents an immediate decrease in net tangible book deficit of $            per share to existing stockholders and an immediate dilution in net tangible book value of $            per share to new investors purchasing shares of our common stock at the initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book deficit per share as of March 31, 2010 prior to this offering	$
Decrease in adjusted net tangible book deficit per share attributable to new investors

Adjusted net tangible book deficit per share after this offering

Dilution in adjusted net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would decrease (increase) our adjusted net tangible book deficit after this offering by $            and increase (decrease) the dilution per share to new investors by $            , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

Assuming this offering had occurred on March 31, 2010, the following table summarizes the differences between the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by (1) our existing stockholders and (2) the new investors purchasing shares of common stock in this offering with respect to the number of shares of common stock purchased from us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing equityholders(1)		%	$	%	$
New investors

Total		100.0%		$100.0%

(1)	Includes shares sold in this offering by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid by new investors and the average price per share by $            million and $1.00, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the underwriting discount or estimated expenses payable by us.

The sale of             shares in this offering by the selling stockholders will cause the number of shares held by existing stockholders to be reduced to             shares or             % of the total number of shares outstanding after this offering. See “Principal and selling stockholders.”

As of March 31, 2010, there were 6,627,526 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $9.85 per share. To the extent that these options are exercised, the amount of the dilution to new investors will be increased by $             per share.

Selected consolidated financial data

The following table presents our selected consolidated financial data. The following selected consolidated financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus, as well as other financial information included elsewhere in this prospectus. The selected financial data below may not be indicative of our future financial condition or results of operations.

The consolidated statement of income and cash flow data for the three months ended March 31, 2010 and 2009 and the consolidated balance sheet data as of March 31, 2010 have been derived from the unaudited historical consolidated financial statements of Goodman Global Group, Inc. included elsewhere in this prospectus. The consolidated statement of income and cash flow data for the year ended December 31, 2009, the period February 14, 2008 to December 31, 2008, the period January 1, 2008 to February 13, 2008 and the year ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2009 and 2008 have been derived from the audited historical consolidated financial statements of Goodman Global Group, Inc. included elsewhere in this prospectus. The consolidated statement of income and cash flow data for the years ended December 31, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005 have been derived from audited consolidated financial statements of Goodman Global, Inc. that are not included in this prospectus.

	Predecessor				Successor
	Years ended December 31,			January 1 to February 13, 2008	February 14 to December 31, 2008	Year ended December 31, 2009	Three months ended March 31,
(dollars in thousands)	2005	2006	2007				2009	2010

Consolidated statement of income data:
Sales, net(1)	$1,565,406	$1,794,753	$1,935,690	$147,137	$1,730,229	$1,851,186	$318,235	$388,781
Cost of goods sold	1,243,408	1,374,774	1,462,776	115,714	1,319,113	1,290,747	245,750	271,860
Selling, general and administrative expenses	170,077	205,894	210,613	65,616	187,144	236,231	50,004	56,148
Depreciation and amortization expense	37,717	32,641	35,119	3,835	44,913	48,435	12,368	11,970

Operating profit (loss)	114,204	181,444	227,182	(38,028)	179,059	275,773	10,113	48,803
Interest expense, net	74,213	77,825	68,378	56,176	135,616	136,831	38,126	42,495
Other (income) expense, net	(706)	5,264	(2,752)	(347)	1,554	(19,642)	439	(164)
Earnings (losses) before income taxes	40,697	98,355	161,556	(93,857)	41,889	158,584	(28,452)	6,472
Provision for (benefit from) income taxes	15,817	34,188	60,177	(27,815)	15,593	58,870	(11,091)	2,721

Net income (loss)	$24,880	$64,167	$101,379	$(66,042)	$26,296	$99,714	$(17,361)	$3,751

	Predecessor				Successor
	Years ended December 31,			January 1 to February 13, 2008	February 14 to December 31, 2008	Year ended December 31, 2009	Three months ended March 31,
(in thousands, except per share data)	2005	2006	2007				2009	2010

Basic and diluted earnings per share of common stock:
Basic
Diluted

Weighted average number of shares used in computing earnings per share:
Basic
Diluted

Statement of cash flows data:
Net cash (used in) provided by operating activities	$105,519	$53,724	$204,217	$(42,689)	$184,059	$210,505	$(24,871)	$10,585
Net cash used in investing activities	(24,957)	(39,343)	(14,181)	(3,508)	(1,963,561)	(20,200)	(6,120)	(4,212)
Net cash provided by (used in) financing activities	(60,639)	(26,591)	(182,650)	36,671	1,914,191	(276,985)	—	(3,508)

Other financial data:
Capital expenditures	28,806	39,383	26,416	3,409	18,203	20,209	6,123	4,212
Cash dividends	—	—	—	—	—	409,538	—	3,508
Cash dividends per share of common stock	—	—	—	—	—		—	—

	Predecessor			Successor
	As of December 31,					As of March 31, 2010
(in thousands)	2005	2006	2007	2008	2009

Consolidated balance sheet data (at period end):
Cash and cash equivalents	$23,779	$11,569	$18,955	$144,118	$57,438	$60,303
Total assets	1,621,537	1,623,971	1,567,617	3,075,745	3,007,506	2,996,015
Total debt	961,375	838,050	655,425	1,347,526	1,482,683	1,494,863
Redeemable common stock	—	—	—	37,095	38,578	59,722
Redeemable preferred stock	225,570	—	—	—	—	—
Shareholders’ equity	107,815	521,085	622,106	1,225,202	965,378	952,236

(1)	Sales are presented net of certain rebates paid to customers. See “Management’s discussion and analysis of financial condition and results of operations” and the notes to our consolidated financial statements appearing elsewhere in this prospectus.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our results of operations and financial condition includes the predecessor periods prior to the consummation of the 2008 Acquisition. We refer to the operations of both the predecessor and the successor as ours, unless specifically stated otherwise. You should read the following discussion and analysis in conjunction with our financial statements and related notes included in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk factors.”

Overview

Goodman is a leading domestic manufacturer of heating, ventilation and air conditioning, or HVAC, products for residential and light commercial use. Since we began to manufacture HVAC equipment in 1982, we believe that we have grown our share of the residential HVAC market to now become one of the country’s largest residential HVAC manufacturers, based on unit sales. Our activities include engineering, manufacturing, distributing, and marketing an extensive line of HVAC equipment and related products.

Our products are predominantly marketed under the Goodman®, Amana® and Quietflex® brand names. We believe the Goodman brand is the single largest domestic residential HVAC brand, based on unit sales, and caters to the large segment of the market that is price sensitive and desires reliable and low-cost climate comfort, while our premium Amana brand includes advanced features, quieter operation and enhanced warranties. The Quietflex brand is a recognized brand of flexible duct.

Founded in 1975 as a manufacturer of flexible duct, we expanded into the broader HVAC manufacturing market in 1982. Since then, we have expanded our product offerings and maintained our core competency of manufacturing high-quality products at low costs. Our growth and success can be attributed to our strategy of providing a quality, competitively priced product that we believe is designed to be reliable and easy-to-install.

Our history

Goodman Global, Inc. was incorporated under the laws of Delaware in 2004. On December 23, 2004, Apollo Management, L.P., or Apollo, through its affiliate, Frio Holdings LLC, acquired our business from Goodman Global Holdings, Inc., a Texas corporation, and following a reorganization, we operated as Goodman Global, Inc.

On April 11, 2006, Goodman Global, Inc. completed an initial public offering of its common stock.

On February 13, 2008, Chill Acquisition, Inc., a Delaware corporation formed in October 2007, merged with and into Goodman Global, Inc., with Goodman Global, Inc. as the surviving corporation, now an indirect subsidiary of Goodman Global Group, Inc. (formerly Chill Holdings, Inc.), a Delaware corporation formed in October 2007 by affiliates of Hellman & Friedman LLC. We refer to this as the “2008 Acquisition.” We refer to Goodman Global, Inc. prior to the 2008 Acquisition as “Predecessor,” and subsequent to the 2008 Acquisition, we refer to Goodman Global Group, Inc. as “Successor.” In connection with the 2008 Acquisition, the common stock of

Goodman Global, Inc. was deregistered and its senior subordinated notes and senior floating rates notes were redeemed. In addition, Goodman Global, Inc. issued $500.0 million aggregate principal amount of 13.50%/14.00% senior subordinated notes due 2016, or the “senior subordinated notes.” Also in connection with the 2008 Acquisition, Goodman Global, Inc. entered into senior secured credit facilities consisting of a term loan agreement with a six-year maturity, or the “term loan agreement,” under which we borrowed an aggregate of $800.0 million in term loans, and a revolving credit agreement with a five year maturity, or the “revolving credit agreement,” which provided for revolving credit loans of up to $300.0 million, subject to borrowing base availability. The merger was accounted for under the purchase method of accounting. The purchase price was allocated to the acquired assets and liabilities assumed at their estimated fair market value considering a number of factors. The excess of the cost of the acquisition over the fair value of the net assets acquired was recorded as goodwill.

Effective December 7, 2009, Goodman Global, Inc. amended its term loan agreement and revolving credit agreement to permit a one-time dividend payable to its stockholder in an aggregate amount of $115.0 million. Goodman Global, Inc. incurred a fee of $3.0 million to its lenders in satisfaction of a condition to effectiveness of the amendments. Goodman Global, Inc. paid the dividend on December 16, 2009.

On December 16, 2009, Goodman Global Group, Inc. completed a private placement of $586.0 million in aggregate principal amount at maturity of its 11.500% Senior Discount Notes due 2014 with gross proceeds of approximately $320 million. The senior discount notes are obligations of Goodman Global Group, Inc. The senior discount notes are not guaranteed by Goodman Global, Inc. or any of its subsidiaries and are effectively subordinated in right of payment to all of its existing and future indebtedness and other liabilities, including the indebtedness and other obligations under its credit facilities and outstanding senior subordinated notes. Goodman Global Group, Inc. does not generate operating cash and in the event that a future dividend is required to satisfy Goodman Global Group, Inc.’s obligations under the senior discount notes, the senior secured credit facilities and the indenture governing the senior subordinated notes generally limit Goodman Global, Inc.’s ability to declare or pay dividends. Goodman Global Group, Inc. used the net proceeds of the senior discount notes along with the dividend that it received from Goodman Global, Inc. to pay a dividend to our stockholders and an equitable distribution to Goodman Global Group, Inc.’s option holders as required by its stock incentive plan.

Markets and sales channels

We manufacture and market an extensive line of heating, ventilation and air conditioning products for the residential and light commercial HVAC markets primarily in the United States and Canada. These residential and light commercial products consist mainly of gas furnaces, package terminal units and compressor bearing units 5.4 tons in capacity and smaller. We also manufacture complementary lines of flex-duct, evaporator coils, air handlers and compressor bearing units with capacities ranging from six through 12.5 tons and source a variety of accessory components that aid in the installation and service of our products. Essentially all of our products are manufactured and assembled at facilities in Texas, Tennessee, Florida, Pennsylvania and Arizona and are distributed through over 945 distribution points across North America.

Our customer relationships include independent distributors, installing contractors or “dealers,” national homebuilders and other national accounts. We sell to dealers primarily through our network of independent distributors and company-operated distribution centers. We sell to some of our independent distribution channel under inventory consignment arrangements. We focus the majority of our marketing on dealers who install residential and light commercial HVAC products. We believe that the dealer is the key participant in a homeowner’s purchasing decision as the dealer is the primary contact for the end user. Given the strategic importance of the dealer, we remain committed to enhancing profitability for this segment of the supply chain while allowing our distributors to achieve their own profit goals. We believe the ongoing focus on the dealer creates loyalty and mutually beneficial relationships among distributors, dealers and us.

Weather and seasonality and business mix

We believe that weather patterns have historically impacted the demand for HVAC products. For example, we believe that hot weather in the spring season can cause existing older units to fail earlier in the season, driving customers to accelerate replacement of a unit, which might otherwise be deferred in the case of a late season failure. Similarly, we believe that unseasonably mild weather diminishes customer demand for both commercial and residential HVAC replacement and repairs. Weather also impacts installation during periods of inclement weather as fewer units are installed due to dealers being delayed or forced to shut down their operations.

Although there is demand for our products throughout the year, in each of the past three fiscal years between 58% and 60% of our total sales occurred in the second and third quarters of the fiscal year. Our peak production also typically occurs in the second and third quarters of the fiscal year.

We believe approximately 15% to 20% of our sales during 2009 were associated with residential new construction, with the balance attributable to repair, retrofitting and replacement units.

Costs

The principal elements of cost of goods sold in our manufacturing operations are component parts, raw materials, factory overhead, labor, transportation costs and warranty. The principal component parts, which, depending on the product, can approach up to 41% of our cost of goods sold, are compressors and motors. We purchase most of our components, such as compressors, motors, capacitors, valves and control systems, from third-party suppliers. In order to maintain low input costs, we also manufacture select components when it is deemed cost effective. We also manufacture heat transfer surfaces and heat exchangers for our units. Our primary raw materials are copper, aluminum and steel, all of which we purchase from third parties. We spent approximately $264.7 million in 2009 and approximately $300.0 million in each of 2008 and 2007 on these raw materials. Cost variability of raw materials can have a material impact on our results of operations. To enhance stability in the cost of major raw material commodities, such as copper and aluminum used in the manufacturing process, we have entered and may continue to enter into commodity derivative arrangements. Shipping and handling costs associated with sales are recorded at the time of the sale. Warranty expense, which is also recorded at the time of sale, is estimated based on historical trends such as incident rates, replacement costs and other factors and equaled 3.6% and 2.7% of our net sales in 2009 and 2008, respectively.

In 2008, our cost of goods sold reflects a short-term increase as a result of the purchase accounting treatment of the step-up in basis of inventory as a result of the 2008 Acquisition. As a result of the adjustment to our asset basis, the cost of goods sold of Successor was increased by $48.0 million in the first quarter and second quarter of 2008.

Our selling, general and administrative expenses consist of costs incurred to support our marketing, distribution, engineering, information systems, human resources, finance, purchasing, risk management, legal and tax functions. In 2008, Predecessor’s selling, general and administrative expenses were negatively affected by $42.9 million of expenses related to the 2008 Acquisition.

Depreciation expense is primarily impacted by capital expenditure levels. Under the rules of purchase accounting, in February 2008 we adjusted the value of our assets and liabilities to their respective estimated fair values, to the extent of the new investors’ ownership, with any excess of the purchase price over the fair market value of the net assets acquired allocated to goodwill. As a result of the adjustment to our asset basis, our depreciation and amortization expenses increased.

Interest expense, net consists of interest expense and interest income. In addition, interest expense includes the amortization of deferred financing costs and settlements and changes in the fair value of interest rate derivatives that have not been designated as cash flow hedges. In 2008, Predecessor’s net interest expense included a $49.8 million charge related to the 2008 Acquisition and the related extinguishment of Predecessor’s outstanding debt.

Other income, net consists of gains and losses on early extinguishment of debt, ineffectiveness related to hedge accounting of our commodity swaps, changes in fair value of our commodity contract for diesel that has not been designated as a cash flow hedge and miscellaneous income or expenses.

Critical accounting policies and estimates

Estimates and assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We must make these estimates and assumptions because certain information is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine, and significant judgment must be exercised. In preparing the financial statements, the most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty relate to goodwill, intangible and long-lived assets and reserves for self-insurance, warranty and income tax liabilities. Actual results could differ materially from the estimates and assumptions used in the preparation of our financial statements.

Warranty costs

We offer a variety of warranties on our products. Provisions for warranties are made at the time revenues are recognized. These reserves are based on estimations derived from historical failure rates, estimated service costs and historical trends. In addition, when new products are introduced, we consult with engineering, manufacturing and quality control personnel to determine the initial warranty expense. On a quarterly basis, we reevaluate the estimated liability related to the installed units still under warranty based on updated failure rates and will, at times, adjust our warranty reserve. We do not discount this liability when making this calculation.

We also sell extended service contracts for certain of our products, most with terms of up to 10 years. Revenues from extended service contracts are deferred and amortized on a straight-line basis over the terms of the contracts. Expenses relating to obtaining and servicing these contracts are expensed as incurred.

Self insurance reserves and contingencies

We self-insure worker’s compensation, product liability, general liability, vehicle liability, group health and physical damage up to certain stop-loss amounts. We work with our claims administrator to estimate our self-insurance expenses and liabilities. The expense and liabilities are determined based on historical company claims information, as well as industry factors and trends in the level of such claims and payments. Our self-insurance reserves, calculated on an undiscounted basis, represent the best estimate of the future payments to be made on incurred claims reported and unreported for all periods presented. We maintain safety and injury prevention programs that are designed to improve the work environment, and as a result, reduce the incident rate and severity of our various self-insured risks. Actual payments for claims reserved may vary depending on various factors including the development and ultimate settlement of reported and unreported claims. Litigation and other uninsured contingencies require significant judgment and not all risks are insured.

Rebates and co-op marketing expenditures

We offer multiple rebate programs to our national accounts, dealers and builders as an inducement to encourage utilization of Goodman® and Amana® branded equipment across replacement and new construction markets. These rebates are part of our volume and new construction incentive programs. In addition, we offer a variety of rebate programs to our independent distributors to encourage distributors to pass on lower equipment costs to dealers, in order to drive market share expansion.

Rebates are accrued based on sales. For certain rebates, the accrual rate is impacted by estimates of the customer’s ability to reach targeted purchase levels. Rebates paid or credited to independent distributors, dealers and homebuilders are netted against revenues in accordance with the provisions of Financial Accounting Standards Board (“FASB”) accounting standards.

Co-op marketing expenditures are funds reserved for cooperative marketing programs between us and our distributors. These expenditures are reflected in selling costs because they are based on an annual marketing plan whereby the distributor commits to spending the funds on marketing and advertising our products.

Income taxes

We use the liability method of accounting for taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences reverse.

We regularly evaluate valuation allowances established for deferred tax assets for which future realization is uncertain. We perform this evaluation at least quarterly and at the end of each fiscal year. The estimation of required valuation allowances includes estimates of future taxable income. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider taxable income in carry back years, the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. If actual future taxable income is different from the estimates, our results could be affected.

At March 31, 2010 and December 31, 2009, we had a valuation allowance of $3.3 million against certain net operating loss carry forwards. As of March 31, 2010 and December 31, 2009, we had net deferred tax liabilities of $144.4 million and $141.9 million, respectively, primarily related to the non-deductibility of the step-up in basis of our assets to fair value in accordance with purchase accounting related to the 2008 Acquisition and other prior events.

FASB accounting standards require us to evaluate tax positions for all jurisdictions and for all years where the statute of limitations has not expired. FASB accounting standards require companies to meet a “more-likely-than-not” threshold (i.e. greater than a 50 percent likelihood of a tax position being sustained under examination) prior to recording a benefit for their tax positions. Additionally, for tax positions meeting this “more-likely-than-not” threshold, the amount of benefit is limited to the largest benefit that has a greater than 50 percent probability of being realized upon effective settlement. We recognize interest and penalties related to unrecognized tax benefits in income tax expense on our income statement.

Significant judgment is required in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results. The accounting treatment for recorded tax assets associated with our tax positions reflects our judgment that it is more likely than not that our positions will be respected and the recorded assets will be realized. However, if such positions are challenged, then, to the extent they are not sustained, the expected benefits of the recorded assets and tax positions will not be fully realized.

Impairment of long-lived assets other than intangibles

We conduct periodic reviews for idle and under-utilized equipment and facilities and review business plans for possible impairment implications. If impairment were detected, these costs would be expensed in the same period. Historically, no significant impairment charges have been recorded.

Impairment of goodwill

Goodwill is the excess of the cost of an acquired company over the amount of the purchase price assigned to assets acquired and liabilities assumed. Goodwill and other indefinite-lived intangibles are not amortized, but are tested for impairment annually or more frequently if an event occurs or circumstances change that would indicate that the carrying amount could be impaired. Impairment testing for goodwill is done at the reporting unit level. An impairment charge generally would be recognized when the carrying amount of the reporting unit exceeds the estimated fair value of the reporting unit. We estimate fair value using standard business valuation techniques such as discounted cash flows, industry participant information and reference to comparable business transactions. The discounted cash flow fair value estimates are based on our projected future cash flows and the estimated weighted-average cost of capital of market participants. Management assumptions about expected future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt and equity capital. In assessing the fair value of our goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change, we may be required to record impairment charges for these assets in the future. We performed our annual test as of October 1, 2009 and determined that no impairment exists. Based on the results of our annual impairment tests, we determined that no impairment of our goodwill existed as of December 31, 2009, and as of March 31, 2010, there were no indicators noted that would require us to re-evaluate our annual impairment test.

Identifiable intangible assets

The values assigned to amortizable intangible assets are amortized to expense over their estimated useful lives and are reviewed for potential impairment. The estimated useful lives are based on an evaluation of the circumstances surrounding each asset, including an evaluation of events that may have occurred that would cause the useful life to be decreased. In the event the useful life would be considered to be shortened, or if the asset’s future value were deemed to be impaired, an appropriate amount would be charged to amortization expense. Future operating results and residual values could therefore reasonably differ from our current estimates and could require a provision for impairment in a future period. Indefinite lived intangible assets are reviewed by comparison of the fair value with its carrying amount. We performed our annual test as of October 1, 2009 and determined that no impairment exists. As of March 31, 2010, there were no indicators noted that would require us to re-evaluate our annual impairment test.

The values assigned to our identifiable intangible assets were determined using the income approach, whereby the fair value of an asset is based on the present value of its estimated future economic benefits. This approach was considered appropriate, as the inherent value of these intangible assets is their ability to generate current and future cash flows. The key assumption in using this approach is the identification of the revenue streams attributable to these assets based on budgeted future revenues.

Fair value of financial instruments

Financial instruments include cash equivalents, accounts receivable, accounts payable, revolving loans payable, long-term debt, and commodity swap agreements. Management believes that the fair value of cash equivalents, accounts receivable and accounts payable approximates their carrying value due to their short-term nature. The fair value of revolving loans payable and long-term debt is estimated based on anticipated interest rates that management believes would currently be available to us for similar issues of debt, taking into account our current credit risk and other market factors and arm’s length trades for debt securities, which are traded. The fair value of long-term debt is estimated to approximate the carrying amount. Commodity swaps are recorded at fair value.

Derivatives and hedging activities

We use financial instruments to manage market risk from changes in commodity prices and selectively hedge anticipated transactions that are subject to commodity price exposure, primarily using commodity contracts relating to raw materials used in our production process. The instruments are designated as cash flow hedges in accordance with FASB accounting standards and are recorded in the consolidated statement of financial position at fair value. The effective portion of the contracts’ gains or losses due to changes in fair value is initially recorded as a component of accumulated other comprehensive income, or “OCI,” and is subsequently reclassified into cost of sales in the period in which the end products are sold to our customers.

Revenue recognition

Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, sale price is fixed and determinable and collectability is reasonably assured. Revenues are recorded net of rebates to certain distributors, dealers and builders. These rebates relate to several programs and are designed to stimulate sales of our products. Provisions are made for warranties at the time revenues are recognized. Costs associated with shipping and handling of our products are included in costs of goods sold.

We consign certain products to some of our independent distributors. Product inventories shipped on consignment terms are maintained under a consignment arrangement on the premises of independent distributors. Revenues and cost of sales are recognized at the time consigned inventory is sold by the independent distributor to a third party.

Inventories

Inventory costs include material, labor, logistics and plant overhead. Our inventory is stated at the lower of cost or market using the first-in, first-out, or “FIFO,” method.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for renewals and betterments are capitalized and expenditures for repairs and maintenance are charged to expense as incurred. Buildings and building improvements are depreciated using the straight-line method over the remaining useful lives of the assets, which is 10 to 39 years. Equipment is depreciated on a straight-line basis over the assets’ remaining useful lives, which is 3 to 10 years. Interest attributable to construction in progress is capitalized.

Deferred financing costs

Debt issuance costs are capitalized and amortized to interest expense using the effective interest method over the period the related debt is anticipated to be outstanding.

Trade and other receivables

Our receivables are recorded when billed and represent claims against third parties that will be settled in cash. The customer’s financial position is periodically reviewed, and no collateral is required. The carrying value of our receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. We estimate our allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances, and the allowance is adjusted accordingly. We do not have significant credit risk concentrations and historically have not experienced significant losses related to our receivables.

Pensions and other postretirement benefits

We account for our defined benefit pension plan and our defined benefit postretirement medical plan in accordance with FASB accounting standards. These standards require that amounts recognized in the financial statements be determined on an actuarial basis. Significant assumptions involved in determining our pension and other postretirement benefit expense include the expected return on plan assets, expected healthcare cost and the discount rate for calculating future liability. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense.

Research and development

Research and development costs are charged to selling, general and administrative expense as incurred.

Stock-based compensation

FASB accounting standards require that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton model. The exercise price for options granted are based on contemporaneous appraisals of our common stock. We estimate the fair value of common stock using standard business valuation techniques such as discounted cash flows, industry participant information and reference to comparable business transactions. The discounted cash flow fair value estimates are based on our projected future cash flows and the estimated weighted-average cost of capital of market participants. Management assumptions about expected future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratios of total debt and equity capital.

We use the modified prospective method of application, which requires us to recognize compensation cost on a prospective basis. We recognize compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award. Excess tax benefits related to stock option exercises are reflected as financing cash flows.

All outstanding options to acquire our common stock that were issued prior to the 2008 Acquisition (other than rollover options), whether or not fully vested, became fully vested immediately prior to the 2008 Acquisition and were canceled and converted into cash payments. Immediately following the 2008 Acquisition, on February 13, 2008, the Chill Holdings, Inc. 2008 Stock Incentive Plan, or the 2008 Plan, was adopted.

During the first quarter of 2010, we granted 212,000 options with an exercise price of $10.40 per share to certain non-executive employees, which price was determined by our board of directors as fair value of our common stock as of the grant date based on information available at that time. Subsequent to the grant date, we re-evaluated the assumptions our board of directors used in determining the fair value of such options for purposes of accounting for our stock-based compensation under Accounting Standards Codification Topic 718, and, consequently, we determined that on the date of such option grant the fair value of our common stock was $16.10 per share and total compensation expense of $1.9 million will be recorded over the four-year vesting period of such options.

Net income per common share

Net income per common share, calculated on the treasury stock method, is based on the weighted average number of shares outstanding during the period.

Results of operations

The table below presents condensed statement of income information for the years ended December 31, 2009, 2008 and 2007 and for the three months ended March 31, 2010 and 2009 as a percentage of net sales. The financial information for 2008 in the table below is the combined presentation of the pre-merger period January 1 to February 13, 2008 and the post-merger period February 14 to December 31, 2008 and therefore constitutes unaudited non-GAAP financial information.

Management believes that combining the Predecessor results for the period January 1, 2008 through February 13, 2008 with the results of the post-acquisition period provides the basis for a meaningful comparison to the operating results for the year ended December 31, 2009. The combined operating results have not been prepared as pro forma results under applicable regulations, may not reflect the actual results we would have achieved absent the 2008 Acquisition and may not be predictive of future results of operations. In addition, despite the combined presentation not being in accordance with GAAP because of, among other things, the change in the historical carrying value or basis of assets and liabilities that resulted from the 2008 Acquisition, we believe that for comparison purposes, such a presentation is meaningful to an understanding of the results of the business. Where the operating results for the pre-merger and post-merger periods in 2008 have been impacted by 2008 Acquisition costs or changes in the historical carrying values, such items are identified and discussed. Additionally, the historic periods do not reflect the impact the 2008 Acquisition had on us, most notably significantly increased leverage and liquidity requirements, and may not be predictive of future results of operations.

	Year ended December 31,			Three months ended March 31,
	2009	2008	2007	2010	2009

Sales, net	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	69.7	76.4	75.6	69.9	77.2
Selling, general and administrative	12.8	11.2	10.9	14.4	15.7
Acquisition-related expenses	—	2.3	—	—	—
Depreciation and amortization expenses	2.6	2.6	1.8	3.1	3.9

Operating profit	14.9	7.5	11.7	12.6	3.2
Interest expense, net	7.4	10.2	3.5	10.9	12.0
Other (income) expense, net	(1.1)	0.1	(0.1)	—	0.1

Earnings (losses) before taxes	8.6	(2.8)	8.3	1.7	(8.9)
Provision for (benefit from) income taxes	3.2	(0.7)	3.1	0.7	(3.5)

Net income (loss)	5.4	(2.1)	5.2	1.0	(5.4)

Three months ended March 31, 2010 compared to March 31, 2009

Sales, net.    Net sales for the three months ended March 31, 2010 were $388.8 million, a $70.6 million increase from $318.2 million for the three months ended March 31, 2009. Sales volume for the three months ended March 31, 2010 was 16.4% higher than the same period in the previous year, primarily as a result of increased sales in the majority of our product lines (due, in part, to an improved domestic economy) and a 5.8% increase related to a more favorable product mix, including the continued shift to higher priced, higher SEER cooling products.

Cost of goods sold.    Cost of goods sold for the three months ended March 31, 2010 was $271.9 million, a $26.1 million increase from $245.8 million for the three months ended March 31, 2009. Cost of goods sold as a percentage of net sales decreased from 77.2% for the three months ended March 31, 2009 to 69.9% for the three months ended March 31, 2010. This decrease in cost of goods sold as a percentage of net sales was due to cost-reducing product designs, a reduction in certain raw material costs and the shift in product mix to higher margin products.

Selling, general and administrative expense.    Selling, general and administrative expense was $56.1 million for the three months ended March 31, 2010, a $6.1 million increase from $50.0 million for the three months ended March 31, 2009 which related primarily to increases of approximately $3.2 million in payroll-related expenses that primarily related to newly opened company-operated distribution centers during the past twelve months, $1.1 million in advertising and promotion and $1.5 million related to early payment cash discounts, credit card fees and bad debts that primarily related to the increase in revenues.

Depreciation and amortization expense.    Depreciation and amortization expense for the three months ended March 31, 2010 was $12.0 million, a $0.4 million decrease from $12.4 million for the three months ended March 31, 2009. The decrease was the result of a certain group of assets that became fully depreciated in 2009.

Operating profit.    Operating profit for the three months ended March 31, 2010 was $48.8 million, a $38.7 million increase from $10.1 million for the three months ended March 31, 2009. The increase was primarily due to a decrease in cost of goods as a percentage of net sales sold that was partially offset by an increase in selling, general and administrative expenses as a percentage of net sales.

Interest expense, net.    Interest expense, net for the three months ended March 31, 2010 was $42.5 million, an increase of $4.4 million from $38.1 million for the three months ended March 31, 2009. The December 2009 issuance of our senior discount notes increased interest expense by $11.3 million during the first quarter of 2010. This was partially offset by a decrease in interest expense related to our senior subordinated notes and term loan and revolving credit agreements. In 2009, we repurchased $76.0 million in senior subordinated notes, repaid the outstanding revolving credit agreement balance of $100.0 million and repaid $18.0 million of our outstanding term loan obligation. Additionally, our term loan average interest rate was 7.5% during the three months ended March 31, 2009 as compared to 6.25% during the three months ended March 31, 2010. Our outstanding debt was $1,494.9 million at March 31, 2010 as compared to $1,349.3 million at March 31, 2009.

Other (income) expense, net.    Other income for the three months ended March 31, 2010 was $0.2 million, a net change of $0.6 million from $0.4 million in other expense for the three months ended March 31, 2009 that primarily related to a reduction of $1.0 million in hedge ineffectiveness on our commodity swaps that was partially offset by $0.4 million in foreign currency losses.

Provision for income taxes.    Income tax expense for the three months ended March 31, 2010, was $2.7 million, an increase of $13.8 million compared to an income tax benefit of $11.1 million for the three months ended March 31, 2009. The increase was primarily related to $6.5 million in pre-tax earnings in the three months ended March 31, 2010 as compared to a pre-tax loss of $28.5 million for the three months ended March 31, 2009. The effective tax rate for the three months ended March 31, 2010 was 42.0%, a 3.4 percentage point increase from 38.6% for the three months ended March 31, 2009 and was primarily the result of temporary timing differences associated with a reduced income tax benefit for one of our tax reporting entities that resulted in a higher overall blended rate.

December 31, 2009 compared to December 31, 2008

Sales, net.    Net sales for the year ended December 31, 2009 were $1,851.2 million, a $26.2 million, or 1.4%, decrease from $1,877.4 million for the year ended December 31, 2008. Sales volume for the year ended December 31, 2009 was 5.0% lower than the previous year, primarily as a result of declines in the residential new construction market and the overall downturn in the economy. The decline in sales volume was partially offset by a 3.1% increase primarily related to a favorable product mix, including gas furnaces and the continued shift to higher priced, higher SEER cooling products and 0.5% of pricing-related gains.

Cost of goods sold.    Cost of goods sold for the year ended December 31, 2009 was $1,290.7 million, a $144.1 million decrease from $1,434.8 million for the year ended December 31, 2008. Cost of goods sold for the year ended December 31, 2008 was increased by a $48.0 million purchase accounting treatment of the step-up in the basis of inventory related to the 2008 Acquisition. Excluding the effect of the amortization of the inventory step-up, cost of goods sold as a percentage of net sales decreased from 73.9% for the year ended December 31, 2008 to 69.7% for the year ended December 31, 2009. This decrease in cost of goods sold as a percentage of net sales was due to a reduction in certain raw material costs, the shift in product mix to higher margin products and cost-reducing product designs.

Selling, general and administrative expense.    Selling, general and administrative expense for the year ended December 31, 2009 was $236.2 million, a $26.4 million, or 12.6% increase from $209.8 million for the year ended December 31, 2008, which related primarily to payroll-related expenses. As a percentage of net sales, selling, general and administrative expense was 12.8% and 11.2% for the years ended December 31, 2009 and December 31, 2008, respectively.

Acquisition-related expense.    We incurred $42.9 million in transaction-related expenses during the year ended December 31, 2008 as a result of the 2008 Acquisition.

Depreciation and amortization expense.    Depreciation and amortization expense for the years ended December 31, 2009 was $48.4 million, a $0.3 million decrease from $48.7 million for the year ended December 31, 2008. A $1.6 million decrease in depreciation expense related to fully depreciated assets was partially offset by a $1.3 million increase in amortization expense related to the 2008 Acquisition.

Operating profit.    Operating profit for the year ended December 31, 2009 was $275.8 million, a $134.8 million increase from a $141.0 million operating profit for the year ended December 31, 2008. Operating profit for the year ended December 31, 2008 was negatively impacted by the $48.0 million amortization of the inventory step-up and the $42.9 million acquisition-related expenses. Excluding the effect of the inventory step-up and the acquisition-related expenses, operating profit increased $43.8 million, primarily due to favorability in cost of goods sold that was partially offset by an increase in selling, general and administrative payroll-related expenses.

Interest expense, net.    Interest expense, net for the year ended December 31, 2009 was $136.8 million, a decrease of $55.0 million from $191.8 million for the year ended December 31, 2008. Interest expense, net for the year ended December 31, 2008 included a $35.6 million charge related to the 2008 Acquisition and $14.2 million related to the extinguishment of Predecessor’s outstanding debt. The 2008 Acquisition debt was issued in mid-February 2008 and, on a comparative basis, was outstanding for a longer period in 2009. The issuance of our senior discount notes in mid-December 2009 resulted in an increase of approximately $2.1 million in interest expense. However, in 2009, a reduction of our term loan interest rate to 6.25% from 6.5%, the repurchase of $76.0 million of senior subordinated notes and the $100.0 million repayment of our revolving credit agreement resulted in lower interest expense in the year ended December 31, 2009 as compared to year ended December 31, 2008. Our outstanding debt was $1,482.7 million at December 31, 2009 and $1,347.5 million at December 31, 2008.

Other (income) expense, net.    Other income for the year ended December 31, 2009 was $19.6 million, a net change of $20.8 million from $1.2 million expense for the year ended December 31, 2008. Other income for the year ended December 31, 2009 consisted primarily of a $16.6 million gain related to the repurchase of our senior subordinated notes and $2.7 million in foreign currency gains. Other income for the year ended December 31, 2008 consisted primarily of $1.6 million in foreign currency losses.

Provision for income taxes.    The income tax provision for the year ended December 31, 2009 was $58.9 million compared to the tax benefit of $12.2 million for the year ended December 31, 2008. The effective tax rate for the year ended December 31, 2009 was 37.1%, a 13.6% increase from the effective tax rate of 23.5% for the year ended December 31, 2008. The difference was primarily the result of non-deductible transaction costs in the year ended December 31, 2008 related to the 2008 Acquisition.

December 31, 2008 compared to December 31, 2007

Sales, net.    Net sales for the year ended December 31, 2008 were $1,877.4 million, a $58.3 million, or 3.1%, decrease from $1,935.7 million for the year ended December 31, 2007. Sales volume for the year ended December 31, 2008 was 7.9% lower than the previous year, primarily as a result of the continuing decline in the residential new construction market, the mild weather conditions throughout much of the United States and the overall downturn in the economy. The decline in sales volume was partially offset by a 3.0% increase primarily related to a favorable product mix, including the continued shift to higher priced, higher SEER cooling products. Also offsetting the decline were 1.9% of pricing-related gains.

Cost of goods sold.    Cost of goods sold for the year ended December 31, 2008 was $1,434.8 million, a $28.0 million, or 1.9%, decrease from $1,462.8 million for the year ended December 31, 2007. The decrease primarily relates to lower sales volume, partially offset by an increase resulting from the purchase accounting treatment of the step-up in basis of inventory related to the 2008 Acquisition. During the period following the 2008 Acquisition, our cost of goods sold increased by $48.0 million as we recognized the non-cash increase in our inventory value. Excluding the effect of the amortization of the inventory step up, cost of goods sold as a percentage of net sales decreased to 73.9% for the year ended December 31, 2008 from 75.6% for the year ended December 31, 2007. This decrease in cost of goods sold as a percentage of net sales was due to cost-reducing product design modifications and increased productivity and efficiencies in our factories, offset by higher commodity costs.

Selling, general and administrative expense.    Selling, general and administrative expense for the year ended December 31, 2008 was $252.8 million, a $42.2 million, or 20.0%, increase from $210.6 million for the year ended December 31, 2007, primarily as a result of the 2008 Acquisition. Selling, general and administrative expense for the year ended December 31, 2008 included acquisition-related expenses of $42.9 million associated with the 2008 Acquisition. Excluding acquisition-related fees, our selling, general and administrative expenses for the year ended December 31, 2008 of $209.8 million was $0.8 million less than our selling, general and administrative expenses for the year ended December 31, 2007. As a percentage of net sales (exclusive of acquisition-related expenses), selling, general and administrative expense were 11.2% and 10.9% for the years ended December 31, 2008 and December 31, 2007, respectively, and are considered comparable.

Depreciation and amortization expense.    Depreciation and amortization expense for the year ended December 31, 2008 was $48.7 million, a $13.6 million or 39.0% increase from $35.1 million for the year ended December 31, 2007. The increase was primarily due to increased amortization of identifiable intangible assets and increased depreciation recorded resulting from the 2008 Acquisition.

Operating profit.    Operating profit for the year ended December 31, 2008 was $141.0 million, an $86.1 million, or 37.9%, decrease from $227.2 million for the year ended December 31, 2007. Operating profit for the year ended December 31, 2008 was negatively impacted by the $48.0 million amortization of the inventory step up, the $42.9 million transaction-related expenses as a result of the 2008 Acquisition and lower sales volumes. The decrease was partially offset by the favorable product mix and pricing-related gains, mentioned above, cost-reducing product designs, increased productivity and efficiencies in our factories.

Interest expense, net.    Interest expense, net for the year ended December 31, 2008 was $191.8 million, an increase of $123.3 million from $68.4 million for the year ended December 31, 2007. Interest expense, net for the year ended December 31, 2008 included a charge of $35.6 million related to the 2008 Acquisition and $14.2 million related to the extinguishment of Predecessor’s outstanding debt. Additionally, interest expense, net increased due to increases in the amount of debt outstanding and higher interest rates. The outstanding debt balance as of December 31, 2008 was $1,347.5 million compared to $655.4 million as December 31, 2007.

Other (income) expense, net.    Other expense for the year ended December 31, 2008 was $1.2 million, a net change of $3.9 million from other income of $2.7 million for the year ended December 31, 2007. The change in other (income) expense is primarily due to $1.6 million in foreign currency translation losses, $0.8 million related to overhedges and hedging ineffectiveness and $2.0 million net gains from asset dispositions during the year ended December 31, 2007.

Provision for income taxes.    The income tax benefit for the year ended December 31, 2008 was $12.2 million compared to the tax provision of $60.2 million for the year ended December 31, 2007. The effective tax rate for the year ended December 31, 2008 and December 31, 2007 was 23.5% and 37.3%, respectively. The net tax benefit was due to the pre-tax loss in 2008 resulting from expenses related to the 2008 Acquisition and higher interest expense and the benefit of the domestic production activities deduction.

Quarterly results of operations

The following tables set forth our unaudited quarterly condensed consolidated statements of operations data for each of the nine quarters ended March 31, 2010 in the aggregate and as a percentage of revenue. Except as indicated in footnote (1) below, this information has been prepared on the same basis as the audited consolidated financial statements and related notes included in this prospectus and you should read the following tables in conjunction with such financial statements. The tables include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of future results.

	Three months ended
(unaudited, in thousands)	Mar. 31, 2008(1)(2)	June 30, 2008(2)	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010

Sales, net	$364,867	$588,355	$533,718	$390,426	$318,235	$583,763	$530,642	$418,546	$388,781
Cost of goods sold	305,415	452,026	380,315	297,071	245,750	395,496	357,444	292,057	271,860
Selling, general and administrative	49,969	58,917	52,291	48,644	50,004	61,585	61,725	62,917	56,148
Acquisition related expenses	42,939	—	—	—	—	—	—	—	—
Depreciation and amortization expenses	10,726	12,973	12,908	12,141	12,368	11,932	12,038	12,097	11,970

Operating profit (loss)	(44,182)	64,439	88,204	32,570	10,113	114,750	99,435	51,475	48,803
Interest expense, net	76,679	38,067	39,269	37,777	38,126	32,152	32,646	33,907	42,495
Other (income) expense, net	(487)	(283)	308	1,669	439	(17,587)	(1,786)	(708)	(164)

Earnings (losses) before taxes	(120,374)	26,655	48,627	(6,876)	(28,452)	100,185	68,575	18,276	6,472
Provision for (benefit from) income taxes	(37,142)	9,376	18,337	(2,793)	(11,091)	39,060	25,549	5,352	2,721

Net income (loss)	$(83,232)	$17,279	$30,290	$(4,083)	$(17,361)	$61,125	$43,026	$12,924	$3,751

	Three months ended
	Mar. 31, 2008(1)(2)	June 30, 2008(2)	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010

Sales, net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	83.7	76.8	71.3	76.1	77.2	67.7	67.4	69.8	69.9
Selling, general and administrative	13.7	10.0	9.8	12.5	15.7	10.6	11.6	15.0	14.4
Acquisition related expenses	11.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization expenses	2.9	2.2	2.4	3.1	3.9	2.0	2.3	2.9	3.1

Operating profit (loss)	(12.1)	11.0	16.5	8.3	3.2	19.7	18.7	12.3	12.6
Interest expense, net	21.0	6.5	7.3	9.7	12.0	5.5	6.1	8.1	10.9
Other (income) expense, net	(0.1)	0.0	0.1	0.4	0.1	(3.0)	(0.3)	(0.2)	0.0

Earnings (losses) before taxes	(33.0)	4.5	9.1	(1.8)	(8.9)	17.2	12.9	4.4	1.7
Provision for (benefit from) income taxes	(10.2)	1.6	3.4	(0.8)	(3.4)	6.7	4.8	1.3	0.7

Net income (loss)	(22.8)	2.9	5.7	(1.0)	(5.5)	10.5	8.1	3.1	1.0

(1)	The financial information for the three months ended March 31, 2008 is the combined presentation of the pre-merger period January 1 to February 13, 2008 and the post-merger period February 14 to March 31, 2008 and therefore constitutes unaudited non-GAAP financial information.

(2)

Operating results were impacted by the 2008 Acquisition costs and changes in the historical carrying value or basis of assets and liabilities that resulted from the 2008 Acquisition. We incurred $42.9 million in transaction expenses related to the 2008 Acquisition that are reflected in the three months ended March 31, 2008. Cost of goods sold was negatively impacted by a

$48.0 million purchase accounting treatment of the step-up in the basis of inventory ($24.0 million in each of the three months ended March 31, 2008 and June 30, 2008). Depreciation and amortization in the three months ended March 31, 2008 reflects the impact of the 2008 Acquisition only for the Successor period February 14 to March 31, 2008. Interest expense, net in the three months ended March 31, 2008 includes a $35.6 million charge related to the retirement of Predecessor outstanding debt and $14.2 million related to the extinguishment of Predecessor outstanding debt.

Although there is a demand for our products throughout the year, in each of the past three fiscal years between 58% and 60% of our sales occurred in the second and third quarters of the fiscal year. Our peak production also typically occurs in the second and third quarters of the fiscal year.

Liquidity, capital resources and off-balance sheet arrangements

As of March 31, 2010, we had unrestricted cash and cash equivalents of $60.3 million, working capital of $315.8 million and availability under our revolving credit agreement of $211.4 million.

At March 31, 2010, we had, exclusive of original issue discount, $1,524.3 million of indebtedness outstanding that included $346.3 million of senior discount notes, $424.0 million of senior subordinated notes and $754.0 million related to our term loan credit agreement. At March 31, 2010, we had no borrowings under our revolving credit agreement. Outstanding commercial and standby letters of credit issued under the credit facility totaled $33.5 million as of March 31, 2010.

In April 2010, we made a $7.1 million prepayment on our term loan credit agreement, further reducing the outstanding balance due at maturity in February 2014.

In April 2010, Goodman Global, Inc. and its consolidated subsidiaries received two Notices of Proposed Adjustment from the Department of Treasury—Internal Revenue Service covering its consolidated return for the period January 1 through February 13, 2008. The proposed adjustments disallow as non-recoverable costs deductions for certain expenses related to the 2008 Acquisition and would increase income taxes by approximately $11.5 million plus interest, which would be recorded as a charge to income tax expense. We believe that the deductions were appropriate and are in discussion with the IRS regarding this matter. At this time, the IRS has not concluded its review of Goodman Global, Inc.’s consolidated returns for the years ended December 31, 2006 and 2007 and the period January 1 to February 13, 2008.

In May 2010, we declared a $14.9 million dividend to our stockholders (that included a $0.7 million equitable distribution to our option holders). At that time we paid $14.5 million to our stockholders and vested option holders and established a reserve of $0.4 million for the payment of an equitable distribution with respect to unvested options outstanding as of the declaration date that will vest at a future date. Since March 31, 2010, we have also paid $0.9 million to vesting option holders related to the December 2009 dividend declaration and, assuming all unvested options vest according to terms for both of the May 2010 and December 2009 dividend declarations, we expect to pay to our option holders approximately $0.3 million of the equitable distribution during the balance of 2010 and $10.1 million thereafter.

We anticipate paying approximately $108.6 million in cash interest expense in 2010 related to our outstanding debt under our senior secured credit facilities and senior subordinated notes, assuming our current debt levels and interest rate remain constant for the year. See “Contractual obligations and commitments” below. At March 31, 2010, we were in compliance with all of the covenants under our term loan credit agreement, revolving credit agreement, senior subordinated notes and senior discount notes.

We have funded, and expect to continue to fund, operations through cash flows generated by operating activities and borrowings under our revolving credit agreement. We also expect that ongoing requirements for debt service and capital expenditures will be funded from these sources.

Based on our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our revolving credit agreement, will be adequate to meet our short-term and long-term liquidity needs over the next 12 to 24 months. Our future liquidity requirements will be for working capital, capital expenditures, debt service and general corporate purposes. Our ability to meet our working capital and debt service requirements, however, is subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. If we are not able to meet such requirements, we may be required to seek additional financing. There can be no assurance that we will be able to obtain financing from other sources on terms acceptable to us, if at all. Based on our current business plans, we expect to make annual capital expenditures of approximately $20 million to $25 million over the next two years, relating primarily to new product development, replacement of equipment and other maintenance, including expenditures related to compliance with safety standards, and productivity enhancements.

From time to time, we may pursue acquisitions, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. We expect to fund any future acquisitions primarily with cash flow from operations and borrowings, including borrowing from amounts available under our revolving credit agreement or through new debt issuances. We may also issue additional equity either directly or in connection with any such acquisitions. As of March 31, 2010, other than routine leasing agreements, we had no off-balance sheet arrangements.

Operating activities.    Cash provided by operating activities for the three months ended March 31, 2010 was $10.6 million, a $35.5 million increase when compared to $24.9 million of cash used in operating activities for the three months ended March 31, 2009. The increase was primarily the result of $21.1 million in incremental net income, $11.0 million in interest accretion and amortization of deferred financing fees and original issue discount associated with our senior discount notes and a $2.0 million change in operating assets and liabilities. A net decrease of $24.2 million in inventories and accounts payable related primarily to differences in the timing of raw material purchases, in particular purchases of raw materials in the fourth quarter of 2009 in anticipation of increased demand during the first quarter of 2010. We increased production during the fourth quarter of 2009 and our inventory balance at December 31, 2009 was $294.7 million as compared to $223.3 million at December 31, 2008. Our net sales for the three months ended March 31, 2010 were $388.8 million, a net increase of $70.5 million as compared to $318.2 million for the three months ended March 31, 2008. Our inventory turnover, which we calculate by dividing cost of goods sold for the period by average inventory for the period, remained comparable at 0.9 times for the three months ended March 31, 2010 as compared to 1.0 times for the three months ended March 31, 2009. The net decrease in inventories and accounts payable referred to above was partially offset by an increase of $20.2 million in accounts receivable that was primarily related to $70.5 million in increased revenues. Net cash provided by operating activities for the years ended December 31, 2009, 2008 and 2007 was $210.5 million, $141.4 million and $204.2 million, respectively. Cash flow from operations improved in 2009 by $69.1 million as compared to the same period in 2008 primarily as a result of an increase of $139.5 million in net income that was partially offset by a $16.6 million gain related to the retirement of $76.0 million in senior subordinated notes and by 2008 Acquisition related non-cash items that included the $48.0 million step-up in the valuation of inventory that was recognized in cost of sales in 2008 and $14.2 million in deferred financing fees and original issue discount related to the retirement of Predecessor’s debt in 2008. Cash flow from operations decreased in 2008 by $62.8 million as compared to the same period in 2007 primarily as a result of a decrease of $141.2 million in net income that was partially offset by 2008 Acquisition related non-cash items that included the $48.0 million step-up in the valuation of the inventory that was recognized in cost of sales in 2008 and $23.8 million in deferred financing fees and original issue discount related to the retirement of Predecessor’s and the issuance of Successor’s new debt in 2008. Cash flow from operations in 2007 was positively impacted by higher net income as well as lower inventory levels resulting from improved production attainment, reduction in certain types of cooling units, improved order cycle times and higher sales, partially offset by an increase in accounts receivable.

Investing activities.    Cash used in investing activities for the three months ended March 31, 2010 and March 31, 2009 was $4.2 million and $6.1 million, respectively, and consisted primarily of purchases of property, plant and equipment. For the year ended December 31, 2009, cash used in investing activities was $20.2 million compared to $1,967.1 million and $14.2 million in 2008 and 2007, respectively. Cash used in investing activities in 2009 was primarily related to $20.2 million in equipment purchases. Cash used in investing activities in 2008 was primarily due to $1,946.6 million of cash relating to the 2008 Acquisition. Capital expenditures were $21.6 million and $26.4 million in 2008 and 2007, respectively.

Financing activities.    Cash used in financing activities was $3.5 million for the three months ended March 31, 2010 as compared to $0 for the three months ended March 31, 2009 and represented payments in the form of an equitable distribution to vested option holders. In 2009, our cash used in financing activities was $277.0 million, compared to $1,950.9 million in cash provided by financing activities in 2008 and $182.7 million in cash used in financing activities in 2007. In 2009, we completed a private placement of $586.0 million in aggregate principal amount at maturity of senior discount notes with gross proceeds of approximately $320.0 million. We used the net proceeds along with a $115.0 million dividend from Goodman Global, Inc. to pay a $409.5 million dividend to our stockholders and an equitable distribution to Goodman Global Group, Inc.’s option holders. Payment of the equitable distribution with respect to unvested options is made as and when such options vest. Approximately $3.5 million of this amount was paid to option holders in the three months ended March 31, 2010 in respect of options that vested during such period. In 2009, Goodman Global, Inc. made payments of $100.0 million to fully satisfy its outstanding obligations under its revolving credit facility, payments of $57.0 million (exclusive of accrued interest) to purchase $76.0 million in face value of its senior subordinated notes and prepaid $18.0 million due on its term loan credit agreement. In 2008, primarily as a result of the 2008 Acquisition, we received proceeds of $1,373.0 million from long-term debt, net of original issue discount, and $1,278.2 million in equity contributions and repaid $683.5 million in Predecessor debt. We incurred deferred financing costs of $45.7 million and equity issuance costs of $8.1 million associated with the 2008 Acquisition. Also during 2008, we repaid $28.0 million of our term loan credit agreement. During 2007, we repaid $182.6 million of our long-term debt.

Long term debt

We incurred substantial indebtedness in connection with the 2008 Acquisition and the 2009 issuance of the senior discount notes.

Senior subordinated notes

In February 2008, Goodman Global, Inc. issued and sold $500.0 million of 13.50%/14.00% senior subordinated notes due 2016 (the “senior subordinated notes”). The senior subordinated notes bear interest at a rate of 13.50% per annum, provided that we may, at our option, elect to pay interest in any interest period at a rate of 14.00%, per annum, in which case up to 3.0% per annum may be paid by issuing additional notes. The notes are wholly and unconditionally guaranteed by substantially all the subsidiaries of Goodman Global, Inc.

In April 2009, we formed Goodman Global Finance (Delaware) LLC (“GGF”), a Delaware limited liability company, which entered into two separate transactions to purchase for $58.9 million (inclusive of $1.9 million in accrued interest) approximately $76.0 million aggregate face value of our senior subordinated notes. We recognized a gain of $16.6 million in the second quarter of 2009 as a result of this early extinguishment of long-term debt, after taking into consideration the recognition of $2.4 million of previously unamortized deferred financing costs associated with the $76.0 million of senior subordinated notes.

In December 2009, we retired the $76.0 million aggregate face value of senior subordinated notes that were held by GGF.

Term loan credit agreement/revolving credit agreement

In February 2008, Goodman Global, Inc. entered into an $800.0 million term loan credit agreement maturing in 2014 and a $300.0 million revolving credit agreement maturing in 2013. The term loan credit agreement has an interest rate of Prime or the per annum London Interbank Offered Rate (“LIBOR”), with a minimum of 3.25% plus applicable margin, based on certain leverage ratios, which was 3.0% and totaled 6.25% as of December 31, 2009 and March 31, 2010. The revolving credit agreement has an interest rate of Prime or LIBOR, plus applicable margin, which was 1.0% and totaled 4.25% as of December 31, 2009 and March 31, 2010.

As of March 31, 2010, Goodman Global, Inc. owed $754.0 million under the term loan credit agreement and had no outstanding obligation on our revolving credit agreement, other than outstanding and undrawn letters of credit of $33.5 million.

In December 2009, we prepaid $18.0 million of term loans under our term loan credit agreement to satisfy our obligation of $2.0 million per quarter for the period beginning October 1, 2011 and ending December 31, 2013. As a result, we recognized an expense of $0.3 million of previously unamortized deferred financing fees and $0.4 million of previously unamortized original issue discount that related directly to the amount of the early extinguishment of debt. The outstanding balance at March 31, 2010 of $754.0 million is due at maturity in February 2014.

In April 2010, we prepaid $7.1 million of term loans under our term loan credit agreement. Amounts repaid under our term loan credit agreement may not be reborrowed, and our term loan credit agreement does not permit any further borrowings thereunder.

We had availability under the revolving credit agreement of $211.4 million at March 31, 2010 and $198.0 million at December 31, 2009 after taking into consideration our borrowing base, which was $244.9 million as of March 31, 2010 and $231.5 million as of December 31, 2009, and outstanding commercial and standby letters of credit issued under the credit facility, which letters of credit totaled $33.5 million as of each of March 31, 2010 and December 31, 2009.

The amount from time to time available under the revolving credit agreement (including in respect of letters of credit) cannot exceed the borrowing base. The borrowing base under the asset-based revolving credit agreement is equal to the sum of (1) 85% of all eligible accounts receivable of Goodman Global, Inc. and each guarantor thereunder and (2) 85% of the net orderly liquidation value of all eligible inventory of Goodman Global, Inc. and each guarantor thereunder and, in each case, subject to customary reserves established or modified from time to time by and at the permitted discretion of the administrative agent or collateral agent thereunder.

Senior discount notes

In December 2009, we issued and sold $586.0 million aggregate principal amount at maturity ($320.0 million in gross proceeds) of 11.500% senior discount notes due 2014. No interest is payable on the notes. On the date of issuance, the notes had an initial accreted value of $571.91 per $1,000 principal amount at maturity of the notes. The accreted value of the notes will increase from the date of issuance until December 15, 2014 under the indenture at a rate of 11.5% per annum such that the accreted value will be equal to the principal amount at maturity on December 15, 2014.

Original issue discount

The term loan credit agreement and senior discount notes included original issue discounts of $32.0 million and $15.1 million, respectively. These are being amortized to interest expense using the effective interest method over the period the debt is anticipated to be outstanding. As of March 31, 2010, the unamortized balances of the original issue discounts of the term loan credit agreement and the senior discount notes were $15.6 million and $13.9 million, respectively.

Other

Substantially all of the existing U.S. subsidiaries of Goodman Global, Inc. guarantee the debt obligations of Goodman Global, Inc. under the term loan agreement, the revolving credit agreement and the senior subordinated notes and have granted security interests in, or mortgages on, substantially all of their tangible and intangible assets as collateral for the obligations under the term loan agreement and the revolving credit agreement. Goodman Global Group, Inc. is structured as a holding company, and all of its assets and operations are held by its subsidiaries. The senior subordinated notes and the senior secured credit facilities restrict our ability to obtain funds from our subsidiaries by dividend or loan. In addition, all of our subsidiaries are separate and independent legal entities and have no obligation to pay any dividends, distributions or other payments to us.

Under the term loan credit agreement, Goodman Global, Inc. is required to satisfy and maintain specified financial ratios and other financial condition tests, including a minimum interest coverage ratio and a maximum total leverage ratio. In addition, under our revolving credit agreement, Goodman Global, Inc. is required to satisfy and maintain, in certain circumstances, a minimum fixed charge coverage ratio.

We and our subsidiaries, affiliates or significant stockholders may from time to time, in our or their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities in privately negotiated or open market transactions, by tender offer or otherwise.

Covenant compliance

Our financial covenant requirements and ratios as of and for the four fiscal quarters ended March 31, 2010 were as follows. The financial covenants described apply to Goodman Global, Inc. and its restricted subsidiaries, except for the financial covenant for the senior discount notes, which apply to Goodman Global Group, Inc. and its restricted subsidiaries.

	Covenant requirements	Our ratio

Term loan credit agreement(1)
Minimum Covenant EBITDA to interest expense	2.10 to 1.00	3.83x
Maximum total debt to EBITDA ratio	4.75 to 1.00	2.67x

Revolving credit agreement(1)
Minimum Covenant EBITDA to fixed charges ratio required in certain circumstances	1.00 to 1.00	3.29x

Senior subordinated notes(2)
Minimum Covenant EBITDA to fixed charges ratio	2.0 to 1.0	3.51x

Senior discount notes(2)
Minimum Covenant EBITDA to fixed charges ratio	2.0 to 1.0	2.59x

(1)	The term loan credit agreement requires us to maintain a Covenant EBITDA to interest expense ratio of 1.80 to 1.00 for the fiscal year ending December 31, 2009, stepping up to 2.10 to 1.00 beginning with the four quarters ending March 31, 2010, 2.50 to 1.00 beginning with the four quarters ending March 31, 2011 and 3.20 to 1.00 beginning with the four quarters ending March 31, 2012, until it reaches 4.15 to 1.00 beginning with the four quarters ending March 31, 2013. Covenant EBITDA represents earnings before interest, taxes, depreciation and amortization, or EBITDA, further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the senior secured credit facilities. Interest expense is defined in the term loan credit agreement as consolidated cash interest expense less cash interest income and is further adjusted for certain non-cash interest expenses and other items. We are also required to maintain a total debt to Covenant EBITDA ratio of a maximum of 5.75 to 1.00 by the end of the fiscal year ending December 31, 2009, stepping down to 4.75 to 1.00 beginning with the four quarters ending March 31, 2010, 4.00 to 1.00 beginning with the four quarters ending March 31, 2011 and 3.10 to 1.00 beginning with the four quarters ending March 31, 2012, until it reaches 2.40 to 1.00 beginning with the four quarters ending March 31, 2013. Total debt is defined in the term loan credit agreement as consolidated total debt with certain exceptions and is reduced by the amount of cash and cash equivalents on our balance sheet. In addition, the revolving credit agreement requires us to maintain a Covenant EBITDA to fixed charges ratio at a minimum of 1.00 to 1.00 when excess availability under the asset-based revolving credit agreement is less than $30.0 million. Fixed charges is defined in the revolving credit agreement as the sum of consolidated cash interest expense, scheduled payments of principal of indebtedness and cash dividends paid on any preferred or disqualified capital stock. Failure to satisfy these ratio requirements would constitute a default under the senior secured credit facilities. If our lenders failed to waive any such default, our repayment obligations under the senior secured credit facilities could be accelerated, which would also constitute a default under the indentures governing our senior subordinated notes and our senior discount notes.

(2)	Our ability to incur additional indebtedness and make certain restricted payments under the indentures governing the senior subordinated notes and senior discount notes, subject to specified exceptions, is tied to a Covenant EBITDA to consolidated fixed charges ratio of at least 2.0 to 1.0, except that we may incur certain indebtedness and make certain restricted payments and certain permitted investments without regard to the ratio. Fixed charges is defined in the indentures governing the senior subordinated notes and senior discount notes as the aggregate amount of consolidated interest expense and tax-affected dividends payable on any preferred or disqualified capital stock, as adjusted for acquisitions. Covenant EBITDA, as defined in the indentures governing the senior subordinated notes and senior discount notes, is substantially similar to the definition of such term in our credit agreements.

Recent accounting pronouncements

Refer to Note 1 to the notes to unaudited consolidated condensed financial statements included in this prospectus for a discussion of recent accounting pronouncements.

Contractual obligations and commitments

The following table reflects our contractual obligations and commercial commitments as of December 31, 2009. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

	Payments due by period(1)
(in millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Senior subordinated notes	$424.0	$—	$—	$—	$424.0
Term loan credit agreement	754.0	—	—	754.0	—
Senior discount notes	586.0	—	—	586.0	—
Interest payments(2)	557.3	108.6	210.0	170.7	68.0
Operating leases	88.8	26.3	36.9	21.5	4.1
Self insurance	10.8	6.6	3.5	0.7	—
Total contractual obligations	$2,420.9	$141.5	$250.4	$1,532.9	$496.1

(1)	Excluded from the foregoing contractual obligations table are open purchase orders at December 31, 2009 for raw materials and supplies used in the normal course of business, supply contracts with customers, distribution agreements and other contracts without express funding requirements.

(2)	Interest payments reflect cash interest payable on our outstanding long term obligations at December 31, 2009, including the senior subordinated notes and term loan credit agreement and settlements of interest rate swaps that have not been designated as cash flow hedges, but do not include the senior discount notes where interest accretion will be paid at maturity in 2014. Interest payments are calculated based on an assumed rate of 13.5% for the senior subordinated notes (i.e., payment entirely in cash, rather than using the partial payment, in-kind option) and an assumed rate of 6.25% for the term loan credit agreement.

Contingencies

Various claims, lawsuits and administrative proceedings with respect to commercial, product liability and environmental matters are pending or threatened against us and our subsidiaries arising from the ordinary course of business. We are also subject to various regulatory and compliance obligations.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks, which arise during the normal course of business from changes in interest rates, foreign exchange rates and commodity prices. A discussion of our primary market risks are presented below.

Interest rate risk

We are subject to interest rate and related cash flow risk in connection with borrowings under our term loan and revolving credit facilities, which totaled $754.0 million at March 31, 2010. To reduce the risk associated with fluctuations in the interest rate of our floating rate debt: (1) in May 2008, we entered into a two-year interest rate cap with a notional amount of $150.0 million that matures in May 2010; (2) in March 2009, we entered into an interest rate swap with a notional amount of $200.0 million that matured in March 2010; and (3) in March 2009, we entered into an interest rate swap with a notional amount of $300.0 million that matures in March 2011.

Our results of operations can be affected by changes in interest rates due to variable interest rates on the term loan credit agreement and revolving credit agreement. A 1% increase or decrease in the variable interest rates would have resulted in approximately a $0.7 million ($0.4 million, net of tax) increase or decrease in our interest expense in the three months ended March 31, 2010 on our variable rate indebtedness, after taking into consideration our interest rate swaps.

Foreign currency and exchange rate risk

We conduct our business primarily in the United States. We have limited sales in Canada, which are transacted in Canadian dollars. Other export sales, primarily to Latin America and the Middle East, are transacted in United States dollars. Therefore, we have only minor exposure to changes in foreign currency exchange rates. Sales outside the United States have not exceeded 5% in any of the three years ended December 31, 2009, 2008 or 2007. Approximately 1% of our total assets are outside the United States. There has been minimal impact on operations due to currency fluctuations.

Commodity price risk

We are subject to price risk as it relates to our principal raw materials: copper, aluminum and steel. Cost variability of raw materials can have a material impact on our results of operations. To enhance stability in the cost of major raw material commodities, such as copper and aluminum used in the manufacturing process, we have entered and may continue to enter into commodity derivative arrangements. Maturity dates of the contracts are scheduled to coincide with our planned purchases of the commodity. Cash proceeds or payments between the derivative counter-party and us at maturity of the contracts are recognized as an adjustment to the cost of the commodity purchased, to the extent the hedge is effective. Charges or credits resulting from ineffective hedges are recognized in income immediately. We have entered into swaps for a portion of our commodity supply that expire through December 31, 2011. These swaps had a net fair value as an asset of $22.4 million ($13.8 million, net of tax) as of March 31, 2010. A 10% change in the price of commodities hedged would change the fair value of the hedge contracts by approximately $12.6 million ($7.7 million, net of tax) as of March 31, 2010.

We continue to monitor and evaluate the prices of our principal raw materials and may decide to enter into hedging contracts in the future.

Diesel price risk

We are subject to price risk related to the price per gallon of diesel. As a part of our risk management strategy, we purchased a commodity contract for diesel to manage our exposure related to contracted transportation. Prices for diesel are normally correlated to transportation costs where third-party haulers assess a fuel surcharge when diesel prices increase, thus making derivatives of diesel effective at providing short-term protection against adverse price fluctuations. We elected not to designate the diesel derivatives as cash flow hedges. Therefore, gains and losses from changes in the fair values of derivatives that are not designated as hedges are recognized in other (income) expense. As of March 31, 2010, the commodity swap for diesel had a fair value of $47,000, and a 10% change in the price of diesel would change the fair value of the hedge contract by approximately $0.6 million ($0.4 million, net of tax).

Business

Overview

Goodman is a leading domestic manufacturer of heating, ventilation and air conditioning, or HVAC, products for residential and light commercial use. Since we began to manufacture HVAC equipment in 1982, we believe that we have grown our share of the residential HVAC market to now become one of the country’s largest residential HVAC manufacturers, based on unit sales. Our activities include engineering, manufacturing, distributing, and marketing an extensive line of HVAC equipment and related products.

Our products are predominantly marketed under the Goodman®, Amana® and Quietflex® brand names. We believe the Goodman brand is the single largest domestic residential HVAC brand, based on unit sales, and caters to the large segment of the market that is price sensitive and desires reliable and low-cost climate comfort, while our premium Amana brand includes advanced features, quieter operation and enhanced warranties. The Quietflex brand is a recognized brand of flexible duct.

Founded in 1975 as a manufacturer of flexible duct, we expanded into the broader HVAC manufacturing market in 1982. Since then, we have expanded our product offerings and maintained our core competency of manufacturing high-quality products at low costs. Our growth and success can be attributed to our strategy of providing a quality, competitively priced product that we believe is designed to be reliable and easy-to-install.

Goodman Global, Inc. was incorporated under the laws of Delaware in 2004. On December 23, 2004, Apollo Management, L.P., or Apollo, through its affiliate, Frio Holdings LLC, acquired our business from Goodman Global Holdings, Inc., a Texas corporation, and following a reorganization, we operated as Goodman Global, Inc.

On April 11, 2006, Goodman Global, Inc. completed an initial public offering of its common stock.

On February 13, 2008, Chill Acquisition, Inc., a Delaware corporation formed in October 2007, merged with and into Goodman Global, Inc., with Goodman Global, Inc. as the surviving corporation, now an indirect subsidiary of Goodman Global Group, Inc. (formerly Chill Holdings, Inc.), a Delaware corporation formed in October 2007 by affiliates of Hellman & Friedman LLC. We refer to this as the “2008 Acquisition.”

As of March 31, 2010, we distribute the majority of our products through a distribution chain of over 160 company-operated distribution centers located in key states such as Texas, California, Arizona, Florida, Maryland and Pennsylvania, which provides us with direct access to major HVAC sales regions in North America. For the year ended December 31, 2009, approximately 57% of our net sales were made through company-operated distribution centers and our direct sales force. Because we operate our company-operated distribution centers with a common look and feel and a standardized quality control process, we are able to deliver a consistently high level of service to our installing contractor customers (whom we refer to as dealers) with low overhead costs.

As of March 31, 2010, the balance of our products is sold through our network of over 185 independent distributors who operate over 785 locations throughout North America. Our independent distributors, many of which have multiple locations and most of which do not sell competing products, enable us to more fully serve other sales regions. We offer our independent distributors incentives to promote our brands, which allow them to provide dealers with our products at attractive prices while meeting their own profit targets. We believe that our growth is attributable to our strategy of providing quality, value-priced products through an extensive, growing and loyal distribution network. Our layered distribution strategy enables us to provide comprehensive coverage of major HVAC sales regions and easy access to our product for our installing dealers, which is a core principle of our value proposition.

As of March 31, 2010, we operated three manufacturing and assembly facilities in Texas, two in Tennessee, one in Arizona, one in Pennsylvania and one in Florida, totaling approximately two million square feet. In addition, we have a nearly one million square foot logistics center in Houston, Texas. These facilities and our hub-and-spoke distribution model allow us to provide enhanced availability and customer service to our installing dealers.

Our competitive strengths

We believe our competitive strengths include:

Industry leader with track record of industry outperformance.    We are a leading domestic manufacturer of HVAC products for residential use based on unit sales. We are a leader in the value sector, which targets customers for whom price is the primary consideration, and have a strengthening position in the premium sector, which targets customers seeking a brand name that offers added product features and functionality. We believe that our dealer-focused marketing efforts, value-oriented product offerings and extensive and growing distribution networks have enabled us to gain a significant share of industry unit volumes and have allowed us to achieve operating margins that we believe are some of the most attractive in the industry. We estimate that we gained approximately eight market share points in the U.S. residential and light commercial HVAC industry from 2003 to 2009.

Low-cost, value leader through efficient manufacturing and innovative product design.    Our engineering and design capabilities, lean manufacturing processes, high workforce productivity and raw material sourcing capabilities allow us to minimize costs while maintaining high product quality and continuous innovations. Our capabilities are evidenced by our proprietary product innovations, including processes for which we have patents pending. We recently introduced technology that enables us to significantly reduce our product weight and size, allowing us to decrease our use of commodities such as copper, steel and aluminum in our products, thus lowering our overall product cost.

Targeted and effective dealer promotional strategy.    We have developed innovative promotional programs aimed at providing our installing dealers with the flexibility to market and price our products in a manner that best suits the needs of their businesses and their local markets. As part of that effort, we interact each year directly with thousands of dealers through local, regional and Houston-based dealer meetings, where we demonstrate the distinctive features of our product lines and our value proposition. Compared to a general national advertising campaign or a consumer-oriented brand, we believe this targeted approach allows us to efficiently spend our marketing dollars on highly effective efforts to educate dealers about our company and our product lines and innovations.

Comprehensive proprietary and independent distribution networks.    Our company-operated distribution network enables us to maintain close relationships with dealers, effectively communicate our selling proposition, capture incremental distribution margins and better manage inventory. Our experience in identifying well-suited locations, hiring qualified staff and managing our supply chain has allowed us to open more than 75 net new company-operated distribution centers since January 2003, enabling us to efficiently grow local market share with low up-front investment. We layer our proprietary distribution channel with an expanding network of over 185 independent distributors operating over 785 distribution locations, most of which do not sell competing products. Over the past few years, our independent distributors have significantly increased the number of their locations that stock our products, improving our access to markets not addressed by our company-operated distribution centers.

Broad, high-quality product line.    We manufacture and market an extensive line of residential and light commercial products for the HVAC industry, consisting mainly of gas furnaces, package terminal units and compressor bearing units 5.4 tons in capacity and smaller as well as a variety of related products and accessory components. We also manufacture complementary lines of flex-duct, evaporator coils, air handlers and compressor bearing units with capacities ranging from six through 12.5 tons and source a variety of accessory components that aid in the installation and service of our products. Our products feature up-to-date heat transfer technology and are designed to meet an increasing preference for higher efficiency products. We have strengthened our position in the higher-efficiency segment of the market by offering a broad line of Federal tax credit-eligible units and significantly increasing our share of products with a 14+ Seasonal Energy Efficiency Ratio, or “SEER.”

Consistent, strong cash flow.    Our earnings, combined with our modest capital expenditures and limited working capital requirements, result in the generation of significant free cash flow. In the years ended December 31, 2008 and 2009, our net cash provided by operating activities was $141.4 million and $210.5 million, respectively. In addition, as a result of the prior acquisition of our business in 2004, we have realized a significant step-up in the tax basis of our assets, which is expected to result in additional tax deductions over the next nine years.

Proven and motivated management team.    Our management team has significant HVAC industry experience and a strong track record of success. Our eleven-member executive management team, led by David Swift, has over 125 years of total industry or related experience.

Our strategy

We intend to continue to grow operating profits through the following key strategies:

Maintain low-cost leadership position.    Our value proposition is facilitated by low-cost design and lean manufacturing and sourcing processes. We intend to maintain our cost leadership position by continuing to design low-cost, high-quality products, increasing production efficiencies, improving our raw material and component sourcing and reducing our working capital investment, overhead and other expenses.

Realize benefits of recent company-operated distribution center openings and further increase coverage density.    As newly opened, company-operated distribution centers continue to mature, we believe we will increase our market share in the relevant regions and improve profitability without significant incremental capital expenditures. We plan to opportunistically expand our company-operated distribution center footprint in targeted North American markets currently served by our company-operated distribution channel.

Strengthen independent distributor network.    We maintain strong relationships with an extensive independent distributor network, which provides us efficient access to certain geographies not addressed by our company-operated distribution centers. We employ a number of programs to measure, incentivize and reward our independent distributors for achieving results that align with our key objectives in areas of growth, profitability and working capital management.

Targeted approach to distribution expansion.    We utilize a detailed analytical assessment process to identify and prioritize metropolitan markets for distribution growth. Our decision to open new company-operated distribution centers or add independent locations is based upon factors such as available market size, existing share and current number of centers and locations.

Expand our product line in the light commercial package unit segment.    We believe that many of our dealers also install light commercial package products. In recent years, we have taken steps, such as introducing new products to enhance and broaden our light commercial package product line, which have resulted in light commercial package unit shipment growth of 17% for 2009 compared to a 28% decline in unit shipments for the total light commercial segment of the industry during the same period. We believe that expansion in this segment will also enhance our residential business, as we are able to serve a higher proportion of dealers’ needs.

Our industry

We estimate that the U.S. residential and light commercial HVAC industry (consisting of gas furnaces, package terminal units and compressor bearing units 5.4 tons in capacity and smaller) generated approximately $6.4 billion in 2009 manufacturers’ sales, with an estimated 7.5 million units shipped in 2009. In the U.S. residential HVAC industry, we believe that the top six domestic manufacturers represented approximately 90% of unit sales in 2008. We also believe the market shares of the large, incumbent industry participants have been relatively stable in recent years, although we have continued to gain market share.

Opportunity for industry volume growth.    We believe that industry growth in recent years has been driven primarily by increased central air conditioning penetration in both existing and new homes, and a growing installed base of units that required replacement. According to the U.S. Census Bureau, in 2008, 89% of completed new single family homes were equipped with central air conditioning, up from 70% in 1985. In the 1990s, as the overall housing base expanded due to increased new home sales and central air conditioning increased its penetration into homes, replacement demand has become a bigger driver of HVAC industry sales. As older units within the base of existing homes approach the end of their useful lives, they will need to be replaced by newer and more efficient models, creating a relatively stable base of demand for HVAC products. We estimate, based on historical unit shipments, estimated product life and housing data, that replacement and renovation-related products accounted for approximately 75% to 85% of industry sales over the past three years.

We believe that the recent financial and economic slowdown, beginning in 2007, has led to a decline in the number of HVAC units being replaced as customers have deferred replacements or opted for short-term solutions, such as repairing installed units or installing window room air conditioners to air condition a portion of the premises. For example, we believe that U.S. residential and light commercial HVAC industry unit volumes declined 28% from 2006 to 2009. We believe that unit volume shipments declined by 11.2% in 2008 and 10.1% in 2009. As the domestic economy recovers, we expect consumers will increasingly replace older HVAC units, including those previously repaired units. For the first quarter of 2010, we believe that U.S. residential and light commercial HVAC industry unit volumes increased approximately 9% as compared to the first quarter of 2009.

Highly fragmented customer base.    HVAC manufacturers sell through a highly fragmented, two-tier distribution system, and no single distributor represents a large share of industry-wide HVAC sales. There are more than 450 independent HVAC distribution companies in the United States.

Additionally, we believe that the distributors’ customer base consists of over 100,000 independent dealers across the country that buy HVAC equipment from the distributors and install them for the ultimate end user. As a result of this tiered distribution system, there is limited pricing transparency to the end user.

We believe that dealers become increasingly loyal as they become accustomed to the installation and service of a particular product and brand. Therefore, dealers prefer distributors that continue to carry a specific manufacturer’s product and prefer product lines that do not change dramatically so that retraining is not required. If a distributor changes the brand of products it carries, that distributor risks alienating dealers who have customized their operations to maximize their efficiency in sourcing and installing the discontinued brand. Further, much of the industry utilizes an exclusive distribution model, pursuant to which distributors carry only a single manufacturer’s product line in a given area. This distributor/dealer dynamic further encourages independent distributors to continue carrying a specific manufacturer’s products.

Significant barriers for new entrants.    The HVAC industry is characterized by a fragmented distribution system, high switching costs for distributors and dealers and the need for sufficient production volume to generate economies of scale. Distributors and dealers are unlikely to switch manufacturers due to expenses associated with inventory stocking, marketing material and personnel training requirements. Distributors and dealers also value an established brand with an extensive history to ensure reliable warranty coverage for the end user. As manufacturers build scale, they benefit from a broader distribution network and more efficient manufacturing.

We believe domestic manufacturers represented over 95% of unit shipments in 2008, as competition from foreign manufacturers has remained limited. Foreign manufacturers face challenges, due to the expense of shipping HVAC products, as well as other business challenges resulting from limited access to distribution and differences in consumer preferences for single room HVAC systems abroad versus central systems domestically. Additionally, labor costs represent a small percentage of our total costs of goods sold, making lower overseas labor costs less important, particularly given the added cost of transporting products from outside North America. While foreign competition is limited, HVAC manufacturers do source a significant amount of their components overseas, which reduces costs of goods sold and helps increase margins.

Trends toward increasingly efficient and environmentally sound HVAC solutions.    Final EPA rules went into effect on January 1, 2010 that complete the phase-out of HCFC-22, a refrigerant, in the production of new, pre-charged units. We had prepared for this phase-out and now utilize HFC-410A refrigerant as a substitute for HCFC-22. Various government programs and policies are creating incentives for consumers to purchase more energy-efficient comfort solutions. Through 2010, tax credits are available to consumers purchasing certain high efficiency products.

On November 19, 2007, the U.S. Department of Energy, or “DOE,” issued new regulations increasing the minimum annual fuel utilization efficiency, or “AFUE,” for several types of residential furnaces. These regulations apply to furnaces manufactured for sale in the U.S. or imported into the United States on and after November 19, 2015. On December 19, 2007, federal legislation was enacted authorizing the DOE to study the establishment of regional efficiency standards for furnaces and air conditioners. In April 2010, the DOE held a public hearing to consider a proposed rule amending the current AFUE for furnaces and establishing two regions for regulatory purposes. Rulemaking on regional standards for air conditioners is ongoing. The DOE is expected to issue a final rule establishing regional standards for furnaces and air conditioners by May 1, 2011. In addition, in October 2009, Goodman and the other leading domestic residential HVAC equipment manufacturers and industry representatives signed an agreement with certain U.S. energy-efficiency advocacy organizations supporting new federal standards for domestic residential central HVAC products. The agreement calls for replacing national efficiency standards with different standard levels in three climate regions—North, South, and Southwest. The supported standards would generally require cooling efficiencies of at least 14 SEER in the South and heating efficiencies of at least 90% AFUE in the North. In addition, the agreement would allow states to include even higher efficiency levels for HVAC systems in residential new construction. The signatories agreed to submit their agreement jointly as a legislative proposal to Congress for inclusion in energy legislation currently under consideration and to recommend that the U.S. Department of Energy promulgate rules adopting the agreed-upon regions and standards.

Our product offerings

We manufacture and market an extensive line of HVAC products for residential and light commercial use. These products include split-system air conditioners and heat pumps, gas furnaces, package units, air handlers, Package Terminal Air Conditioners/Heat Pumps, or “PTACs,” evaporator coils, flexible duct and accessories. Our products are predominantly marketed under the Goodman®, Amana® and Quietflex® brands.

Our principal HVAC products are outlined in the following table and summarized below.

	Size(1)	Efficiency(2)

Product line

Split systems:
Air conditioners	1.5 to 10 Tons	13 to 18 SEER
Heat pumps	1.5 to 10 Tons	13 to 18 SEER
Gas furnaces	45,000–140,000 BTUH	80 to 96% AFUE

Package units(3):
Gas/electric	2 to 12.5 Tons	13 to 15 SEER
Electric/electric (A/C)	2 to 12.5 Tons	13 SEER
Electric/electric (heat pump)	2 to 12.5 Tons	13 to 15 SEER
Air handlers	1.5 to 10 Tons	NA

PTAC(3):
A/C & electric heat coil	7,000 to 15,000 BTUH	9.5 to 12.8 EER
Heat pump	7,000 to 15,000 BTUH	9.3 to 12.8 EER
Evaporator coils	1.5 to 5 Tons	NA
Flexible duct	3” to 22”	R-4.2, 6, 8

(1)	Based on cooling tons of thousands of British Thermal Units Per Hour (“BTUH”). 12,000 BTUH = 1 ton.

(2)	Measure of a product’s efficiency used to rate it comparatively and to calculate energy usage and cost: SEER—Seasonal Energy Efficiency Rating; AFUE—Annual Fuel Utilization Efficiency; EER—Energy Efficiency Rating. R-value is a comparative measure of thermal resistance used to quantify insulating properties.

(3)	Products with commercial product characteristics and certain other products are not subject to the 13 SEER minimum efficiency standards.

Split-system air conditioners and heat pump units.    A split-system air conditioner consists of an outdoor unit that contains a compressor and heat transfer coils and an indoor heat transfer unit with ducting to move air throughout the structure. A split-system heat pump is similar to a split-system air conditioner, but also includes a device that reverses the flow of refrigerant and thus heats when heating is required and cools when cooling is required.

Gas furnaces.    A gas furnace is typically used with a ducting system to heat indoor air. Furnaces use a natural gas-fueled burner and a heat exchanger to heat air and a blower to move the heated air throughout a structure through ducting.

Package units.     A package unit consists of a condensing unit and an evaporator coil combined with a gas or electric heat source in a single, self-contained unit. It is typically placed outside of the structure on a ground slab or roof.

Air handlers    An air handler is a blower device used in connection with heating and cooling applications to move air throughout the indoor comfort control system.

Package terminal air conditioners.    A PTAC is a single unit heating and air conditioning system used primarily in hotel and motel rooms, apartments, schools, assisted living facilities and hospitals.

Evaporator coils.    An evaporator coil is a key component of the indoor section of a split-system air conditioner or heat pump unit. An evaporator coil is comprised of a heat transfer surface of copper tubes surrounded by aluminum fins in which compressed gas is permitted to expand and absorb heat, thereby cooling the air around it.

Other.    Other products include flexible duct and other HVAC related products and accessories.

Distribution network

We sell our products through a North American distribution network with over 945 total distribution points comprised of over 160 company-operated distribution centers and over 785 independent distributor locations. For the years ended December 31, 2008 and 2009, approximately 55% and 57%, respectively, of our net sales were made through company-operated distribution centers and our direct sales force while the remaining 45% and 43%, respectively, of our net sales were made through our independent distributors. Our distribution strategy is to maintain broad geographic coverage and strong distributor and dealer relationships. Our distributor agreements typically are terminable by either party on 30 days’ or similar notice and do not obligate the purchaser to purchase any specified amount of products from us, and most provide that the distributor cannot sell products that compete with ours. Many of our key distributors have been with us for over ten years.

Our company-operated distribution centers are located in key states such as Texas, California, Arizona, Florida, Maryland and Pennsylvania. This strategy provides us direct access to large markets in North America and allows us to maintain a significant amount of control over the distribution of our products. Our company-operated distribution center network provides us with considerable operational flexibility by giving us (1) direct access to dealers, which provides us continuous, real-time information regarding their preferences and needs, (2) better control over inventory through direct information flow, which allows us to efficiently meet customer demand, (3) the ability to manage pricing at our discretion, (4) an additional channel in which to conduct market tests of new products and (5) the ability to introduce new products broadly and quickly.

Our company-operated distribution centers employ a low-cost distribution strategy to provide competitive pricing. From January 1, 2003 through March 31, 2010, we have opened more than 75 net new company-operated distribution centers. We expect to continue to seek opportunities to expand our company-operated distribution center footprint in targeted North American markets.

We regularly perform market analyses to determine new distribution locations based on whether a given market is either under-served or has poor independent distributor representation. Once an under-served or poorly represented market is identified, we evaluate whether to look for a new independent distributor, open a company-operated distribution center or acquire the under-performing independent distributors.

We maintain an extensive independent distributor network, which allows us to access major markets not addressed by our company-operated distribution centers. We have maintained longstanding relationships with our leading distributors. We seek to align the incentives of our independent distributors with those of the company, while avoiding expensive brand marketing campaigns, through the following programs:

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New dealer recruitment program:    We offer a program through which dealers tour our manufacturing and research facilities, are educated about our products, review our quality control process and meet with our engineers and management. This interaction allows us to provide visual reinforcement of the quality and care taken in the manufacture of our products. The program also provides us with the opportunity to obtain direct feedback from dealers regarding end user receptivity to current products, as well as gauge the dealers’ interest in future products ahead of a broader product introduction.

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Mark-up rebate programs:    Many independent distributors take advantage of our rebates that are inversely related to the distributor’s markup, thus motivating distributors to meet certain pricing targets to the dealers. This program is structured to encourage distributors to pass on lower equipment costs to dealers in order to drive market share expansion while preserving the distributors’ margins. Through this program we are able to encourage low final prices of our products to the ultimate consumer.

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Inventory consignment:    We provide inventory on consignment to some of our independent distributors. This strategy positions finished goods from our factories directly in the market to be sold as demand requires. Under the consignment program, we carry the cost of appropriate finished goods inventories until they are sold by the distributors, which substantially reduces their investment in inventory and allows us to develop new distributor relationships. We also benefit from reduced warehousing costs.

Our independent distributor network provides us market access where we do not employ company-operated distribution centers. Independent distributors are typically selected and retained on the basis of (1) a demonstrated ability to meet or exceed performance targets, (2) a solid financial position and (3) a low-cost structure and competitive pricing. Many of our independent distributors have multiple locations, and most do not sell competing products. Our selection process, coupled with our incentive programs, makes switching costs high, which has resulted in a low distributor turnover rate.

We also seek to broaden our customer base by developing new customer relationships with national homebuilders and developing existing relationships with large national and regional homebuilders. We believe these relationships will increase sales and continue to add credibility and visibility to our brand names and products.

Manufacturing

We operate three manufacturing and assembly facilities in Texas, two in Tennessee, one in Arizona, one in Pennsylvania and one in Florida, totaling approximately two million square feet. We believe we have sufficient manufacturing capacity to achieve our business goals for the foreseeable future without the need for further expansion.

We operate two logistics centers, the Houston Logistics Center (a freestanding center) and the Fayetteville Center (a logistics center in the Fayetteville, Tennessee facility). The manufacturing plants feed finished products into these two logistics centers for deployment into the distribution channels. As the distribution network provides point of sale information, these logistics centers deploy products into the marketplace as demand dictates. The Quietflex branded product is distributed to customers from Quietflex-related manufacturing and assembly facilities located in Houston, Texas, Phoenix, Arizona, Groveland, Florida and Scranton, Pennsylvania.

Raw materials and purchased components

We purchase most of our components, such as compressors, motors, capacitors, valves and control systems, most of which are generally available from multiple sources, from third-party suppliers. In order to maintain low input costs, we also manufacture select components when it is deemed cost effective. We also manufacture heat transfer surfaces and heat exchangers for our units.

Our primary raw materials are copper, aluminum and steel, all of which are commodities which are generally available from multiple sources and which we purchase from third parties. We spent approximately $264.7 million in 2009 and approximately $300.0 million in each of 2008 and 2007 on these raw materials. Cost variability of raw materials can have a material impact on our results of operations. In order to enhance raw material price stability, we monitor principal raw material prices and strategically enter into commodity forward contracts and hedges for the purchase of certain raw materials.

Where feasible, we solicit bids for our raw material and component needs from multiple suppliers. Supplier selection is based primarily on cost, quality and delivery requirements. After selecting suppliers, we execute short- and, at times, long-term agreements by which we seek to ensure availability and delivery of requisite supplies. We regularly monitor the supply of raw materials and components and the availability of alternative sources. In order to manage a disruption in our supply chain, we provide forecasts to our suppliers so they have adequate lead time to source such raw materials and components on a timely basis. In addition, we maintain an inventory of raw materials and components that we believe are most critical to our manufacturing process. As a result, we believe that none of our supplier arrangements is material and that we would be able to qualify alternative suppliers if required.

Our procurement initiatives include leveraging our buying power to improve purchasing efficiency, reducing the number of suppliers and improving supplier logistics. While we typically concentrate our purchases for a particular raw material or component with one or two suppliers, alternative suppliers are available and have been identified if we need to procure key raw materials or components from them.

In 2009, our top ten suppliers accounted for approximately 53% of our supply expenditures. We believe we have strong and longstanding relationships with many of our suppliers.

Sales and marketing

Our strategy is to maintain a lean sales and marketing staff, focused primarily on traditional products, in order to derive the greatest value from our marketing budget while minimizing overhead costs. Our longstanding distributor relationships, low turnover rates and company-operated distribution center footprint allow us to implement our sales and marketing strategy with a modest corporate staff. Our corporate sales and marketing staff monitors market information, develops programming and provides distributors with the promotional materials they need to sell our products. We review the need for additional sales and marketing staff as business opportunities arise.

Our primary HVAC products are marketed under the Goodman®, Amana® and Quietflex® brand names. Our Goodman branded products cater to the large segment of the market that is price sensitive and desires reliable and low cost comfort. We believe the Goodman brand is the single largest domestic residential HVAC brand and we position the Goodman brand as the preferred brand for quality HVAC equipment at low prices. Our premium Amana branded products include enhanced features such as higher efficiency and quieter operation and enhanced warranties. The Amana brand is positioned as the “great American brand” that outlasts the rest, highlighting durability and long-life. The Quietflex brand is a recognized brand of flexible duct. Our products and brands are marketed for their quality, low cost, ease of installation, superior warranty and reliability. Our sales, marketing and distribution strategy focuses on keeping prices low to the dealer, while allowing distributors to achieve their profit goals.

Weather and seasonality

We believe that weather patterns have historically impacted the demand for HVAC products. For example, we believe that hot weather in the spring season can cause existing older units to fail earlier in the season, driving customers to accelerate replacement of a unit, which might otherwise be deferred in the case of a late season failure. Similarly, we believe that unseasonably mild weather diminishes customer demand for both commercial and residential HVAC replacement and repairs. Weather also impacts installation during periods of inclement weather as fewer units are installed due to dealers being delayed or forced to shut down their operations.

Although there is demand for our products throughout the year, in each of the past three fiscal years between 58% to 60% of our total sales occurred in the second and third quarters of the fiscal year. Our peak production also typically occurs in the second and third quarters of the fiscal year.

Customers

Our customers consist primarily of (1) distributors who supply independent dealers who install our products for the ultimate end user and (2) independent dealers to whom we sell products through our company-operated distribution centers. We also sell PTAC products directly to the light commercial sector, including hotels, motels and assisted living facilities.

We have a diverse and fragmented customer base. In 2008 and 2009, no independent distributor accounted for more than 10% of our net sales. We believe the loss of any single distributor would not have a material effect on our business or operations. Our top ten independent distributors accounted for approximately 31% and 30% of our net sales in 2008 and 2009, respectively.

Research and development

We maintain an engineering and research and development staff whose duties include testing and improving existing product lines and developing new products. Company-sponsored research and development expense was $3.1 million for the three months ended March 31, 2010 and $11.2 million, $10.5 million and $9.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. We charge research and development costs to selling, general and administrative expense as incurred. Research and development is conducted at our facilities in Houston, Texas, Fayetteville, Tennessee and Dayton, Tennessee. Research and development is focused on maintaining product competitiveness by improving the cost of manufacture, safety characteristics, reliability and performance while ensuring compliance with governmental standards. The engineering staff focuses its cost reduction efforts on standardization, size and weight reduction, the application of new technology and improving production techniques. Our engineering staff maintains close contact with marketing and manufacturing personnel to ensure that their efforts are consistent with market trends and are compatible with manufacturing processes.

Information systems

We use software packages from major publishers to support many of our business operations, including manufacturing, order processing, payroll, finance, logistics center operation, time and attendance reporting and for company-operated distribution operations. The major business systems operate on an IBM iSeries computer located with production Microsoft Windows servers at a hardened and guarded facility. Certain systems that we designate as critical to continued business operation are subject to processes that are designed to minimize outages caused by computer hardware or infrastructure failures. We install updated software to improve serviceability and functionality. Our company-operated distribution centers provide us with significant, real-time information that allows us to monitor the trends in our business and to rapidly respond to changes in the markets we serve to capitalize on potential growth opportunities. We developed and use a custom application system that computes optimal replenishment quantities of equipment and parts in our company-operated distribution centers in order to reduce inventory investment.

Independent distributors make use of our systems through Internet-based portals. These services give distributors access to data, such as replacement part lists, and systems, such as a consigned inventory accounting function. Consumers make use of our Internet-based systems to obtain general and product-specific information and register products for warranty coverage. We also link our systems with those of our suppliers in order to manage the procurement of materials on a real-time basis. Each night, the programs recalculate component requirements, allowing faster notification of schedule changes to suppliers, which reduces our working capital requirements.

Competition

The production and sale of HVAC equipment by manufacturers is highly competitive. HVAC manufacturers primarily compete on the basis of price, depth of product line, product efficiency and reliability, product availability and warranty coverage. We believe that the top six domestic manufacturers represented approximately 90% of unit sales in the U.S. residential HVAC industry in 2008. We are a leading domestic manufacturer of HVAC products for residential and light commercial use. We believe that our four largest competitors in the residential market are Carrier

Corporation (a division of United Technologies Corporation), Trane Inc. (a wholly-owned subsidiary of Ingersoll-Rand Company Limited), Lennox International, Inc. and Rheem Manufacturing Company. A number of factors affect competition in the HVAC market, including the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. In addition, new product introductions are an important factor in the market categories in which our products compete. Some of our competitors are large and have significantly greater financial, marketing and technical resources than we do. Although we believe we have been able to compete successfully in our markets to date, there can be no assurance that we will be able to do so in the future.

Patents and trademarks

We hold a number of patents, and have recently filed a number of patent applications, relating to the design and manufacture of our heating and air conditioning products. We generally endeavor to obtain patent protection for technology that we develop and will enforce such protection as appropriate. Our existing patents generally expire between 2010 and 2013. We do not anticipate that the expiration of the patents will have a material impact on our business. In connection with the marketing of our products, we have obtained trademark protection for all of our brand names. The trademark registrations for these names have an initial term of between five and six years and thereafter a term of 10 years. The 10-year term is renewable for additional 10-year terms so long as the names are still being used by us for the purpose for which they were registered. We have a license to use the Amana brand name and related trademark in connection with our HVAC business. The Amana trademark is controlled by Whirlpool Corporation (subsequent to its acquisition of Maytag), which markets appliances under the Amana brand name. As part of the sale of the Amana appliance business to Maytag in 2001, we entered into a trademark license agreement with Maytag pursuant to which we maintain our right to use the Amana® brand name and trademark. The trademark license agreement expires in July 2011, with renewal terms available for a total of an additional 15 years. In the event that Maytag ceases operations at a certain manufacturing plant in Middle Amana, Iowa under certain circumstances, it has agreed to discontinue use of the word Amana in its corporate name and in connection with its business enterprise. If that occurred, our ability to use the Amana® brand name may be impaired. In addition, we possess a wide array of proprietary technology and know-how. We believe that our patents, trademarks, trade names, service marks and other proprietary rights are important to the development and conduct of our business as well as the marketing of our products. We vigorously protect these rights.

Employees

As of March 31, 2010, we had 4,466 full-time employees (3,413 hourly and 1,053 salaried employees). Of those, 2,570 employees were directly involved in manufacturing processes (assembly, fabrication, maintenance, quality assurance and forklift operations) at our eight manufacturing and assembly facilities. Our only unionized workforce is at our Fayetteville, Tennessee manufacturing facility, which we acquired with the 1997 acquisition of Amana. The approximately 1,028 Fayetteville hourly employees are represented by the International Association of Machinist and Aerospace Workers. Although the Fayetteville facility has been unionized since the 1960s, there have been no work stoppages or strikes at the plant since 1978. We negotiated a collective bargaining agreement with the union that was ratified by the Fayetteville union membership on December 5, 2009. The collective bargaining agreement will remain in effect until December 9, 2012 and will automatically renew for one year terms after such date unless either party provides written notice of termination to the other party at least 60 days before the end of the then-current term. We believe we have good relations with our employees.

Regulation

We are subject to extensive, evolving and often stringent international, federal, state, provincial, municipal and local laws and regulations.

Environmental refrigerant regulation

In 1987, the United States became a signatory to the Montreal Protocol on Substances that Deplete the Ozone Layer. The Montreal Protocol addresses the use of certain ozone-depleting substances, including hydrochlorofluorocarbons, or “HCFCs,” a refrigerant commonly used for air conditioning and refrigeration equipment. The 1990 amendments to the Clean Air Act implement the Montreal Protocol in the United States and authorize the U.S. Environmental Protection Agency, or “EPA,” to issue regulations to accelerate the phase-out of HCFCs between 2010 and 2020. Final EPA rules went into effect on January 1, 2010 that complete the phase-out of HCFC-22 in the production of new units. We had prepared for this phase-out and now utilize HFC-410A refrigerant as a substitute for HCFC-22. Under the EPA’s final rules on HCFC-22, we generally are able to sell or distribute equipment pre-charged with HCFC-22 after the phase-out so long as the equipment was manufactured prior to January 1, 2010. We did not manufacture any such equipment on or after January 1, 2010.

The substitute refrigerant in our new air conditioning and heat pump products, HFC-410A, is a mixture of hydrofluorocarbons that the EPA has determined do not contribute to the depletion of the ozone layer and therefore are not subject to phase-out mandates. For five years prior to the EPA’s phase out rule, we manufactured and sold some of our air conditioning and heat pump equipment incorporating the HFC-410A refrigerant. Products using the alternative refrigerant require compressors, seals, and heat exchangers designed to meet its higher operating pressures.

We believe that our operations materially comply with all current EPA regulations relating to refrigerants. In addition, we do not believe that either the Clean Air Act or its HCFC implementing regulations will have a material adverse impact on our business, financial condition or results of operations.

Efficiency standards

We are subject to international, federal, state, provincial, municipal and local laws and regulations concerning the energy efficiency of our products, including, among others, the National Appliance Energy Conservation Act of 1987, as amended, or “NAECA,” the Canadian Energy Efficiency Act, and regulations promulgated under these acts. Energy efficiency in air conditioning products is measured by a SEER. A higher SEER indicates that a lower amount of energy is required for the same amount of cooling capacity. Typical systems range from 10 SEER to 23 SEER, with 14 SEER and higher considered to be premium efficiency systems. Effective January 23, 2006, the U.S. federal minimum efficiency standard for central air conditioners and heat pumps manufactured in the United States increased from 10 SEER to 13 SEER under NAECA, a change we actively supported.

On November 19, 2007, the U.S. Department of Energy, or “DOE,” issued new regulations increasing the minimum annual fuel utilization efficiency, or “AFUE,” for several types of residential furnaces. These regulations, which were published November 19, 2007 at 72 Fed. Reg. 65136, apply to furnaces manufactured for sale in the U.S. or imported into the United States on and after November 19, 2015. On December 19, 2007, the Energy Independence and Security Act of 2007 was enacted authorizing the DOE to study the establishment of regional efficiency standards for furnaces and air conditioners. In April 2010, the DOE held a public hearing to consider a proposed rule amending the current AFUE for furnaces and establishing two regions for regulatory purposes. Rulemaking on regional standards for air conditioners is ongoing. DOE is expected to issue a final rule establishing regional standards for furnaces and air conditioners by May 1, 2011. In addition, in October 2009, Goodman and the other leading domestic residential HVAC equipment manufacturers and industry representatives signed an agreement with certain U.S. energy-efficiency advocacy organizations supporting new federal standards for domestic residential central HVAC products. The agreement calls for replacing national efficiency standards with different standard levels in three climate regions—North, South, and Southwest. The supported standards would generally require cooling efficiencies of at least 14 SEER in the South and heating efficiencies of at least 90% AFUE in the North. In addition, the agreement would allow states to include even higher efficiency levels for HVAC systems in residential new construction. The signatories agreed to submit their agreement jointly as a legislative proposal to Congress for inclusion in energy legislation currently under consideration and to recommend that the DOE promulgate rules adopting the agreed-upon regions and standards. We have established processes that we believe will allow us to offer new products that meet or exceed these new national standards well in advance of implementation of the new standards.

Other environmental, health and safety matters

We are subject to extensive, evolving and often stringent international, federal, state, provincial, municipal and local environmental and health and safety laws and regulations, including, among others, the Clean Air Act, the Clean Water Act, the Comprehensive Environmental, Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the Toxic Substances Control Act, the Canadian Energy Efficiency Act, and regulations promulgated under these acts. Many of these laws and regulations relate to the protection of human health and the environment, including those limiting the discharge of pollutants into the environment and those regulating the treatment, storage or disposal and remediation of releases of, and exposure to, hazardous wastes and hazardous materials. We believe that we are in material compliance with applicable environmental, health and safety laws and regulations, many of which provide for substantial fines or civil or criminal sanctions for violations. Certain environmental laws and regulations impose strict, joint and several liability on potentially responsible parties, including past and present owners and operators of sites, to clean up, or contribute to the cost of cleaning up, sites at which hazardous wastes or materials were disposed or released. We are currently, and may in the future be, required to incur costs relating to the investigation or remediation of such sites, or sites owned or operated by third parties where we have, or may have, disposed of our waste.

As required by a March 15, 2001 Consent Order with the Florida Department of Environmental Protection, or “FDEP,” Goodman Distribution Southeast, Inc., or “GDI Southeast,” our wholly-owned subsidiary, is investigating and pursuing, under FDEP oversight, the delineation of groundwater contamination at and around the GDI Southeast facility in Fort Pierce, Florida. Remediation is expected to begin in 2010. The ultimate cost for this remediation cannot be predicted with certainty due to the variables relating to the contamination and the appropriate remediation methodology, the evolving nature of remediation technologies and governmental regulations, and the inability to determine the extent to which contribution will be available from other parties, all of which factors are taken into account to the extent possible in estimating potential liability. We have reserved approximately $0.5 million as of December 31, 2009, although it is possible that the ultimate cost could exceed this amount by up to approximately $3.3 million. Costs of future expenditures are not discounted to their present value. We do not believe that this matter is likely to have a material adverse effect on our business or financial condition, or results of operations.

We believe that this contamination predated GDI Southeast’s involvement with the Fort Pierce facility and that GDI Southeast has not caused or contributed to the contamination. Accordingly, we are pursuing litigation against a former owner and a former lessee of the Fort Pierce facility in an attempt to recover our costs. At this time, we cannot estimate probable recoveries from this litigation.

On March 31, 2010, GDI Southeast merged with and into our subsidiary Goodman Distribution, Inc., with Goodman Distribution, Inc. being the surviving entity and assuming the liabilities and obligations of GDI Southeast, including its obligations under the Consent Order.

We are also subject to various laws and regulations relating to worker health and safety. We expect to continue to make capital expenditures at our facilities to improve worker health and safety. We expect to continue to make expenditures at our facilities to assure compliance with OSHA and other applicable standards. In addition, future inspections at our facilities may result in liabilities, including enforcement actions by OSHA.

Although we do expect to incur expenses related to environmental, health and safety laws and regulations, based on information presently known to us, we believe that the future cost of complying with such laws and regulations and any liabilities associated with environmental, health and safety obligations will not have a material adverse effect on our business, financial condition or results of operations. However, future events, including new or stricter environmental or health and safety laws and regulations, related damage or penalty claims, the discovery of previously unknown environmental or health and safety conditions requiring investigation or remediation, more vigorous enforcement or a new interpretation of existing environmental or health and safety laws and regulations could require us to incur additional costs that may be material.

Florida office of insurance regulation

One of our subsidiaries, AsureCare Corp., a Florida corporation, is licensed as a service warranty association and regulated by the Florida Office of Insurance Regulation. As a Florida-domestic service warranty association, AsureCare Corp. is subject to regulation as a specialty insurer under certain provisions of the Florida Insurance Code. Under applicable Florida law, no person can acquire, directly or indirectly, more than 10% of the voting securities of a service warranty association or its controlling company, including Goodman Global Group, Inc., without the written approval of the Florida Office of Insurance Regulation. Accordingly, any person who acquires, directly or indirectly, 10% or more of our common stock, must first file an application to acquire control of a specialty insurer or its controlling company, and obtain the prior written approval of the Florida Office of Insurance Regulation. The application must be filed with the

Florida Office of Insurance Regulation no later than five days after any form of tender offer or exchange offer is proposed, or no later than five days after the acquisition of securities or ownership interest if no tender offer or exchange offer is involved.

The Florida Office of Insurance Regulation may disapprove an acquisition of beneficial ownership of 10% or more of our voting securities by any person who refuses to apply for and obtain regulatory approval of such acquisition. In addition, if the Florida Office of Insurance Regulation determines that any person has acquired 10% or more of our voting securities without obtaining regulatory approval, it may order that person to cease the acquisition and divest itself of any shares of such voting securities which may have been acquired in violation of the applicable Florida law. The Florida Office of Insurance Regulation may also take disciplinary action against AsureCare Corp.’s license if it finds that an acquisition made in violation of the applicable Florida law would render the further transaction of its business hazardous to its customers, creditors, stockholders or the public.

Properties

As of March 31, 2010, we owned three manufacturing facilities, one manufacturing/distribution facility, one research and development facility and seven company-operated distribution facilities. We also leased four manufacturing and assembly facilities, one distribution facility, 163 company-operated distribution facilities and the space for our corporate headquarters. From time to time, we also lease temporary warehouse space when required due to manufacturing cycles. We believe that our facilities are suitable for their present and intended purposes and are adequate for our current and expected level of operations. We do not anticipate any significant difficulties in renewing or relocating our leased facilities as our leases expire.

Our headquarters and material operating, manufacturing and distribution facilities are shown in the following table:

Location	Use	Owned/leased	Approximate square footage

Houston, TX	Split Systems	Owned	525,103

Houston, TX	Flexible Duct, Fiberglass Insulation and Mat Materials	Owned	390,000

Houston, TX	Heating and Air Handler Products	Owned	225,295

Houston, TX	Research and Development	Owned	156,703

Houston, TX	Corporate Headquarters	Leased(1)	61,698

Houston, TX	Logistics Center	Leased(2)	969,843

Fayetteville, TN	Furnaces, Package Units, PTAC, Split Systems and Logistics Center	Owned	779,620

Dayton, TN	Air Handlers / Coils	Leased(3)	188,585

(1)	Our lease expires in September 2014.

(2)	Our Logistics Center is leased under three leases. All of our Logistics Center leases will expire in February 2016.

(3)	Our lease expires December 2010. We have an option to purchase the facility upon the expiration of the lease for $206,400.

Legal proceedings

In addition to the matters described below, from time to time we are involved in various routine legal proceedings. These primarily involve commercial claims, product liability claims, environmental claims, personal injury claims and workers’ compensation claims. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of these proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition or results of operations.

As part of the equity contribution associated with the sale of the Amana Appliance business in July 2001, we agreed to indemnify Maytag for certain potential product liability claims. In light of these potential liabilities, we have purchased insurance that we expect will shield us from incurring material costs associated with such potential claims.

Pursuant to a March 15, 2001 Consent Order (the “Consent Order”) with the Florida Department of Environmental Protection (“FDEP”), our subsidiary, Goodman Distribution Southeast, Inc. (“GDI Southeast”) (formerly Pioneer Metals Inc.) is continuing to investigate and pursue, under FDEP oversight, the delineation of groundwater contamination at and around the GDI Southeast facility in Fort Pierce, Florida. Remediation has not begun. The contamination was discovered through environmental assessments conducted in connection with a company subsidiary’s acquisition of the Fort Pierce facility in 2000 and was reported to FDEP, giving rise to the Consent Order.

The ultimate cost for the investigation, remediation and monitoring of the site cannot be predicted with certainty due to the variables relating to the contamination and the appropriate remediation methodology, the evolving nature of remediation technologies and governmental regulations and the inability to determine the extent to which contribution will be available from other parties. All of these factors are taken into account to the extent possible in estimating potential liability. A reserve appropriate for the probable remediation costs, which are reasonably susceptible to estimation, has been established.

Based on analyses of currently available information, it is probable that the proposed infrastructure and setup costs associated with the site will be approximately $0.5 million. We reserved approximately $0.5 million as of December 31, 2009, although it is possible that costs could exceed this amount by up to approximately $3.3 million. Costs of future expenditures are not discounted to their present value. Management believes any liability arising from potential environmental obligations is not likely to have a material adverse effect on our liquidity or financial position as such obligations could be satisfied over a period of years. Nevertheless, future developments could require material changes in the recorded reserve amount.

We believe this contamination predated GDI Southeast’s involvement with the Fort Pierce facility and GDI Southeast’s operation at this location has not caused or contributed to the contamination. Accordingly, we are pursuing litigation against a former owner and a former lessee of the Fort Pierce facility in an attempt to recover our costs. At this time, we cannot estimate probable recoveries from this litigation.

On March 31, 2010, GDI Southeast merged with and into our subsidiary Goodman Distribution, Inc., with Goodman Distribution, Inc. being the surviving entity and assuming the liabilities and obligations of GDI Southeast, including its obligations under the Consent Order.

In April 2010, Goodman Global, Inc. and its consolidated subsidiaries received two Notices of Proposed Adjustment from the Department of Treasury—Internal Revenue Service covering its consolidated return for the period January 1 through February 13, 2008. The proposed adjustments disallow as non-recoverable costs deductions for certain expenses related to the 2008 Acquisition and would increase income taxes by approximately $11.5 million plus interest, which would be recorded as a charge to income tax expense. We believe that the deductions were appropriate and are in discussions with the IRS regarding this matter. At this time, the IRS has not concluded its review of Goodman Global, Inc.’s consolidated returns for the years ended December 31, 2006 and 2007 and the period January 1 to February 13, 2008.

We are party to a number of other pending legal and administrative proceedings and are subject to various regulatory and compliance obligations. We believe that these proceedings and obligations will not have a material adverse effect on our consolidated financial condition, cash flows or results of operations. To the extent required, we have established reserves that we believe to be adequate based on current evaluations and our experience in these types of matters. Nevertheless, an unexpected outcome in any such proceeding could have a material adverse impact on our consolidated results of operations in the period in which it occurs. Moreover, future adverse developments could require material changes in the recorded reserve amounts.

Management

Directors and executive officers

The following table sets forth certain information regarding our executive officers and directors as of May 1, 2010:

Name	Age	Position

David L. Swift	51	President, Chief Executive Officer and Director

Lawrence M. Blackburn	55	Executive Vice President, Chief Financial Officer and Director

Ben D. Campbell	53	Executive Vice President, Secretary and General Counsel

Peter H. Alexander	72	Senior Vice President, Independent Distribution

Samuel G. Bikman	41	Senior Vice President, Logistics and Business Development

Gary L. Clark	47	Senior Vice President, Marketing

James L. Mishler	55	Senior Vice President and President of Company Owned Distribution

Terrance M. Smith	60	Senior Vice President and Chief Information Officer

William L. Topper	53	Senior Vice President, Operations

Mark M. Dolan	50	Vice President, Corporate Controller and Treasurer

Ardee Toppe	46	Vice President and President and General Manager of Quietflex

Erik Ragatz	37	Chairman of the Board of Directors

Charles A. Carroll	60	Director

Robert B. Henske	48	Director

Saloni Saraiya Multani	31	Director

Mr. David L. Swift joined us on April 21, 2008 as President, Chief Executive Officer and Director. From November 2001 to July 2007, Mr. Swift was President of Whirlpool North America where he also served on its board of directors. From December 2000 to November 2001, Mr. Swift served as President of Eastman Kodak Company’s Professional Group. From December 1996 to December 2000, he served as the Chairman and President of Kodak’s Greater Asian Region based in Shanghai, China. As a member of the board, Mr. Swift contributes significant industry-specific experience and expertise on our products and services and the benefits of his executive leadership and management experience.

Mr. Lawrence M. Blackburn joined us in September 2001 after having served as Vice President and Chief Financial Officer of Amana Appliances from February 2000 to July 2001. Mr. Blackburn became a Director on April 21, 2008. From April 1983 to August 1999, Mr. Blackburn was with Newell Rubbermaid, Inc. and previously Rubbermaid, Inc., where he had most recently been President and General Manager of its wholly owned subsidiary, Little Tikes Commercial Play Systems, Inc. As a member of the board, Mr. Blackburn contributes significant industry-specific experience and financial expertise based on his significant industry and financial experience.

Mr. Ben D. Campbell joined us in November 2000 as Executive Vice President, Secretary and General Counsel. Mr. Campbell served as Assistant General Counsel of Centex Corporation from

1998 to 2000 and Senior Group Counsel for J.C. Penney Company, Inc. from 1988 to 1998. Prior to that time, he was a partner in the law firm of Baker, Mills & Glast P.C. in Dallas, Texas.

Mr. Peter H. Alexander has been with the Goodman family of companies for over 25 years in numerous executive level positions with us and Amana. All Amana and Goodman sales personnel responsible for independent distribution, national accounts and residential new construction report to Mr. Alexander.

Mr. Samuel G. Bikman joined us in January 2002 from Compaq, where he was responsible for Worldwide Logistics. The Customer Service, Production Scheduling, Logistics, PTAC Sales and International Sales teams all report to Mr. Bikman.

Mr. Gary L. Clark joined us in April 2002 after four years at Rheem and 14 years at Carrier, where he led their Residential Product marketing efforts. Prior to that time, Mr. Clark worked in the contracting business.

Mr. James L. Mishler joined us in September 2003. Mr. Mishler has over 25 years of marketing, sales, service, distribution, operations and general management experience in the major appliance and HVAC industries. His previous employment has been with Whirlpool, Frigidaire and Lennox.

Mr. Terrance M. Smith joined us in March 2003. Mr. Smith has over 35 years of business and information technology experience. In his last position, Mr. Smith was the Vice President of Information Systems for Cooper Industries, Ltd.

Mr. William L. Topper joined us in April 2002 after 28 years with Electrolux (Frigidaire), where he had responsibility for all domestic refrigeration production.

Mr. Mark Dolan joined us in April 2005 after 12 years with Lennox, where he held several senior financial and operations positions. Mr. Dolan was previously with PricewaterhouseCoopers.

Mr. Ardee Toppe was appointed President and General Manager of Quietflex in January of 2005. Mr. Toppe joined us in April 2003 as Vice President, Corporate Controller and Treasurer. Prior to joining Goodman, Mr. Toppe spent approximately three years with Dayton Superior, a construction supply company, most recently as the Vice President and General Manager of the Dur-O-Wal division. Previously he held various financial roles with Clopay, Allied Signal, and Eveready Battery Company (Energizer).

Mr. Erik Ragatz became one of our directors on February 13, 2008. Mr. Ragatz is a Managing Director at Hellman & Friedman LLC. Prior to joining Hellman & Friedman in 2001, Mr. Ragatz was a vice-president with Pacific Equity Partners in Sydney, Australia and an associate with Bain Capital in Boston, Massachusetts. Mr. Ragatz also worked as a management consultant for Bain & Company in San Francisco, California. Mr. Ragatz also currently serves as a director of Sheridan Holdings, Inc., LPL Investment Holdings, Inc. and San Francisco Education Fund. As a member of the board, Mr. Ragatz contributes his financial and capital markets expertise and draws on his years of experience with Hellman & Friedman. Mr. Ragatz also brings his insight into the proper functioning and role of corporate boards of directors, gained through his years of service on the boards of directors of Hellman & Friedman’s portfolio companies.

Mr. Charles A. Carroll joined us in September 2001 and was our President and Chief Executive Officer until his retirement on April 21, 2008. Before joining us, Mr. Carroll served as President and Chief Executive Officer of Amana Appliances from January 2000 to July 2001, when substantially all of the assets of Amana Appliances were acquired by Maytag Corporation. From 1971 to March 1999, Mr. Carroll was employed by Rubbermaid, Inc. where, from 1993, he held the position of President and Chief Operating Officer and was a member of the board of directors. As a member of the board, Mr. Carroll contributes his institutional knowledge of the company and a deep understanding of all aspects of our business, products and markets, as well substantial experience developing corporate strategy, assessing emerging industry trends, and business operations.

Mr. Robert B. Henske became one of our directors on February 13, 2008. Mr. Henske has served as a Managing Director of Hellman & Friedman LLC since July 2007. From May 2005 until July 2007, he served as Senior Vice President and General Manager of the Consumer Tax Group of Intuit Inc. He was Intuit’s Chief Financial Officer from January 2003 to September 2005. Prior to joining Intuit, he served as Senior Vice President and Chief Financial Officer of Synopsys, Inc., a supplier of electronic design automation software, from May 2000 until January 2003. From January 1997 to May 2000, Mr. Henske was at Oak Hill Capital Management, a Robert M. Bass Group private equity investment firm, where he was a partner. Mr. Henske also serves as chairman of the board of directors of Activant Solutions, Inc., chairman of the board of directors of Datatel Inc. and chairman of the board of directors of Iris Software Ltd. and is or has been a member of the board of directors of VeriFone Holdings, Inc., Williams Scotsman, Grove Worldwide, Reliant Building Products and American Savings Bank. As a member of the board, Mr. Henske contributes his financial expertise and draws his years of experience with Hellman & Friedman and in other corporate positions. Mr. Henske also brings his insight into the proper functioning and role of corporate boards of directors, gained through his years of service on various boards of directors.

Ms. Saloni Saraiya Multani became one of our directors on February 13, 2008. Ms. Multani is a director at Hellman & Friedman LLC. Prior to joining Hellman & Friedman in 2006, Ms. Multani worked in the Private Equity Group at The Blackstone Group and at Columbia House Company, both in New York. Ms. Multani also currently serves as a director of Vertafore, Inc. As a member of the board, Ms. Multani contributes her financial expertise and draws on her experience with Hellman & Friedman and in other financial and corporate positions.

Corporate governance

Code of ethics

We have adopted a Code of Business Conduct and Ethics applicable to all employees, executive officers and directors of Goodman and each of its subsidiaries, including Goodman’s principal executive officer, principal financial officer, principal accounting officer and controller, and persons performing similar functions.

The purpose of the Code of Business Conduct and Ethics is: (1) to deter wrongdoing; (2) to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (3) to promote full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with the SEC or otherwise communicate to the public; (4) to promote compliance with applicable governmental laws, rules and regulations; (5) to promote prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person; and (6) to promote accountability for adherence to the Code of Business Conduct and Ethics.

We will provide a copy of the Code of Business Conduct and Ethics without charge to any person upon request by contacting Goodman’s Corporate Secretary at our executive office. The Code of Business Conduct and Ethics will be available on Goodman’s website.

Board structure

Our board of directors consists of six directors. Our by-laws will provide that our board of directors consist of no less than seven persons. The exact number of members of our board of directors will be determined from time to time by resolution of a majority of our full board of directors.

Each of our directors serves for a term of one year. Directors hold office until the annual meeting of stockholders and until their successors have been duly elected and qualified. Prior to the offering, we expect our board of directors to determine which of our directors will be designated as “independent,” as defined under and required by the federal securities laws and the rules of [the New York Stock Exchange] [The Nasdaq Global Market].

In connection with the 2008 Acquisition, we entered into a stockholders agreement with Goodman Global, Inc., each of the Hellman & Friedman Investors, certain funds affiliated with GSO Capital Partners, Farallon Capital Partners and AlpInvest Partners and certain other investors to which the funds affiliated with GSO Capital Partners syndicated their investments. Under the stockholders agreement, prior to an initial public offering of the shares of our common stock, our board of directors will consist of our chief executive officer and additional directors designated by the Hellman & Friedman Investors and their affiliates. Following an initial public offering, the stockholders agreement provides that the Hellman & Friedman Investors will generally be entitled to nominate a number of directors (rounded up to the nearest whole number) corresponding to their proportionate equity interest in Goodman Global Group, Inc. As a result of H&F’s rights under the stockholders agreement, following this offering[, and after giving effect to the anticipated addition of              additional directors who satisfy the independence standards applicable to audit committee members,] H&F and its affiliates will be able to nominate              out of              directors.

For as long as the Hellman & Friedman Investors are entitled to nominate an individual for election to the board of directors, we are required to nominate such individual for election as a director as part of the slate that is included in the proxy statement or consent solicitation relating to such election and provide the highest level of support for the election of such individual as we provide to any other individual standing for election as part of our slate. For a discussion regarding the stockholders agreement, please refer to “Certain relationships and related party transactions—Agreements related to the 2008 Acquisition—Stockholders agreement.”

Following the completion of this offering, any remaining nominees for our board of directors will be recommended by the nominating and corporate governance committee, which may utilize a variety of methods for identifying nominees for director. Candidates may come to the attention of the nominating and corporate governance committee through current board members, professional search firms, stockholders or other persons. We seek to ensure that our board of directors is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure. In that regard, we consider all factors that we deem appropriate, including the information discussed in each of the board members’ biographical information set forth above and, in particular, with regards to Messrs. Ragatz and Henske and Ms. Multani, their significant experience, expertise and background with regard to financial matters.

Controlled company exception

After the completion of this offering, investment funds associated with or designated by H&F will continue to beneficially own more than 50% of our common stock and voting power. As a result,

we will be a “controlled company” within the meaning of the corporate governance standards of [the New York Stock Exchange] [The NASDAQ Global Market]. Under the corporate governance standards of [the New York Stock Exchange] [The NASDAQ Global Market], a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in [the New York Stock Exchange] [The NASDAQ Global Market] corporate governance rules.

Committees of the board

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Under the rules of [the New York Stock Exchange] [The NASDAQ Global Market], we will be required to have one independent director on our audit committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, our audit committee is required to be comprised entirely of independent directors. The following is a brief description of our committees.

Audit committee.    Currently, Messrs. Ragatz and Henske and Ms. Multani are the members of our audit committee. Following this offering, we anticipate that Messrs.             ,             and             will serve on the audit committee and that Mr.             will serve as its chair. We expect that Mr.             will qualify as an audit committee financial expert under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002 and meets the independence and the experience requirements of [the New York Stock Exchange] [The NASDAQ Global Market] and the federal securities laws.

Compensation committee.    Currently, Messrs. Ragatz and Henske are the members of our compensation committee. Following this offering, we anticipate that Messrs.             ,             and             will serve on the compensation committee and that Mr.             will serve as its chair.

Nominating and corporate governance committee.    Prior to this offering, we have not had a nominating and corporate governance committee. We anticipate that Messrs.             ,             , and             will serve on the nominating and corporate governance committee and that Mr.             will serve as its chair.

Compensation committee interlocks and insider participation

Compensation decisions are made by our board of directors and compensation committee. None of our executive officers has served as a member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director of our company or members of our compensation committee.

Messrs. Henske and Ragatz are managing directors of Hellman & Friedman LLC. As of March 31, 2010, affiliates of Hellman & Friedman LLC control approximately 87% of our outstanding common stock. See “Principal and selling stockholders” and “Certain relationships and related party transactions.”

Director compensation

During fiscal year 2009, none of our executive officer directors received additional compensation for serving on our board of directors, except for reimbursement of out of pocket expenses associated with attendance at Board meetings. Likewise, during fiscal year 2009, none of our non-employee directors received compensation from us for serving on our board of directors, as they were compensated for their services by H&F. Mr. Carroll served as a non-executive employee during 2009, for which he received compensation of $150,000, pursuant to his employment agreement.

The following table sets forth the aggregate compensation during 2009 awarded to, earned by or paid to non-executive officer directors.

Name	Fees earned or paid in cash	Total

Charles A. Carroll	$150,000	$150,000
Messrs. Ragatz and Henske and Ms. Multani	—	—

In connection with this offering, we expect to adopt an outside directors compensation program which may include an annual cash retainer, meeting fees and equity awards under our 2008 Stock Incentive Plan.

Executive compensation

Compensation discussion and analysis

Our executive compensation program, including with respect to our named executive officers, or “NEOs,” is overseen and administered by the compensation committee of our board of directors. Our NEOs for 2009 were (1) David L. Swift, our current chief executive officer, (2) Lawrence M. Blackburn, our current chief financial officer and (3) Ben D. Campbell, Donald R. King and William L. Topper, who were our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2009. Mr. King retired from Goodman effective April 30, 2010.

Following the 2008 Acquisition, a new compensation committee was established, consisting of Erik D. Ragatz and Robert B. Henske. None of our executive officers has served as a member of our compensation committee or the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director of our company or member of our compensation committee.

For 2009, our board of directors, or the “Board,” together with the compensation committee, administered our 2008 Stock Incentive Plan, or the “2008 Stock Incentive Plan,” and our 2008 Annual Incentive Compensation Plan, or the “Bonus Program.” Under the Bonus Program, the Board and the compensation committee adopt annual performance goals and bonus levels. The Board, together with the compensation committee, reviewed the performance of our executive officers and key employees and determined the compensation of our executive officers and other compensation arrangements. The Executive Vice President of Human Resources supported the compensation committee in its duties and, along with the president and chief executive officer, was delegated authority to fulfill certain administrative duties regarding the compensation programs. Our chief executive officer provided recommendations to our Board and compensation committee and participated in discussions and evaluations regarding the compensation of the other NEOs.

Objectives of compensation programs

In 2009, we compensated our senior executives, including the NEOs, at levels we believed to be competitive within the HVAC industry and with similar durable goods manufacturing businesses of comparable revenue ranges. Our primary objective for executive compensation in 2009 was to ensure our ability to continue to retain our senior level executives, as well as to attract, retain and motivate the management team required to lead us in achieving our vision and mission while supporting our core values in a highly competitive marketplace. Our business strategy depends to a significant degree upon our executive officers and key employees and their relationships with distributors. Therefore, we seek to retain our senior executives over the long-term and believe that continuity of management is in the best interests of our stockholders.

We have structured our executive compensation programs to provide a competitive base salary for our NEOs as well as to award performance-based cash incentives and long-term equity incentives. Our executive compensation for 2009 was determined with a view to each NEO’s past compensation levels as well as our future business strategy. The total compensation and benefits package provided to each of our NEOs in 2009 was designed to be competitive and to exceed median market compensation for talented and experienced senior executives.

Compensation paid to Mr. Swift, our president and chief executive officer, was materially greater than the compensation paid to our other non-CEO NEOs to reflect the primary differences in the scope of job responsibilities. Our pay practices are reflective of competitive market data, which reflect competitive pay practices found among companies in our specific industry as well as general industry (see “Competitive analysis,” below). We did not engage an outside consultant in 2009 to review our executive compensation program.

Compensation philosophy

Our overall compensation philosophy is to use straightforward compensation programs that offer appropriate incentives to our executives, while providing transparency to our stockholders. In implementing this philosophy, we generally do not provide perquisites, personal benefits, defined benefit pension plans or supplemental retirement plans for executives. For 2009, our executive compensation emphasized cash and equity compensation, and consisted primarily of the following:

•	base salary to provide stable income to our NEOs during the fiscal year,

•	annual performance-based cash incentives under our Bonus Program that are tied to our profitability, and

•

equity awards in the form of stock options which were granted in 2008 under the 2008 Stock Incentive Plan to provide retention benefits and long-term incentives to continue to build share price and stockholder value.

For 2009, as for prior years, our Board and compensation committee emphasized a mix of base salary and cash incentives. Approximately 49% of Mr. Swift’s target cash compensation (annual salary plus target annual bonus) and approximately 43% percent of our other NEOs’ target cash compensation for 2009 was “at risk” incentive compensation that depended upon our profitability for the year. We have structured our executive compensation programs with performance metrics designed to encourage balanced and sustained corporate growth.

Competitive analysis

For 2009, Donald King, who was then Executive Vice-President of Human Resources, or “EVP HR,” compiled executive compensation data from the Hewitt Associates Total Compensation Measurement Survey, or the “Survey”, to assist with the assessment of our compensation programs. This survey included data from approximately 500 manufacturing service and financial services organizations. The Board and compensation committee reviewed the data compiled by the EVP HR from the Survey regarding executive compensation paid by companies against which we believe we compete for executive talent.

The compensation of each of the NEOs was compared to competitive market ranges derived from the compensation programs of companies participating in the Survey for executives with comparable positions and job responsibilities. The compensation components reviewed for each position were base salary, annual cash bonus and long-term incentives, both individually and in the aggregate. Although the Survey data was used as an important measure for assessing competitive levels of compensation for our NEOs, we did not benchmark the compensation of our NEOs against the companies participating in the Survey. Rather, the Survey data was used as a guide, such that the Board and compensation committee exercised their discretion in setting both the individual compensation components and the total pay of each of our NEOs at levels that were commensurate with their specific positions and job responsibilities, taking into account the need to retain and motivate our NEOs to achieve superior levels of performance. The compensation of our NEOs was set at levels that were above the 50th percentile (and in some cases above the 75th percentile) as compared to the companies participating in the Survey. These levels of compensation are, in our opinion, necessary to retain and incentivize our NEOs to continue to provide outstanding performance.

Compensation programs

Design of compensation programs.    Our compensation programs in 2009 were designed to effectively retain our NEOs and continue to build the company in a stable management environment as well as to attract, retain and motivate highly talented individuals to lead us in achieving our vision and mission in a very competitive marketplace. Specifically,

•	base salary levels were set to attract, retain and motivate employees capable of managing our operations,

•	annual cash incentives based on pre-determined performance targets were designed to reward execution of our strategy and achievement of profitability objectives, and

•	equity awards in the form of stock options (which were granted in 2008) were granted to provide additional retention benefits and long-term incentives to build stockholder value.

Impact of performance on compensation.    Approximately 49% of Mr. Swift’s target cash compensation and approximately 43% percent of other NEO’s target cash compensation in 2009 was “at risk” and depended on our performance. On March 13, 2009, the Board adopted performance goals and bonus levels for 2009 under our Bonus Program. Under the Bonus Program, each NEO’s annual cash incentives were tied to pre-established EBITDA targets that were designed to emphasize profitability. The EBITDA targets provided incentives to increase revenues and also to control costs, to the extent that costs were within the control of the executive officers. As discussed in greater detail below under the heading “Annual cash incentive and description of performance metrics,” cash incentive compensation earned by the NEOs in 2009 was at the “excellence” level established under the Bonus Program, based on the level of our consolidated EBITDA for the year.

With respect to equity-based incentive awards, any increase in our value as a result of the efforts of the NEOs to improve our performance also increased the value of the NEOs’ stock options, and therefore rewarded the NEOs for contributing to stockholder value. Additionally, 40% of the stock options granted to our NEOs in 2008 were subject to performance-based vesting criteria. No stock options were granted to our NEOs in 2009.

Elements of compensation

As discussed above, compensation paid or awarded to our NEOs during 2009 included base salary and an annual cash incentive award, each as further described below.

Base salary of the NEOs

The base salary component of our compensation was designed to provide the executives with a stable income and to attract and retain talented and experienced executives capable of managing our operations and strategic growth.

In connection with the 2008 Acquisition, all of our NEOs (except Mr. Swift), as well as other of our executive officers, negotiated employment arrangements with our controlling stockholders, which became effective on February 13, 2008, upon the closing of the 2008 Acquisition. Pursuant to those arrangements, the salary and the executive position of each of our NEOs remained unchanged at that time, as they were viewed to be at competitive levels. The base salary for Mr. Swift was negotiated in connection with his employment agreement entered into as of April 21, 2008. Mr. Swift’s base salary was set at a level determined to be competitive for his position and level of responsibility and necessary to induce him to serve as our president and chief executive officer.

In light of the uncertain and challenging macroeconomic environment in early 2009, the Board decided not to approve merit increases to the base salaries of our NEOs and other salaried employees until economic conditions clarified. In light of company performance and improvements in economic conditions during the course of 2009, in October 2009, the Board approved a one-time lump-sum performance and merit-based payment to the executive officers and certain other exempt and non-exempt employees who had not theretofore received 2009 merit increases. The payment was equal to approximately 2.5% of their salary for the months April through December. Following the review by the Board and the compensation committee of the recommendations of our EVP HR, in March 2010, the Board approved an annual increase in base salary of approximately 3.0% for each of our NEOs, effective as of April 1, 2010. The increase was implemented in order to maintain the base salaries of our NEOs within the 50th to 75th percentile of comparable compensation offered by the surveyed companies in the Hewitt Associates Total Compensation Management Survey.

Annual cash incentive and description of performance metrics

Cash incentive awards.    Approximately 75% of each NEO’s cash compensation for 2009 was paid as a cash incentive award under the Bonus Program and depended upon our profitability, as measured by consolidated EBITDA for the 2009 fiscal year (see “Performance metrics” below). The bonus payment was “at risk” and was designed to reward the executives for reaching pre-established levels of profitability. Awards were structured to be paid based on the company achieving threshold, target, target plus, superior, excellence or excellence plus levels for consolidated EBITDA, which comprised 91.4%, 100.0%, 106.9%, 110.3%, 113.8% and 117.2% of the target, respectively, as set forth in the table below. We set the consolidated EBITDA goals at levels that reflected our internal business plan at the time the awards were established. The consolidated EBITDA target level for our cash incentive awards was set at $290 million for 2009 and required a challenging but achievable level of financial performance. The highest specified level, excellence plus (at consolidated EBITDA of $340 million for 2009), represented truly exceptional performance beyond reasonably likely levels of achievement, which we have never achieved. Historically, we have generally achieved performance between the target and target plus levels.

In setting the range of bonus awards to our NEOs, we considered the potential bonuses available for comparable positions based on the Survey data discussed above (see “Competitive analysis”)

and the total compensation payable for such comparable positions, including other elements of compensation and perquisites provided for such comparable positions, using the 75th percentile as a guideline, as well as internal equity differentiation based on the scope and complexity of each position. The range of payouts was based on a multiple of each NEO’s base salary for the 2009 fiscal year. The range of payouts in dollars, assuming consolidated EBITDA goals were met at threshold, target and excellence levels for 2009, is indicated in the Grants of Plan-Based Awards in 2009 Table. NEO bonuses with respect to 2009 under the Bonus Program were capped at the excellence level. The table below summarizes the range of bonus opportunities for 2009 for our NEOs as a percentage of base salary, based on the level of achievement of the consolidated EBITDA target of $290 million:

(dollars in millions)	Threshold level	Target level	Target plus level	Superior level	Excellence level	Excellence plus level

	As a percentage of consolidated EBITDA target
	91.4%	100.0%	106.9%	110.3%	113.8%	117.2%

	$265	$290	$310	$320	$330	$340

	Bonus opportunity as a percentage of base salary

NEO
David L. Swift	35.6%	95.0%	154.4%	255.4%	356.3%	356.3%
Lawrence M. Blackburn	25.0	75.0	125.0	212.5	300.0	300.0
Ben D. Campbell	25.0	75.0	125.0	212.5	300.0	300.0
Donald R. King	25.0	75.0	125.0	212.5	300.0	300.0
William L. Topper	25.0	75.0	125.0	212.5	300.0	300.0

Bonus opportunities for our president and chief executive officer were materially different from the opportunities for our other NEOs to reflect the primary differences in the scope of job responsibilities, overall ability to achieve our business objectives, strategic impact of the position and expected future contributions. As noted above, these pay practices are reflective of competitive market data, which reflects competitive pay practices found among companies in our industry.

In 2009, we achieved consolidated EBITDA of $330.1 million, which exceeded the excellence level of consolidated EBITDA for the 2009 fiscal year. As a result, Mr. Swift was awarded a bonus equal to 356.3% of his base salary earned in 2009, or $3,385,277, Mr. Blackburn was awarded a bonus equal to 300.0% of his base salary, or $1,392,600, and our other NEOs were likewise awarded a bonus equal to 300.0% of their base salaries, or $1,157,013, $1,126,353 and $1,017,600, respectively, for each of Messrs. Topper, Campbell and King. As noted above, for 2009, the bonus payment that could be earned by our NEOs was capped at the payout for the excellence level of performance.

Performance metrics.    The primary financial metric used under our performance-based annual and long-term incentive programs is consolidated EBITDA (as defined in the 2008 Stock Incentive Plan). Consolidated EBITDA as used in our executive compensation programs in 2009 was equal to consolidated net income before interest, taxes, depreciation and amortization as reflected in our audited consolidated financial statements for such period, consistent with the definition of consolidated EBITDA in our credit arrangements, subject to certain adjustments, including adjustments for projected cost savings and stock-based compensation expense and certain other pro forma adjustments. Consolidated EBITDA as defined for this purpose is different from the definitions of consolidated EBITDA used in the indentures governing the senior subordinated notes or 11.500% senior discount notes due 2014 or set forth under “Prospectus summary—Summary consolidated financial data” in this prospectus.

The performance metrics established by our Board and compensation committee are based upon assumptions about the future business of our company as of the date the goal is established. The annual cash incentive plan provides that, in the event that after the date the performance metrics are fixed, the compensation committee determines, after consultation with our president and chief executive officer, that any acquisition or disposition or any unusual event, unusual or nonrecurring transaction or certain other extraordinary events affecting our company occur, such that an adjustment is determined by the compensation committee to be appropriate in order to prevent diminution or enlargement of benefits, then the compensation committee may adjust the performance metrics to reflect the projected effect of such transactions or events. Except as required by applicable law, there is no policy that would allow us to recover awards or payments paid if the company performance metrics upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.

Discretionary bonuses.    In addition, our chief executive officer has the discretion to pay to some or all of the participants in the cash bonus plan (other than himself), for a calendar year, incentive compensation in an aggregate amount not to exceed $750,000, without regard to consolidated EBITDA for such year and to allocate the amount of such incentive compensation among the participants and employees who do not formally participate in the cash bonus plan, as the chief executive officer determines in his discretion. In 2009, none of our NEOs received any portion of the discretionary $750,000 bonus pool.

Long-term incentives—stock options

On February 13, 2008, the Board adopted the 2008 Stock Incentive Plan. At that time, we granted time-vesting and performance-vesting options to each of Messrs. Blackburn, Campbell, King and Topper. On April 21, 2008, Mr. Swift was granted time-vesting and performance-vesting options in connection with the commencement of his employment with us at a level that reflected the scope and nature of his responsibilities as our president and chief executive officer. All of such options had an exercise price of $10.00 per share, which was equal to the price at which our stockholders subscribed for our common stock at the closing of the 2008 Acquisition.

Severance and change in control benefits

We have entered into arrangements, pursuant to employment and severance agreements, with certain of our executive officers, including the NEOs, providing for severance benefits, as described in further detail below. The severance and change in control benefits are designed to provide economic protection to our key executives so that they can remain focused on our business without undue personal concern in the event that an executive’s position is eliminated or significantly altered by the company, including in connection with a change in control of our company. We recognize that circumstances may arise in which we may consider eliminating certain key positions that are no longer necessary or a change in control transaction may occur. These benefits are intended to provide the security needed for the executives to remain focused and reduce distraction regarding personal concerns during a transition. The level of severance benefits for our president and chief executive officer and our chief financial officer is generally twice that payable to our other current NEOs to reflect the level of seniority, responsibility and strategic impact of those positions, as well as the greater potential impact for us in losing the services of our top two executive officers.

In the event of a change in control transaction, all outstanding unvested options held by our NEOs will automatically accelerate and become exercisable. This provision preserves the equity stake of each of our NEOs in the event of a change in control and assists in aligning their interests with those of our majority stockholder. In addition, in the event that any payment or benefit to be received in connection with a change in control transaction under the employment or severance agreements entered into with our NEOs will trigger the imposition of excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, or the “Internal Revenue Code,” then all payments will be reduced to the extent necessary so that the excise tax will not be imposed unless the amount of such reduction would equal or exceed 110% of the excise tax that would be imposed on such amounts. This provision imposes a potential cut-back on change in control payments to be received by our NEOs where the benefit of avoiding the excise tax and associated costs to us overrides the benefit of paying our NEOs the full amount of the benefits they would otherwise be entitled to receive in connection with a change in control transaction.

Personal benefits and perquisites

None of our NEOs received any perquisites or personal benefits in 2009 other than those broadly available to all employees. As a general matter, we emphasize cash compensation and equity compensation, and therefore perquisites and personal benefits constituted an immaterial portion of each NEO’s total compensation.

Employment and severance arrangements

Upon the consummation of the 2008 Acquisition, we entered into an employment agreement with Mr. Blackburn and severance agreements with Messrs. Alexander, Bikman, Campbell, Clark, King, Mishler, Smith, Toppe and Topper. We also entered into an employment agreement with Mr. Swift, effective as of April 21, 2008, to serve as our president and chief executive officer. The specific terms of the agreements are set forth below under “Narrative to the summary compensation table and grants of plan-based awards in 2009 table.”

Equity contribution and share subscription agreements

Prior to the closing of the 2008 Acquisition, we entered into equity contribution agreements with our executive officers, other than Mr. Swift. Pursuant to the terms of these agreements, each executive committed to acquire shares of common stock of Goodman Global Group, Inc. at closing, by either transferring the number of shares of Goodman Global, Inc. common stock having a value equal to an agreed upon amount ($8,771,000 in the case of Mr. Blackburn, $3,736,000 in the case of Mr. Campbell, $3,687,000 in the case of Mr. King and $2,405,000 in the case of Mr. Topper) or using cash proceeds from the transaction equal to 90% of such agreed upon amount. At closing, each of the executives purchased that number of shares of Goodman Global Group, Inc. stock with the values indicated below by contributing an equivalent value in shares of Goodman Global, Inc. stock at $25.60 per share, which was the price other stockholders were paid per share of Goodman Global, Inc. common stock in the 2008 Acquisition.

Value of shares rolled

Executive
Lawrence M. Blackburn	$8,718,208
Ben D. Campbell	3,736,000
Donald R. King	3,687,000
William L. Topper	2,405,000

The shares so acquired by our executives are subject to the terms and conditions of the Management Stockholders Agreement, described under the section entitled “Certain relationships and related party transactions—Agreements related to the 2008 Acquisition—Management stockholders agreement.” To the extent that an executive did not own a sufficient number of shares to cover his committed amount, each of the equity contribution agreements also provided that the executive would be able to satisfy such shortfall by rolling over options to acquire shares of our common stock into options to acquire shares of common stock of Goodman Global Group, Inc. As Mr. Blackburn did not have a sufficient number of shares to cover his committed amount, he entered into an option rollover agreement with Goodman Global Group, Inc. at closing, pursuant to which he rolled over an option to acquire shares of our common stock having an intrinsic value of approximately $53,000 (i.e., the excess of the value of the shares subject to the option over the aggregate exercise price for such shares), into an option to acquire shares of Goodman Global Group, Inc. common stock having substantially the same intrinsic value. The exercise price for each rollover option was set at $2.07 per share, such that Mr. Blackburn received an option for 6,659 shares of Goodman Global Group, Inc. common stock. These rollover options, which became vested in full at closing, are generally subject to the same terms and conditions under which they were granted; however, any shares acquired pursuant to the exercise of such options will be subject to the terms of the Management Stockholders Agreement.

In connection with the execution of his employment agreement, Mr. Swift agreed to subscribe for shares of Goodman Global Group, Inc.’s common stock having an aggregate value equal to $1,000,000. Effective as of December 22, 2008, Mr. Swift entered into a share subscription agreement with Goodman Global Group, Inc. to purchase 99,900.10 shares of Goodman Global Group, Inc.’s common stock for an aggregate purchase price of $1,000,000, or $10.01 per share. The shares so purchased are subject to the terms and conditions of the Management Stockholders Agreement.

2008 Stock incentive plan

The following is a summary of the material terms and conditions of the 2008 Stock Incentive Plan, as amended. The 2008 Stock Incentive Plan is filed as an exhibit to the registration statement of which this prospectus is a part. Awards under the 2008 Stock Incentive Plan may be in the form of stock options (either incentive stock options or non-qualified stock options) or other stock-based awards, including restricted stock purchase awards, restricted stock units and stock appreciation rights. The 2008 Stock Incentive Plan, unless sooner terminated by our Board of Directors, will remain in effect through the tenth anniversary of its adoption.

As of the date of this prospectus, the maximum number of shares of Goodman Global Group, Inc. reserved for the grant or settlement of awards under the 2008 Stock Incentive Plan is 6,834,923 shares, subject to adjustment in the event of an extraordinary dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange or other similar corporate transaction. In the event of a change in control, the compensation committee will have the discretion to accelerate all outstanding awards, cancel awards for fair value, provide for the issuance of substitute awards and/or provide award holders an opportunity to exercise their awards prior to the occurrence of the change in control transaction. Subject to certain conditions, all options granted under the 2008 Stock Incentive Plan will become fully vested and exercisable in the event of a “change in control” of Goodman Global Group, Inc.

To the extent vested, options are generally exercisable for a period of 90 days following termination of employment, except in the case of death or disability where the period of exercisability is extended to 12 months after either such termination. Under the terms of the option grant agreements, both time-vesting and performance-vesting options will accelerate in full upon the occurrence of a change in control transaction. All of the options have a 10-year term and may be exercised by way of a “cashless exercise” unless such exercise would result in adverse accounting treatment or would be prohibited by the terms of applicable financing arrangements.

The following non-qualified (i.e., non-statutory) option grants were made on February 13, 2008, with the exception of Mr. Swift whose option grant was made on April 21, 2008, in connection with the commencement of his employment with us:

	Time-vesting options	Performance -vesting options

Named Executive Officer
David L. Swift	1,010,239	673,492
Lawrence M. Blackburn	581,897	387,932
Ben D. Campbell	202,048	134,698
Donald R. King	202,048	134,698
William L. Topper	202,048	134,698

The consolidated EBITDA targets for the performance-vesting options were established in a similar manner as described above under the heading “Annual cash incentive and description of performance metrics—Performance metrics,” and are based on “Consolidated EBITDA” as such term is defined under our credit agreements, subject to certain adjustments for projected cost savings and stock-based compensation expenses and certain other pro-forma adjustments. Consolidated EBITDA as defined for this purpose is different from the definitions of consolidated EBITDA used in the indentures governing the senior subordinated notes or 11.500% senior discount notes due 2014. The consolidated EBITDA targets were established based on our operating business plan over a period of five years and were designed to represent a challenging but achievable level of performance. In the event that a performance target is missed in a given fiscal year, but the performance target for the following fiscal year is achieved, the tranche of performance-vesting options that did not vest during the preceding fiscal year will also become vested. The performance targets are subject to adjustment under certain circumstances such as corporate acquisitions and divestitures. In 2009, we achieved consolidated EBITDA of $330.1 million, which exceeded the threshold of $290 million necessary to vest the second 20% tranche of the performance-vesting options granted during 2008. This threshold had been amended by the Board and the compensation committee in March 2009 from approximately $346 million in light of the deterioration in the macroeconomic environment and overall global recession after February 2008, when the original threshold was set.

The first 20% tranche of such performance-vesting options had previously vested, by joint action of the Board and the compensation committee, following determination by the compensation committee that, even though 2008 financial performance had not met the performance-vesting threshold for the first tranche, our NEOs’ contribution to our profitability in 2008 was exceptional, notwithstanding the very challenging economic climate. The second 20% tranche of the performance-vesting options vested in respect of the 2009 fiscal year, by joint action of the Board and the compensation committee, following determination by the compensation committee that the EBITDA target was attained. All other employees who were granted performance-vesting options were also vested in the first two tranches of their options in the same manner as our NEOs.

In 2009, Goodman Global Group, Inc. paid a cash dividend to its stockholders, including the NEOs, of approximately $3.15 per outstanding share. Because our board of directors determined that the dividend was an extraordinary dividend, the Board was required to make an equitable adjustment to outstanding options under the terms of the 2008 Stock Incentive Plan. Accordingly, Goodman Global Group, Inc. paid a distribution to its option holders, including the NEOs, of approximately $3.15 per outstanding option and did not make any other adjustments to the terms of outstanding options. In 2010, Goodman Global Group, Inc. paid a cash dividend to its stockholders, including the NEOs, of approximately $0.11 per outstanding share and made an equitable adjustment to outstanding options in the same manner as for the 2009 extraordinary dividend. Both the 2009 and 2010 distributions to option holders were paid contemporaneously in the case of vested options; the distribution on unvested options will be paid as the options vest.

Deductibility of executive compensation/Internal Revenue Code Section 162(m)

Internal Revenue Code Section 162(m) (as interpreted by IRS Notice 2007-49) denies a federal income tax deduction for certain compensation in excess of $1 million per year paid to the chief executive officer and the three other most highly-paid executive officers (other than the company’s chief executive officer and chief financial officer) of a publicly-traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the deduction limit. Following this offering, we will be subject to Section 162(m). The compensation committee’s policy is to qualify compensation paid to our executive officers for deductibility for federal income tax purposes to the extent feasible. However, to retain highly skilled executives and remain competitive with our employers, the compensation committee has the right to authorize compensation that would not otherwise be deductible under Section 162(m) or otherwise, provided, however, that “grandfather” provisions may apply to certain compensation arrangements entered into before this offering.

Summary compensation table

The following tables set forth the aggregate compensation during 2009 awarded to, earned by, or paid to our president and chief executive officer, our chief financial officer and our three other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year.

Name and principal position	Year	Salary	Bonus(1)	Option awards(2)	Non-equity incentive plan compensation(3)	All other compensation	Total

David L. Swift	2009	$950,000	$17,813	$—	$3,385,277	$—	$4,353,090
President and Chief Executive Officer

Lawrence M. Blackburn	2009	464,200	8,704	—	1,392,600	—	1,865,504
Executive Vice President and Chief Financial Officer

Ben D. Campbell	2009	375,450	7,040	—	1,126,353	—	1,508,843
Executive Vice President, Secretary and General Counsel

Donald R. King(4)	2009	339,200	6,360	—	1,017,600	—	1,363,160
Executive Vice President, Human Resources

William L. Topper	2009	385,670	7,231	—	1,157,013	—	1,549,914
Senior Vice President, Operations

(1)	Bonuses granted in 2009 reflect a one-time lump-sum payment paid to all executive employees and all non-executive employees who would otherwise have received a raise in April 2009 equal to approximately 2.5% of salary for the months April through December. These payments were approved and paid in October 2009.

(2)	The amounts in this column reflect the aggregate grant date fair value of option awards granted during the specified fiscal year as calculated pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC Topic 718”). The assumptions used in calculating these amounts under ASC Topic 718 are set forth in Note 5 to our audited financial statements included in this prospectus.

(3)	Amounts listed under the column “Non-equity incentive plan compensation” constitute annual incentive payments earned for 2009 and paid in October 2009 and March 2010.

(4)	Mr. King retired from Goodman effective April 30, 2010.

Grants of plan-based awards in 2009

	Estimated future payouts under non-equity incentive plan awards
Name	Threshold	Target	Maximum

David L. Swift	$338,438	$902,500	$3,385,277
Lawrence M. Blackburn	116,050	348,150	1,392,600
Ben D. Campbell	93,863	281,588	1,126,353
Donald R. King	84,800	254,400	1,017,600
William L. Topper	96,418	289,253	1,157,013

Amounts earned for 2009 were at the excellence level of performance of $330 million of consolidated EBITDA, as specified under the Bonus Program. Amounts shown in the table as maximum payout reflect the excellence level specified under the Bonus Program.

The amounts shown in the Grants of plan-based awards in 2009 table represent payouts at the threshold, target and the excellence levels for the annual cash incentives earned by the NEOs in 2009. The potential payouts were performance-driven, based on achievement of pre-established consolidated EBITDA targets, and therefore completely at risk. If threshold levels of performance were not met, then the payout could have been zero. A portion of the annual incentive compensation for 2009 was paid in November 2009 and the remainder in March 2010, and reflected the excellence level of performance, or consolidated EBITDA of $330 million.

Narrative to the summary compensation table and grants of plan-based awards in 2009 table

Executive employment agreements

David L. Swift

Mr. Swift entered into an employment agreement with us, effective as of April 21, 2008, pursuant to which he commenced serving as president and chief executive officer, and as a member of our board of directors. Mr. Swift’s employment agreement has an initial term of five years, which will renew for additional one-year periods unless either party provides notice of non-renewal at least 180 days prior to the end of the then-current term.

Salary and bonus.    The employment agreement provides that while employed as our president and chief executive officer, Mr. Swift will receive a base salary at the annual rate of $950,000 ($978,500 as of April 1, 2010), subject to annual review and adjustment, and will be eligible to earn an annual bonus in a target amount equal to 95% of his base salary, with a maximum bonus opportunity equal to 457.33% of his base salary. The employment agreement also required us to pay Mr. Swift an initial cash signing bonus of $850,000; we also paid Mr. Swift a tax gross-up payment equal to the federal income, state income and employment taxes imposed on the initial signing bonus, in the amount of $596,493. As Mr. Swift remained employed with us through the Stage 2 Date (as defined below), on November 6, 2008, we paid an additional cash bonus, of $640,000, plus a tax gross-up payment on such additional cash bonus in the amount of $367,081. Mr. Swift is also entitled to participate in our employee benefit plans on the same basis as those plans are generally made available to other similarly situated executives.

In the event that any payment or benefit to be received under the employment agreement will trigger the imposition of excise tax under Section 4999 of the Internal Revenue Code, then all payments will be reduced to the extent necessary so that the excise tax will not be imposed unless the amount of such reduction would equal or exceed 110% of the excise tax that would be imposed on such amounts.

Equity participation.    Mr. Swift’s equity participation in us and any of our subsidiaries is pursuant to the 2008 Stock Incentive Plan, option award agreements issued under the 2008 Stock Incentive Plan, the Management Stockholders Agreement and any contribution or subscription agreements relating to our equity. On April 21, 2008, Mr. Swift entered into both a time-vesting stock option agreement and a performance-vesting stock option agreement with us. In addition, it was agreed that on the Stage 2 Date, Mr. Swift would enter into a share subscription agreement with us, providing that Mr. Swift shall purchase that number of shares of our common stock, par value $0.01 per share, having an aggregate value equal to $1,000,000, on the terms described in the share subscription agreement. Pursuant to a share subscription agreement dated as of December 22, 2008, Mr. Swift purchased 99,900.10 shares of our common stock at a purchase price of $10.01 per share.

The options granted to Mr. Swift are subject to the provisions of the 2008 Stock Incentive Plan, as well as the terms of the applicable award agreements. Pursuant to a performance-vesting stock option agreement, Mr. Swift was granted an option to purchase 673,492 shares at an exercise price of $10 per share, vesting in five equal installments (of 20% each) of the shares covered by the option on December 31 of each calendar year 2008 through 2012, subject to the satisfaction of certain performance targets for each such year. Pursuant to a time-vesting stock option agreement, Mr. Swift was granted an option to purchase 1,010,239 shares at an exercise price of $10 per share. The time-vesting option vests in four equal installments (of 25% each) on April 21 of each calendar year 2009 through 2012, subject to Mr. Swift’s continuous service with us. In the event of a change in control, both the time-vesting options and the performance-vesting options then outstanding shall accelerate and immediately become fully vested and exercisable immediately prior to the effective date of the change in control.

Relocation arrangements.    We agreed with Mr. Swift that an agent acting as a representative for us would purchase Mr. Swift’s residential property in St. Joseph, Michigan (the “Property”) for a purchase price of $1,150,000 and simultaneous with such purchase, the agent would enter into a lease agreement to lease the Property to Mr. Swift and his spouse. The Property was listed by the agent for sale. Our prior consent was required to accept any purchase offer, and Mr. Swift’s and our prior consent was required to accept any purchase offer for the Property received prior to July 31, 2008 for a price less than $1,700,000. The date of closing of the sale of the Property by the agent to an unaffiliated third party was the Stage 2 Date and the purchase price was the Stage 2 Price.

We also agreed with Mr. Swift that the purchase price paid for the Property would be calculated as the average of two third-party appraisals, and such amount represented the good faith belief of both Mr. Swift and us as to the fair market value of the Property. It was also agreed that to the extent that the Stage 2 Price was less than $1,000,000, Mr. Swift would indemnify us for the amount of such loss.

Pursuant to the employment agreement, we were required to pay or reimburse Mr. Swift for relocation costs incurred in connection with his permanent move to Houston, Texas, and for reasonable legal fees incurred in connection with the negotiation of the employment agreement. We reimbursed Mr. Swift for such expenses in an aggregate amount of $100,509.

Termination arrangements.    In the event that Mr. Swift is terminated by us without “cause,” or resigns for “good reason,” we will provide him with payments totaling two times his base salary, plus two times his target bonus, over the two-year period following such termination, as well as a pro-rated annual bonus for the year of termination, payable at the time such payment would have otherwise been paid under the bonus program.

Pursuant to the employment agreement, Mr. Swift has agreed not to disclose our confidential information at any time, and, for the period during which he provides services to us and for the two-year period thereafter, he has also agreed not to compete with us, interfere with our business, or solicit or hire our employees or customers.

Lawrence M. Blackburn

On February 13, 2008, we also entered into a new employment agreement with Lawrence Blackburn, pursuant to which Mr. Blackburn serves as our and Goodman Global, Inc.’s chief financial officer and as our and Goodman Global, Inc.’s executive vice-president. Mr. Blackburn became a director of us on April 21, 2008. Mr. Blackburn’s employment agreement has an initial term of four years, which will renew for additional one-year periods until either party provides notice of non-renewal at least 180 days prior to the end of the then-current term. The agreement provides that while employed as our and Goodman Global, Inc.’s chief financial officer, Mr. Blackburn will receive a base salary at the annual rate of $446,800 ($478,100 as of April 1, 2010), subject to annual review and adjustment, and will be eligible to earn an annual bonus in a target amount equal to 75% of his base salary, with a maximum bonus opportunity equal to 387.5% of his base salary. The agreement further provides that during his employment with us, Mr. Blackburn will be entitled to participate in our employee benefit plans on the same basis as those plans are generally made to other similarly situated executives.

In the event Mr. Blackburn is terminated by us without “cause,” or resigns for “good reason,” we will provide him with payments totaling two times his then-applicable base salary, plus two times his target bonus, payable over the two-year period following such termination, as well as a pro-rated annual bonus for the year of termination, payable at the time such payment would have otherwise been paid had Mr. Blackburn’s employment not terminated.

In the event that any payment or benefit to be received under the employment agreement will trigger the imposition of an excise tax under Section 4999 of the Internal Revenue Code, then all payments will be reduced to the extent necessary so that the excise tax will not be imposed unless the amount of such reduction would equal or exceed 110% of the excise tax that would be imposed on such amounts.

Pursuant to his employment agreement, Mr. Blackburn has agreed not to disclose our confidential information at any time and, for the period during which he is employed by us and for a two-year period following termination of his employment, he has also agreed not to compete with us, interfere with our business, or solicit or hire our employees or customers.

Severance agreements

In connection with the closing of the 2008 Acquisition on February 13, 2008, we also entered into individual severance agreements with Messrs. Topper, Campbell and King. Each severance agreement has an initial term of four years and renews automatically for additional one-year periods unless either party provides notice of non-renewal at least 90 days prior to the end of the then-current term. Each agreement provides for the payment of an annual base salary ($397,270 for Mr. Topper, $386,750 for Mr. Campbell and $349,400 for Mr. King as of April 1, 2010), subject to annual review and adjustment, and each agreement also provides that the executive will be eligible to earn an annual bonus in a target amount equal to 75% of the executive’s base salary, with a maximum bonus opportunity in an amount equal to 387.5% of the executive’s base salary.

The severance agreements also provide that if the executive is terminated by us without “cause” or resigns for “good reason,” we will provide the executive with payments totaling one times the executive’s then-applicable base salary, plus one times his bonus, payable over the two-year period following such termination, as well as a pro-rated annual bonus for the year of termination, payable at the time such payment would have otherwise been paid had the executive’s employment not terminated. Each severance agreement further provides that the executive will not disclose our confidential information at any time and, for the period during which the executive is employed by us and for a period following termination of employment, the executive will not compete with us, interfere with our business, or solicit or hire our employees or customers.

In the event that any payment or benefit to be received under the severance agreement will trigger the imposition of an excise tax under Section 4999 of the Internal Revenue Code, then all payments will be reduced to the extent necessary so that the excise tax will not be imposed unless the amount of such reduction would equal or exceed 110% of the excise tax that would be imposed on such amounts.

Retirement of Donald R. King

On April 12, 2010, Mr. King notified Goodman of his retirement, effective April 30, 2010 (the “Effective Date”), from his position as Executive Vice President, Human Resources of Goodman Global Group, Inc., Goodman Global, Inc. and various subsidiaries thereof.

In recognition of Mr. King’s long and valuable service to the company, Goodman Global, Inc. and Mr. King have entered into a Retirement Agreement under which (1) Goodman Global, Inc. will pay Mr. King a lump sum payment of $1,036,450 on the date that is eight days following the Effective Date, (2) Goodman Global, Inc. will pay Mr. King the full bonus to which he would be entitled under the terms of our 2008 Annual Incentive Compensation Plan, as if he continued to work for Goodman Global, Inc. through the end of 2010, as and when such similar bonuses are paid to Goodman Global, Inc.’s other executive officers, based on Goodman Global, Inc.’s financial performance during 2010, (3) Mr. King will continue to be eligible to purchase medical insurance on an after-tax basis under Goodman Global, Inc.’s benefit plans for himself and his eligible dependents at applicable COBRA rates until he reaches age 65 and (4) Goodman Global, Inc., certain affiliates of Hellman & Friedman and Mr. King agreed that Goodman Global, Inc. and such affiliates of Hellman & Friedman will not exercise their call rights under the terms of the Management Stockholders Agreement to purchase shares of Goodman Global Group, Inc. that are held by Mr. King or which he may obtain upon the exercise of vested options.

Outstanding equity awards at 2009 fiscal year-end

Name	Option awards
	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable(1)		Equity incentive plan awards: Number of securities underlying unexercised unearned options		Option exercise price	Option expiration date

David L. Swift	521,956	757,680	(2)	404,095	(1)(3)	$10.00	4/21/18
Lawrence M. Blackburn	6,659	—		—		2.07	12/23/14
	300,647	436,423	(4)	232,759	(3)	10.00	2/13/18
Ben D. Campbell	104,391	151,536	(4)	80,819	(3)	10.00	2/13/18
Donald R. King	104,391	151,536	(4)(5)	80,819	(3)	10.00	2/13/18
William L. Topper	104,391	151,536	(4)	80,819	(3)	10.00	2/13/18

(1)	In the event of a change in control, both the time-vesting options and the performance-vesting options shall, subject to certain conditions, accelerate and immediately become fully vested and exercisable immediately prior to the effective date of the change in control.

(2)	The time-vesting option vests in four equal installments (of 25% each) on April 21 of each year 2009 through 2012, subject to Mr. Swift’s continuous service with us.

(3)	The performance-vesting options will vest in five equal installments (of 20% each) of the shares covered by the option on December 31 of each calendar year 2008 through 2012, subject to the satisfaction of certain performance targets for each such year, and further subject to “catch-up” vesting in the event an EBITDA target is satisfied in the year following the year in which an EBITDA target is missed. In light of then existing economic conditions and their impact on our financial performance, the compensation committee determined to vest 20% of the performance vesting options effective as of December 31, 2008, notwithstanding that the consolidated EBITDA performance target of $300 million was not satisfied. The compensation committee determined to vest a further 20% of the performance-vesting options effective as of December 31, 2009 based on our achieving the EBITDA performance target for 2009.

(4)	The time-vesting options will vest as to 25% of the award on the first anniversary of the grant date of February 13, 2008, and on each of the following three anniversaries thereafter, subject to the option holder’s provision of continued services.

(5)	Mr. King forfeited all options that were unvested as of April 30, 2010 under the terms of his option awards agreements.

Option exercises

None of our NEOs exercised options in 2009.

Potential payments upon termination or change in control

As summarized above, following the closing of the 2008 Acquisition, each of our named executive officers (except Mr. Swift who entered into an employment agreement effective as of April 21, 2008) entered into employment or severance agreements, as applicable, and agreed to terminate the employment and severance agreements that were in place prior to the closing.

The amounts payable to the NEOs upon termination of employment (including termination following a change in control) are summarized in the table below, calculated on the basis of the agreements and arrangements in effect as of December 31, 2009.

Name	Severance upon qualifying termination and change in control vesting
	Trigger(1)	Salary	Bonus	Pro-rated annual bonus	Medical benefits	Change in control vesting(2)	Total

David L. Swift	Termination	$1,900,000	$1,805,000	$3,385,277	$—	$464,710	$7,554,987
Lawrence M. Blackburn	Termination	928,400	696,300	1,392,600	—	267,673	3,284,973
Ben D. Campbell	Termination	375,450	281,588	1,126,353	—	92,943	1,876,334
Donald R. King(3)	Termination	339,200	254,400	1,017,600	—	92,943	1,704,143
William L. Topper	Termination	385,670	289,253	1,157,013	—	92,943	1,924,879

(1)	A “qualifying termination” of employment is a termination by us without “cause” (other than due to disability) or resignation by the executive for “good reason.” In the event that any payment or benefit to be received by the executive would trigger the imposition of an excise tax under Section 4999 of the Internal Revenue Code, then all payments would be reduced to the extent necessary so that such excise tax will not be imposed unless the amount of such reduction would equal or exceed 110% of the excise tax that would be imposed on such amounts.

(2)	The amounts in this column reflect the accelerated vesting of all unvested time-vested options and performance-vested options held by Messrs. Swift, Blackburn, Campbell, King and Topper upon a change in control, as if a change in control had occurred and the options had vested as of December 31, 2009, calculated based upon the positive difference between our stock price at year-end (which we believed was $10.40 per share at such time) and the exercise price of the options. These benefits would not be payable in the event of a “qualifying termination” of employment absent a change in control.

(3)	See “Severance Agreements—Retirement of Donald R. King,” above, for a discussion of the severance benefits paid to Mr. King in connection with his retirement effective as of April 30, 2010.

We have used substantially similar definitions for the terms “cause”, “good reason” and “change in control” in all of the employment and severance agreements with our NEOs, as follows:

•

“Cause” has generally been defined to mean an executive’s willful failure to perform his duties, his commission of a felony or other crime involving moral turpitude, unlawful drug use, or fraud, embezzlement, breach of fiduciary duty or similar misconduct.

•

“Good Reason” has generally been defined to mean our failure to continue the executive’s position, duties or authority, our material breach of our agreement with the executive, including our failure to pay or provide benefits under the agreement, or relocation of the executive outside of a 75-mile radius of his current place of employment.

•	“Change in Control” has generally been defined as:

(1)	a sale or disposition of all or substantially all of our assets;

(2)	a transaction or series of transactions where a person or related group acquires more than 50% of the voting power of Goodman Global Group, Inc., or more stock than is owned by our initial investors; or

(3)	approval of our complete liquidation or dissolution.

Principal and selling stockholders

The following table sets forth as of May 1, 2010 certain information regarding the beneficial ownership of our voting securities by each selling stockholder, each person who beneficially owns more than five percent of our common stock and by our directors and the executive officers named in the “Summary compensation table” on page 90, individually, and by our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise specified, the address of each beneficial owner is c/o Goodman Global Group, Inc., 5151 San Felipe, Suite 500, Houston, Texas 77056.

	Shares of common stock beneficially owned prior to the offering		Shares of common stock to be sold in this offering	Shares of common stock beneficially owned after this offering assuming no exercise of the over-allotment option		Shares of common stock to be sold assuming exercise of the over- allotment option	Shares of common stock beneficially owned after this offering assuming full exercise of the over-allotment option
Name and address of beneficial owner or selling stockholder	Number	Percent	Number	Number	Percent	Number	Number	Percent

5% Stockholders:
Hellman & Friedman Capital Partners VI, L.P.(1)	62,365,698	48.6%
H&F Chill Partners, L.P.(1)	32,555,251	25.4%
Hellman & Friedman Capital Partners VI (Parallel), L.P.(1)	16,287,805	12.7%
Hellman & Friedman Capital Executives VI, L.P.(1)	230,418	*
Hellman & Friedman Capital Associates VI, L.P.(1)	26,041	*
Farallon Capital Partners, L.P.(2)	3,975,000	3.1%
Farallon Capital Institutional Partners, L.P.(2)	4,950,000	3.9%
Farallon Capital Institutional Partners II, L.P.(2)	550,000	*
Farallon Capital Institutional Partners III, L.P.(2)	350,000	*
Tinicum Partners, L.P.(2)	175,000	*

Directors and Executive Officers:
David L. Swift(3)	874,416	*
Lawrence M. Blackburn(4)	1,324,600	1.0%
Ben D. Campbell(5)	528,504	*
Donald R. King(6)	523,604	*
William L. Topper(7)	395,404	*
Charles A. Carroll(8)	1,350,216	1.1%
Robert B. Henske(1)	—	*
Erik Ragatz(1)	—	*
Saloni Saraiya Multani(1)	—	*
All directors and officers as a group (15 individuals)(9)	6,223,147	4.7%

*	Indicates ownership of less than 1%.

(1)

Hellman & Friedman Investors VI, L.P. (“H&F VI”) is the general partner of Hellman & Friedman Capital Partners VI, L.P. (“HFCP VI”), the managing member of H&F Chill GP LLC, which is the general partner of H&F Chill Partners, L.P. (“H&F Chill”), and the general partner of Hellman & Friedman Capital Partners VI (Parallel), L.P. (“HFCP VI (Parallel)”), Hellman & Friedman Capital Executives VI, L.P. (“HFCE VI”) and Hellman & Friedman Capital Associates VI, L.P. (“HFCA VI,” and together with HFCP VI, H&F Chill, HFCP VI (Parallel), HFCE VI and HFCA VI, the “H&F Entities”). Hellman & Friedman LLC is the general partner of H&F VI. An investment committee of Hellman & Friedman LLC has sole voting and dispositive control over the shares of Goodman Global Group, Inc. held by the H&F Entities. The investment committee is comprised of F. Warren Hellman, Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and Thomas F. Steyer; provided, however, that Mr. Steyer has no authority or voting rights with respect to investment committee decisions relating to the company. Messrs. Henske and Ragatz are managing directors of Hellman & Friedman LLC but neither of them serves on the investment committee. Ms. Multani is a director of Hellman & Friedman LLC. Each of the members of the investment committee, as well as Messrs. Henske and Ragatz and Ms. Multani, disclaim beneficial ownership of the shares in Goodman Global Group, Inc. or Goodman Global, Inc., except to the extent of their respective pecuniary interest therein. The address for the H&F Entities, Messrs. Henske and Ragatz and Ms. Multani is c/o Hellman and Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111.

(2)	Farallon Partners, L.L.C. (“FPLLC”) is the general partner of the following partnerships (collectively, the “Farallon Entities”): Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and Tinicum Partners, L.P. Each of the following persons (the “Farallon Managing Members”) are managing members of FPLLC with the power to exercise investment discretion: Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Davide Leone, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, Thomas F. Steyer and Mark C. Wehrly. Each of FPLLC and its managing members with the power to exercise investment discretion (the “Farallon Managing Members”) disclaims beneficial ownership of the shares in Goodman Global Group, Inc. or Goodman Global, Inc. held by the Farallon Entities, except to the extent of their pecuniary interest therein. Each of the Farallon Entities disclaims beneficial ownership of the shares in Goodman Global Group, Inc. or Goodman Global, Inc., other than those held by such Farallon Entity. All of the entities and individuals referenced in this footnote disclaim group attribution. The address of the Farallon Entities, FPLLC and the Farallon Managing Members is One Maritime Plaza, Suite 2100, San Francisco, California 94111.

(3)	Includes 774,516 shares subject to options that are exercisable within 60 days of May 1, 2010.

(4)	Includes 452,780 shares subject to options that are exercisable within 60 days of May 1, 2010.

(5)	Includes 154,903 shares subject to options that are exercisable within 60 days of May 1, 2010.

(6)	Includes 154,903 shares subject to options that are exercisable within 60 days of May 1, 2010.

(7)	Includes 154,903 shares subject to options that are exercisable within 60 days of May 1, 2010.

(8)	Includes 350,216 shares subject to options that are exercisable within 60 days of May 1, 2010.

(9)	Includes 2,862,437 shares subject to options that are exercisable within 60 days of May 1, 2010.

Certain relationships and related party transactions

Agreements related to the 2008 Acquisition

Goodman Global Group, Inc., Goodman Global, Inc. and Chill Acquisition, Inc., or “Merger Sub,” entered into several related party agreements in contemplation of the 2008 Acquisition, to which Goodman Global, Inc. succeeded by operation of law as a result of the 2008 Acquisition. As a part of the 2008 Acquisition, Goodman Global, Inc. paid $8.1 million to Hellman & Friedman LLC in reimbursement for third party transaction related expenses.

Merger agreement

As a result of the merger, certain members of senior management received transaction bonuses equal to 75% of their base salary, totaling $3,202,110 in the aggregate. The transaction bonuses paid to our named executive officers are set forth in the table below. In addition, certain members of senior management were given a “rollover” incentive bonus payment equal to 100% of their current base salary, totaling $4,269,480 in the aggregate. The rollover incentive bonuses paid to our named executive officers are also set forth in the table below. David L. Swift is not listed in the table because he was not employed by the company at the time of the 2008 Acquisition and did not receive a transaction bonus.

	Transaction bonus paid upon consummation of the 2008 acquisition	Equity rollover incentive paid upon consummation of the 2008 acquisition

Executive Officers:
Charles A. Carroll	$805,425	$1,073,900
Lawrence M. Blackburn	335,100	446,800
Ben D. Campbell	271,013	361,350
Donald R. King	244,875	326,500
William L. Topper	278,378	371,170

Stockholders agreement

In connection with the 2008 Acquisition, we, Merger Sub, the Hellman & Friedman Investors, and investors whom we refer to as the “Co-Investors,” which consist of funds affiliated with GSO Capital Partners, funds affiliated with Farallon Capital Partners, funds affiliated with AlpInvest Partners and certain other investors to whom the GSO Capital Partner funds syndicated their investments, entered into a stockholders agreement that generally contains the following provisions:

Board of directors.    The stockholders agreement provides board nomination rights to the Hellman & Friedman Investors and their affiliates. See “Management—Board structure.”

Indemnification.    We generally are required to indemnify and hold harmless each of the stockholders that is party to the stockholders agreement, together with its partners, stockholders, members, affiliates, directors, officers, fiduciaries, controlling persons, employees and agents from any losses arising out of either of the following, subject to limited exceptions:

•	the stockholder’s or its affiliate’s ownership of share equivalents or other equity securities of Goodman Global Group, Inc. or its ability to control or influence Goodman Global Group, Inc., or

•	the business, operations, properties, assets or other rights or liabilities of Goodman Global Group, Inc. or any of its subsidiaries.

Transfer restrictions.    Under the stockholders agreement, the consent of the Hellman & Friedman Investors is required for all transfers of share equivalents by the Co-Investors other than specified exceptions including, but not limited to, transfers to permitted transferees (i.e., certain affiliates), or in connection with a tag-along or drag-along sale (see below). This transfer restriction continues until the twelve month anniversary of an initial public offering or, if earlier, until the equity ownership of the Hellman & Friedman Investors or the Co-Investors falls below specified levels.

Tag-along rights.    Under the stockholders agreement, in connection with any sale of share equivalents by a Hellman & Friedman Investor, subject to exceptions, the Co-Investors will have “tag-along” rights that allow them to sell a proportionate amount of their share equivalents in such sale. These tag-along rights expire when the transfer restrictions on the Co-Investors expire.

Drag-along rights.    Under the stockholders agreement, subject to certain exceptions, the Hellman & Friedman Investors have “drag-along” rights that allow them to cause the Co-Investors to participate in a transaction or transactions involving the transfer of not less than 50% of the outstanding share equivalents of Goodman Global Group, Inc. The drag-along right may only be exercised prior to the twelve month anniversary of an initial public offering, and to exercise the drag-along, either (x) the Hellman & Friedman Investors must own at least 25% of the outstanding shares, or (y) holders of at least 50% of the outstanding shares must have approved the drag-along transaction.

Registration rights.    The stockholders agreement grants the Hellman & Friedman Investors and Co-Investors rights with respect to the registration of shares under the Securities Act. These rights include demand registration rights, shelf registration rights and piggyback registration rights, as well as customary indemnification. All fees, costs and expenses related to registrations will be borne by us; provided, however, that we are not required to pay stock transfer taxes or underwriters’ discounts or selling commissions.

Demand registration rights.    The stockholders agreement grants the Hellman & Friedman Investors demand registration rights. Under the terms of the stockholders agreement, subject to certain exceptions, we will be required, upon the written request of the holders of 25% or more of the shares held by the Hellman & Friedman Investors, to use our reasonable best efforts to effect registration of shares requested to be registered by the Hellman & Friedman Investors and the Co-Investors as soon as practicable. We are not required to effect more than four such demand registrations, which include marketed shelf registrations, in any twelve month period. We are not required to effect a demand registration on Form S-1 after we have effected three such demand registrations. We are not required to comply with any registration demand with a reasonably anticipated net aggregate offering price (after deduction of underwriter commissions and offering expenses) of less than $10 million.

Shelf registration rights.    The stockholders agreement grants the Hellman & Friedman Investors and the Co-Investors shelf registration rights. Under the terms of the stockholders agreement, holders of 25% or more of shares held by the Hellman & Friedman Investors may demand that the company file a shelf registration statement with respect to those shares. Upon such demand, we are required to use our reasonable best efforts to effect such registration. Notice of the shelf registration will be provided to the Co-Investors and any other parties with piggyback rights, and they will have the right to include their registrable securities in the registration statement and participate in any offering thereunder, subject to various exceptions, including for non-marketed shelf offerings by the Hellman & Friedman Investors. We are not required to effect more than four demand registrations, which include marketed shelf registrations, in any twelve month period.

Piggyback registration rights.    The stockholders agreement grants the Hellman & Friedman Investors and the Co-Investors piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we may limit the number of shares included in the underwritten offering if the underwriters believe that marketing factors, including an adverse effect on the per share offering price, require a limit on the number of shares to be underwritten. Unless otherwise agreed by the Hellman & Friedman Investors, these piggyback rights do not apply until one year after an initial public offering, except with respect to registrations in which the Hellman & Friedman Investors participate.

Participation rights.    Subject to specified exceptions, until an initial public offering, Goodman Global Group, Inc. may not issue equity securities, and Goodman Global Group, Inc. and its subsidiaries may not issue debt securities to the Hellman & Friedman Investors or their affiliates, without permitting each Co-Investor and each Hellman & Friedman Investor the opportunity to purchase a pro rata share of the securities being issued, based on its respective ownership of share equivalents in Goodman Global Group, Inc. at that time.

The stockholders agreement will continue in effect following this offering, except with respect to those provisions that cease to have effect following an initial public offering.

Management stockholders agreements

The Goodman Global Group, Inc. common stock and options issued to members of our management, whom we refer to as the “Management Participants,” are subject to either our management stockholders agreement for executive officers or our management stockholders agreement for key employees, each of which contains the following provisions (except as noted below):

•

transfer restrictions, including rights of first refusal in favor of Goodman Global Group, Inc. and the Hellman & Friedman Investors or their designees, subject to certain exceptions, including transfers to family members and affiliates or in connection with a tag-along or drag-along sale; these transfer restrictions expire on the six month anniversary of an initial public offering or, if later, the expiration of the lock-up agreements between the Hellman & Friedman Investors and the underwriters,

•	repurchase rights in favor of Goodman Global Group, Inc. or its designee,

•	put rights in favor of the Management Participants (solely in the case of the management stockholders agreement for executive officers),

•	piggyback registration rights in favor of the Management Participants, and

•

tag-along rights in favor of the Management Participants with respect to certain non-public sales by the Hellman & Friedman Investors that exceed 10% of our outstanding shares (excluding restricted shares and assuming exercise and conversion of certain stock options and convertible securities, if any).

Subscription Agreement

In connection with the 2008 Acquisition, we entered into a subscription agreement with the Co-Investors, each a “Subscriber,” which set forth the terms of the sale and purchase of the subscription securities. Under the subscription agreement, the Subscribers were also required to enter into the stockholders agreement, described above.

Exchange and registration rights agreement related to senior subordinated notes

In connection with the 2008 Acquisition, Goodman Global, Inc. entered into a registration rights agreement with funds affiliated with GSO Capital Partners, funds affiliated with Farallon Partners, funds affiliated with AlpInvest Partners and funds affiliated with the Co-Investors that purchased the senior subordinated notes (the Purchasers), pursuant to which Goodman Global, Inc. filed a registration statement and delivered to the Purchasers registered notes in exchange for the initial notes tendered by the Purchasers. Under the agreement, Goodman Global, Inc. and each guarantor, jointly and severally, agreed to indemnify and hold harmless each holder and controlling person against any losses, claims, damages, liabilities, costs and reasonable expenses (Losses), if any Losses are based upon any untrue statement of material fact in any registration statement, prospectus or in any amendment or supplement thereto, in any preliminary prospectus or any free-writing prospectus or “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or any omission or alleged omission to state therein a material fact required to be stated or necessary to make the statements therein not misleading.

Indemnification agreements with directors and officers

Pursuant to the closing of the 2008 Acquisition, Goodman Global, Inc. entered into indemnification agreements with our officers, Messrs. Alexander, Bikman, Blackburn, Campbell, Carroll, Clark, King, Mishler, Smith, Toppe and Topper. We agreed that we will indemnify each of the directors and officers of Predecessor to the fullest extent permitted by Delaware law against claims arising out of or pertaining to the fact that the person was an officer or director of Predecessor or any of our subsidiaries prior to the 2008 Acquisition or is an officer or director of us or any of our subsidiaries. Our certificate of incorporation provides that we will indemnify each of our directors and officers to the fullest extent permitted by law for claims arising by reason of the fact that he or she is a director, officer or employee of us, or of any of our subsidiaries. On March 6, 2008, we entered into indemnification agreements with our directors, Messrs. Henske and Ragatz and Ms. Multani, with similar terms as described above.

Employment and severance agreements

In connection with the closing of the 2008 Acquisition, Goodman Global, Inc. entered into a new employment agreement with Charles Carroll on February 13, 2008, under which Mr. Carroll would continue as the Chief Executive Officer of Goodman Global, Inc. until June 30, 2008 or, if earlier, the date on which his replacement commenced employment. Mr. Carroll retired as our President and Chief Executive Officer and our new President and Chief Executive Officer, David Swift, joined us on April 21, 2008. On February 13, 2008, Goodman Global, Inc. also entered into a new employment agreement with Lawrence Blackburn pursuant to which Mr. Blackburn continues to serve as our Chief Financial Officer. In connection with the closing, Goodman Global, Inc. also entered into individual severance agreements with certain of our other executive officers, including the NEOs. See “Executive compensation—Executive employment agreements” and “Executive compensation—Severance agreements.”

Equity contribution agreements

Certain members of senior management, including our named executive officers, have entered into equity contribution agreements with us. Pursuant to the equity contribution agreements, at the effective time of the 2008 Acquisition, each executive contributed to us a portion of the shares of Goodman Global, Inc. common stock he then held in exchange for shares of our common stock having an equivalent value based on the price per share our current controlling stockholders paid for their shares of our common stock. To the extent that an executive did not hold a sufficient number of shares of Goodman Global, Inc. common stock at the effective time of the 2008 Acquisition to contribute the specific value described in his equity contribution agreement, he contributed a sufficient number of vested options to purchase shares of Goodman Global, Inc. common stock in exchange for vested options for our stock so that the total value of the shares of Goodman Global, Inc. common stock and vested options to purchase shares of Goodman Global, Inc. common stock contributed to us was equal to the value the executive agreed to contribute in his equity contribution agreement. These options were contributed pursuant to the terms of option rollover agreements dated as of February 13, 2008. The aggregate value of Predecessor stock contributed for our common stock by our named executive officers pursuant to the equity contribution agreements, was $28.5 million. See “Executive compensation—Equity contribution and share subscription agreements.” In addition, Messrs. Blackburn, Clark, Mishler, Smith and Toppe entered into option rollover agreements to “roll” options over Goodman Global, Inc. common stock in exchange for new options to purchase shares of our equity, at an exercise price per share calculated on the basis of a ratio of the price paid for each share of Goodman Global, Inc. common stock in the 2008 Acquisition over the price per share of our common stock paid by our current controlling stockholders. Although the intrinsic value of the shares rolled varied for each executive, the terms of these option rollover agreements are identical to the terms summarized at “Executive compensation—Equity contribution and share subscription agreements.” Each member of senior management who contributed his existing equity for new equity in us or invested in additional equity in us was required to become a party to a management stockholders’ agreement, the terms of which are summarized above under “—Management stockholders agreement.”

Agreements with our current and former president and chief executive officer

Employment agreement

Mr. Swift entered into an employment agreement with us, effective as of April 21, 2008, pursuant to which he commenced serving as our and Goodman Global, Inc.’s President and Chief Executive Officer and as a member of the board of directors of Goodman Global Group, Inc. and Goodman Global, Inc. See “Executive compensation—Executive employment agreements.”

Indemnification agreement

Mr. Swift also entered into an Indemnification Agreement with us on substantially the same terms as those of the Indemnification Agreements between Goodman Global, Inc. and the directors and officers described above. The Indemnification Agreement by and between Goodman Global, Inc. and Mr. Swift does not supersede, limit or alter any of the rights and obligations of either party as set forth in the Mr. Swift’s employment agreement and any equity agreements between Goodman Global, Inc. and Mr. Swift.

Joinder to the management stockholders agreement

Mr. Swift and Goodman Global Group, Inc. each executed a joinder (the “Joinder”), to the Management Stockholders Agreement, described above under the heading “—Agreements related to the 2008 Acquisition—Management stockholders agreement.” Pursuant to the Joinder, Mr. Swift will share the same rights and obligations as the other Management Participants under the Management Stockholders Agreement.

Resignation of Mr. Carroll as Chairman of our board of directors

In connection with Mr. Carroll’s resignation from his position as Chairman of our board of directors in March 2009, Goodman Global Group, Inc., Goodman Global, Inc. and Mr. Carroll entered into a letter agreement confirming that this change did not constitute termination of Mr. Carroll’s employment or result in the termination of Mr. Carroll’s option agreement with us, as he will continue to offer valuable services to us as one of our directors and as a non-executive employee.

Other relationships

Kronos Inc. (“Kronos”), a portfolio company of H&F and its affiliates, provides certain software and related services for our time and attendance reporting. In 2008 and 2009, we paid Kronos $0.1 million and $0.1 million, respectively.

Policies and procedures for review and approval of related party transactions

We currently have certain policies and procedures to address transactions with related persons, including any executive officer, director, nominee for election as a director, greater than 5% holder of our common stock, or immediate family member of any of the foregoing. Our board of directors has adopted a written policy that all transactions with related persons are subject to approval or ratification by the audit committee (other than certain transactions exempted under our certification of incorporation).

In determining whether to approve or ratify an interested transaction, the audit committee may take into account, among other factors that it deems appropriate, whether the interested transaction is on terms no less favorable to us than could be obtained from an unaffiliated third party under the same or similar circumstances, as well as the extent of the related person’s interest in the transaction. If an interested transaction is ongoing, the audit committee may establish guidelines for our management to monitor the company’s ongoing dealings with the related person. Thereafter, the audit committee will assess such ongoing relationships on an annual basis.

The board of directors has delegated to the Chairman of the audit committee the authority to pre-approve or ratify (as applicable) any interested transaction in which the amount involved is expected to be less than $250,000. In addition, the following transactions are deemed to be pre-approved by the audit committee for purposes of our related-person policies and procedures, even if the amount involved exceeds $100,000: (1) employment of executive officers and related compensation, (2) director compensation, (3) transactions with another company if the related person is an employee (other than an executive officer) of that company and the aggregate amount involved does not exceed $1 million or 2 percent of that company’s revenues, and (4) transactions in which the related person’s interest arises solely from ownership of our common stock and all holders of our common stock receive the same benefit on a pro rata basis.

Description of capital stock

The following description of our capital stock as it will be in effect upon the consummation of this offering is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized capitalization

Upon consummation of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share and              shares of preferred stock.

Common stock

Voting rights

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Dividend rights

Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation rights

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Other matters

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

As of June 1, 2010, there were 71 holders of record of our outstanding common stock.

Preferred stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock.

Corporate opportunity

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its directors, officers or stockholders. Our amended and restated certificate of incorporation to be adopted prior to consummation of this offering provides that the doctrine of “corporate opportunity” will not apply to H&F or any of our directors who are employees of H&F, in a manner that would prohibit them from investing in competing businesses, or doing business with our customers or require them to present such opportunities to us. To the extent H&F invests in such other businesses, H&F may have differing interests than our other stockholders. H&F may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. See “Risk factors—Risks related to our common stock and this offering—We will continue to be controlled by H&F, whose interests may differ from those of our other stockholders.”

Authorized but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of [the New York Stock Exchange] [The NASDAQ Global Market], which would apply so long as the common stock remains listed on [the New York Stock Exchange] [The NASDAQ Global Market], require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-takeover provisions of our certificate of incorporation

We have opted out of Section 203 of the Delaware General Corporation Law, or DGCL; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with H&F and its affiliates or our board of directors because the stockholder approval requirement would be avoided if H&F or its affiliates sell a sufficient amount of our voting stock directly to the stockholder or our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides that H&F and its affiliates, and any of their respective direct or indirect transferees who acquire from them (other than in a registered public offering) 5% or more of our outstanding voting stock, as a result of which transfer the relevant transferee and its affiliates and associates hold 15% or more of our voting stock, and any group as to which such persons are a party, will not constitute “interested stockholders” for purposes of this provision.

Directors’ liability; indemnification of directors and officers

Our amended and restated certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under federal securities laws. In addition, our amended and restated certificate of incorporation and by-laws will provide that we indemnify each director and the officers, employees, and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Stockholders agreements

Certain of our outstanding shares of common stock are subject to our stockholders agreement and our management stockholders agreement. See “Certain relationships and related party transactions.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is             .

Listing

We intend to apply to have our common stock listed on [the New York Stock Exchange] [The NASDAQ Global Market] under the symbol “            .”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market price of our common stock and could impair our ability to raise capital through future sales.

Upon completion of this offering, we will have a total of             shares of our common stock outstanding, excluding             shares of common stock underlying outstanding options and shares reserved for issuance under incentive plans. Of these shares, the             shares sold in this offering will be freely tradable without further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon completion of this offering, approximately             of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144.

In addition, the stockholders agreement provides that             shares held by the Co-Investors may not be transferred for a period of up to one year following this offering except to certain permitted transferees, in tag-along or drag-along sales or with the consent of the Hellman & Friedman Investors. See “Certain relationships and related party transactions.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our 2008 Stock Incentive Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to any applicable vesting restrictions with us or the lock-up restrictions described below or, in the case of affiliates, subject to Rule 144 limitations applicable to affiliates described below.

Registration rights

Pursuant to the stockholders agreement and the management stockholders agreement, we have granted certain of our existing stockholders the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock (and other securities convertible into or exchangeable or exercisable for shares of our common stock) held or acquired by them. Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply. See “Certain relationships and related party transactions.”

Lock-up arrangements

We, our directors and executive officers, the selling stockholders and certain of our other significant stockholders have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such persons or entities in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180 day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144 under the Securities Act (as in effect on the date of this prospectus), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through [the New York Stock Exchange] [The NASDAQ Global Stock Market] during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described under “—Lock-up arrangements” and under “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Material U.S. federal tax considerations for non-U.S. holders of common stock

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s tax basis in our common stock (with a corresponding reduction in such non-U.S. holder’s tax basis in our common stock), and thereafter will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on disposition of common stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by

United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not, have not been at any time during the five-year period ending as of the date of this offering and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal estate tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Additional withholding requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (1) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (2) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Barclays Capital Inc., Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

J.P. Morgan Securities Inc.
Barclays Capital Inc.
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.

Total

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The underwriters have advised us and the selling stockholders that they do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to             additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this over allotment option. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over allotment exercise	With full over allotment exercise

Underwriting discount paid by us (Per share)	$	$
Underwriting discount paid by us (Total)	$	$
Underwriting discount paid by selling stockholders (Per share)	$	$
Underwriting discount paid by selling stockholders (Total)	$	$

Our total estimated expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $            .

The total estimated expenses of the selling stockholders of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by the underwriters, or selling group members, if any, participating in the offering. The underwriters may allocate a number of shares for sale to their and any selling group member’s online brokerage account holders. The underwriters may also allocate a number of shares for internet distribution by the underwriters or any selling group member on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event.

Our directors and executive officers, the selling stockholders and certain of our other significant stockholders have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such persons or entities in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180 day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing/quotation on [the New York Stock Exchange] [The NASDAQ Global Market] under the symbol “        ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising its over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the [the New York Stock Exchange] [The NASDAQ Global Market], in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the underwriters. In determining the initial public offering price, we, the selling stockholders and the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender under each of our subsidiaries’ senior secured credit facilities and has received customary compensation for acting in such capacity. In addition, in December 2009, J.P. Morgan Securities Inc. served as the sole book-running manager for our offering of 11.500% Senior Discount Notes due 2014 made in reliance on Rule 144A and Regulation S under the Securities Act and received customary compensation for acting in such capacity. J.P. Morgan also provided the company with advisory services in connection with and received customary compensation for Goodman Global, Inc.’s sale to H&F and a consortium of minority investors in 2008. In addition, J.P. Morgan Securities Inc. or its affiliates have from time to time entered into and may in the future enter into commodity hedging contracts with us and our affiliates on customary, arms’-length terms. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine  & Moore, LLP, New York, New York.

Experts

The consolidated balance sheets of Goodman Global Group, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity and cash flows for the year ended December 31, 2009, the period February 14, 2008 to December 31, 2008, the period January 1, 2008 to February 13, 2008, and the year ended December 31, 2007 (Predecessor) appearing in this prospectus and the registration statement this prospectus is a part of, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are so included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Ernst & Young LLP (“E&Y”) has a business relationship with a company other than Goodman Global Group, Inc. that is also controlled by affiliates of Hellman & Friedman, the majority stockholder of Goodman Global Group, Inc. The other company provides expert services to E&Y in connection with E&Y’s defense of certain professional liability litigation matters. E&Y is not the auditor of the other company, and does not believe the services provided, or the amounts paid therefore, are material to either the other company or E&Y. This relationship does not involve Goodman Global Group, Inc. or have any impact on its consolidated financial statements. The audit committee of Goodman Global Group, Inc.’s board of directors and E&Y have separately considered the impact that this relationship may have had on E&Y’s independence with respect to Goodman Global Group, Inc. Both the audit committee of Goodman Global Group, Inc.’s board of directors and E&Y have concluded that this relationship with the other company does not impact E&Y’s independence. In making this determination, both the audit committee of Goodman Global Group, Inc.’s board of directors and E&Y considered, among other things, the immaterial, indirect nature of the relationship as it relates to Goodman Global Group, Inc.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website.

Goodman Global Group, Inc.

Consolidated condensed balance sheets

(in thousands)	March 31, 2010 (unaudited)	December 31, 2009

Assets
Current assets:
Cash and cash equivalents	$60,303	$57,438
Restricted cash	2,700	2,700
Accounts receivable, net of allowance for doubtful accounts ($3.4 million at March 31, 2010 and $4.4 million at December 31, 2009)	199,914	207,870
Inventories	291,366	294,651
Deferred tax assets	10,918	13,326
Other current assets	45,381	33,956

Total current assets	610,582	609,941
Property, plant, and equipment, net	166,671	169,906
Goodwill	1,399,536	1,399,536
Identifiable intangibles	777,213	782,223
Deferred financing costs	35,400	38,300
Other non current assets	6,613	7,600

Total assets	$2,996,015	$3,007,506

Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	$106,301	$97,731
Accrued warranty expenses	36,296	37,233
Other accrued expenses	89,219	130,385

Total current liabilities	231,816	265,349
Long-term debt	1,494,863	1,482,683
Deferred tax liabilities	155,271	155,216
Other long-term liabilities	102,107	100,302
Redeemable common stock	59,722	38,578
Common stock, par value of $.01, 300,000,000 shares authorized, 124,516,463 shares issued and outstanding as of March 31, 2010 and as of December 31, 2009	1,245	1,245
Accumulated other comprehensive income	11,183	8,230
Additional paid-in capital	939,808	948,736
Retained earnings	0	7,167

Total shareholders’ equity	952,236	965,378

Total liabilities and shareholders’ equity	$2,996,015	$3,007,506

The accompanying notes are an integral part of the consolidated condensed financial statements.

Goodman Global Group, Inc.

Consolidated condensed statements of income

(unaudited, in thousands)	Three months ended March 31, 2010		Three months ended March 31, 2009

Sales, net		$388,781		$318,235
Costs and expenses:
Cost of goods sold		271,860		245,750
Selling, general, and administrative expenses		56,148		50,004
Depreciation expense		6,960		7,358
Amortization expense		5,010		5,010

Operating profit		48,803		10,113
Interest expense, net		42,495		38,126
Other (income) expense, net		(164)		439

Income (loss) before taxes		6,472		(28,452)
Income tax expense (benefit)		2,721		(11,091)

Net income (loss)		$3,751		$(17,361)

Net Income (loss) per share:
Basic	$	[• ]	$	[• ]
Diluted	$	[• ]	$	[• ]

Average outstanding common shares:
Basic		[• ]		[• ]
Diluted		[• ]		[• ]

The accompanying notes are an integral part of the consolidated condensed financial statements.

Goodman Global Group, Inc.

Consolidated condensed statements of shareholders’ equity

(unaudited, in thousands)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total

Balance at December 31, 2009	$1,245	$948,736	$7,167	$8,230	$965,378
Net income	—	—	3,751	—	3,751
Foreign currency translation	—	—	—	842	842
Change in fair value of derivatives, net of tax	—	—	—	2,111	2,111

Comprehensive income	—	—	—	—	6,704
Stock compensation amortization	—	1,298	—	—	1,298
Change in fair value of redeemable common stock	—	(10,226)	(10,918)	—	(21,144)

Balance at March 31, 2010	$1,245	$939,808	$—	$11,183	$952,236

The accompanying notes are an integral part of the consolidated condensed financial statements.

Goodman Global Group, Inc.

Consolidated condensed statements of cash flows

(unaudited, in thousands)	Three months ended March 31, 2010	Three months ended March 31, 2009

Operating activities
Net income (loss)	$3,751	$(17,361)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	6,960	7,358
Amortization	5,010	5,010
Accretion of debt discount	9,582	—
Provision for doubtful accounts	2,394	1,429
Deferred tax provision	3,733	2,966
Gain on disposal of assets	(94)	(131)
Compensation expense related to stock options	1,298	1,248
Amortization of deferred financing costs	2,899	2,343
Amortization of original issue discount	2,599	1,776

Changes in operating assets and liabilities:
Accounts receivable	5,562	25,751
Inventories	3,285	(48,343)
Other assets	(22,509)	(14,366)
Accounts payable and accrued expenses	(13,885)	7,449

Net cash provided by (used in) operating activities	10,585	(24,871)

Investing activities
Purchases of property, plant, and equipment	(4,212)	(6,123)
Proceeds from the sale of property, plant, and equipment	—	3

Net cash used in investing activities	(4,212)	(6,120)

Financing activities
Dividend distribution	(3,508)	—

Net cash used in financing activities	(3,508)	—

Net increase (decrease) in cash	2,865	(30,991)
Cash at beginning of period	57,438	144,118

Cash at end of period	$60,303	$113,127

Supplementary disclosures of cash flow information:
Cash paid for interest and fees	$41,399	$24,586

Cash paid for income taxes, net of refunds	$9,546	$1,935

The accompanying notes are an integral part of the consolidated condensed financial statements.

Goodman Global Group, Inc.

Notes to consolidated condensed financial statements

Three months ended March 31, 2010 and 2009

(Unaudited)

1. Basis of presentation

Goodman Global Group, Inc. (the Company), through its subsidiaries, is a leading domestic manufacturer of heating, ventilation and air conditioning, or HVAC, products for residential and light commercial use.

Basis of consolidation

The accompanying unaudited consolidated condensed financial statements of the Company include the accounts of the Company and its subsidiaries. All material intercompany balances have been eliminated and do not include all information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. However, the information furnished herein reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimated. These consolidated condensed financial statements should be read in conjunction with the Company’s consolidated financial statements and with “Management’s discussion and analysis of financial condition and results of operation” included elsewhere in this prospectus.

The results of operations for the three months ended March 31, 2010 and 2009 are not necessarily indicative of the results that may be expected for a full year. Although there is demand for the Company’s products throughout the year, in each of the past three years approximately 58% to 60% of total sales occurred in the second and third quarters of the fiscal year. The Company’s peak production also typically occurs in the second and third quarters of each year.

The Company follows Financial Accounting Standards Board (FASB) accounting standards in the evaluation of its reporting requirements related to business segments. As the Company’s consolidated financial information is reviewed by the chief decision makers and the business is managed under one operating and marketing strategy, the Company operates under one reportable segment. Long-lived assets outside the United States have not been significant.

Recent accounting pronouncements

The Financial Accounting Standards Board (FASB) has issued new guidance requiring more bifurcation of embedded credit derivatives. The new guidance requires investors in synthetic collateralized debt obligations to bifurcate the embedded credit derivative features related to the written credit default swap and account for the credit derivative at fair value or alternatively elect the fair value option for the hybrid instrument. The changes are effective for interim or annual periods after June 10, 2010. The Company does not anticipate that adoption of this pronouncement will have a material impact on its financial statements.

The FASB has issued new revenue recognition guidance for multiple-deliverable arrangements which amends previously issued guidance to permit multiple-deliverable arrangements to be separated in more circumstances. The amendments establish a hierarchy for determining the selling price of a deliverable and replace the term fair value in the revenue allocation with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of the marketplace participant. The amendments also eliminate the residual method of allocation and require that arrangement considerations be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The changes are effective for annual periods after June 10, 2010. The Company does not anticipate that adoption of this pronouncement will have a material impact on its financial statements.

2. Significant accounting policies and balance sheet accounts

The Company’s critical accounting policies are included in the consolidated financial statements for the year ended December 31, 2009 contained elsewhere in this filing. The Company believes that there have been no significant changes during the three months ended March 31, 2010 to the critical accounting policies disclosed in its consolidated financial statements for the year ended December 31, 2009.

Restricted cash and cash equivalents

At March 31, 2010 and December 31, 2009, the restricted cash pertains to the Company’s extended warranty program and is invested in United States treasury notes and bills.

Allowance for doubtful accounts

A roll forward of receivable reserves consists of the following (in thousands):

	Three months ended March 31, 2010	Three months ended March 31, 2009

At the beginning of the period	$4,386	$3,900
Current period accruals	2,394	1,429
Current period uses	(3,393)	(1,193)

At the end of the period	$3,387	$4,136

Inventories

Inventory costs include material, labor, transportation costs and plant overhead. The Company’s inventory is stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories consist of the following (in thousands):

	March 31, 2010	December 31, 2009

Raw materials and parts	$20,309	$22,005
Finished goods	271,057	272,646

Total inventories	$291,366	$294,651

A roll forward of inventory reserves consists of the following (in thousands):

	Three months ended March 31, 2010	Three months ended March 31, 2009

At the beginning of the period	$5,414	$4,319
Current period accruals	1,263	505
Current period uses	(1,767)	(210)

At the end of the period	$4,910	$4,614

Property, plant, and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Expenditures for renewals and improvements are capitalized and expenditures for repairs and maintenance are charged to expense as incurred. Buildings and improvements and equipment are depreciated using the straight-line method over the estimated useful lives of the assets.

Property, plant and equipment consist of the following (in thousands):

	Useful lives in years	March 31, 2010	December 31, 2009

Land	—	$14,417	$14,417
Buildings and improvements	10-39	49,643	49,588
Equipment	3-10	152,518	148,037
Construction-in-progress	—	9,361	11,467

		225,939	223,509
Less: Accumulated depreciation		(59,268)	(53,603)

Total property, plant and equipment, net		$166,671	$169,906

Deferred financing costs

Debt issuance costs are capitalized and amortized to interest expense using the effective interest method over the period the related debt is anticipated to be outstanding.

Goodwill

Goodwill is the excess of the cost of an acquired company over the amounts assigned to assets acquired and liabilities assumed. Goodwill and other indefinite-lived intangibles are not amortized but are tested for impairment annually or more frequently if an event occurs or circumstances change that would indicate the carrying amount could be impaired. Impairment testing for goodwill is done at the reporting unit level, which the Company has concluded is on a consolidated basis as the Company has only one reporting unit. An impairment charge generally would be recognized when the carrying amount of the reporting unit exceeds the estimated fair value of the reporting unit. The Company estimates fair value using standard business valuation techniques such as discounted cash flows, industry participant information and reference to comparable business transactions. The discounted cash flow fair value estimates are based on the Company’s projected future cash flows and the estimated weighted-average cost of capital of market participants. Management assumptions about expected future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt and equity capital. The Company performed its annual test as of October 1, 2009 and determined that no impairment exists. As of March 31, 2010, there were no indicators noted that would require the Company to re-evaluate its annual impairment test.

Identifiable intangible assets

The values assigned to amortizable intangible assets are amortized to expense over their estimated useful lives and are reviewed for potential impairment. The estimated useful lives are based on an evaluation of the circumstances surrounding each asset, including an evaluation of events that may have occurred that would cause the useful life to be decreased. In the event the useful life would be considered to be shortened, or if the asset’s future value were deemed to be impaired, an appropriate amount would be charged to amortization expense. Future operating results and residual values could therefore reasonably differ from our current estimates and could require a provision for impairment in a future period. Indefinite lived intangible assets are reviewed in accordance with FASB accounting standards by comparison of the fair market value with its carrying amount. The Company performed its annual test as of October 1, 2009 and determined that no impairment exists. As of March 31, 2010, there were no indicators noted that would require the Company to re-evaluate its annual impairment test.

The values assigned to the Company’s identifiable intangible assets were determined using the income approach, whereby the fair value of an asset is based on the present value of its estimated future economic benefits. This approach was considered appropriate, as the inherent value of these intangible assets is their ability to generate current and future cash flows. The key assumption in using this approach is the identification of the revenue streams attributable to these assets based on projected future revenues. The Company believes that the trade names Goodman and Quietflex, which have been in existence since 1975, distinguish its products in the marketplace and play a significant role for the Company in terms of brand recognition. It is the Company’s intention to continue indefinitely marketing its products under these trade names and, as such, believes that the trade names have an indefinite life. Amounts allocated to the other identifiable intangibles are amortized on a straight-line basis over their estimated useful lives, with no residual value, as follows:

Useful lives in years

Customer relationships	40
Trade names—Amana	15
Technology	10
Trade names—Goodman and Quietflex	Indefinite

Identifiable intangible assets as of March 31, 2010 consist of the following (in thousands):

	Gross	Accumulated amortization	Net

Intangible assets subject to amortization:
Customer relationships	$535,000	$(28,554)	$506,446
Trade names—Amana	40,000	(5,693)	34,307
Technology	40,000	(8,540)	31,460

Total intangible assets subject to amortization	615,000	(42,787)	572,213
Total indefinite-lived trade names	205,000	—	205,000

Total identifiable intangible assets	$820,000	$(42,787)	$777,213

The amortization related to the amortizable intangibles assets in the aggregate will be approximately $20.0 million per year over the next five years.

Accrued warranty

A roll forward of the liabilities for warranties consists of the following (in thousands):

	Three months ended March 31, 2010	Three months ended March 31, 2009

At the beginning of the period	$37,233	$37,683
Current period accruals	5,418	7,876
Current period uses	(6,355)	(9,208)

At the end of the period	$36,296	$36,351

Other accrued expenses

Other accrued expenses consist of the following significant items (in thousands):

	March 31, 2010	December 31, 2009

Accrued rebates	$20,851	$33,423
Accrued payroll	9,623	27,595
Accrued self insurance reserves	12,305	12,558
Customer deposits	9,951	1,302
Accrued interest	7,288	21,597
Derivative liability	1,693	1,138
Accrued taxes	7,427	8,292
Dividend payable	4,676	6,102
Other	15,405	18,378

Total accrued expenses	$89,219	$130,385

3. Long-term debt

Long-term debt consists of the following (in thousands):

	March 31, 2010	December 31, 2009

Senior subordinated notes	$423,962	$423,962
Term loan credit agreement	754,000	754,000
Senior discount notes	346,369	336,788
Revolving credit agreement	—	—
Original issue discount	(29,468)	(32,067)

Total long-term debt, net of original issue discount	1,494,863	1,482,683
Current portion of long-term debt	—	—

Long-term debt	$1,494,863	$1,482,683

Senior subordinated notes

In February 2008, the Company issued and sold $500.0 million of 13.50%/14.00% senior subordinated notes due 2016. The senior subordinated notes bear interest at a rate of 13.50% per annum, provided that the Company may, at its option, elect to pay interest in any interest period at a rate of 14.00%, per annum, in which case up to 3.0% per annum may be paid by issuing additional notes. The senior subordinated notes are wholly and unconditionally guaranteed by each subsidiary guarantor of Goodman Global, Inc.

Term loan credit agreement/revolving credit agreement

In February 2008, Goodman Global, Inc. entered into an $800.0 million term loan credit agreement due 2014 and a $300.0 million revolving credit agreement due 2013. The term loan credit agreement has an interest rate of Prime or the per annum London Interbank Offered Rate (LIBOR), with a minimum of 3.25% plus applicable margin, based on certain leverage ratios, which was 3.0% and totaled 6.25% as of March 31, 2010. The revolving credit agreement has an interest rate of Prime or LIBOR, plus applicable margin, which was 1.0% and totaled 4.25% as of March 31, 2010.

The Company has previously made payments on its term loan credit agreement to satisfy its obligations through December 31, 2013 and in April 2010 the Company elected to make an additional $7.1 million payment to further reduce its outstanding obligation. The outstanding balance is due at maturity in February 2014.

Goodman Global, Inc. had availability under the revolving credit agreement of $211.4 million at March 31, 2010 after taking into consideration outstanding commercial and standby letters of credit issued under the credit facility, which totaled $33.5 million as of March 31, 2010.

Senior discount notes

In December 2009, the Company issued and sold $586.0 million aggregate principal amount at maturity ($320.0 million in gross proceeds) of 11.500% senior discount notes. No interest is payable on the notes. On the date of issuance, the notes had an initial accreted value of $571.91 per $1,000 principal amount at maturity of the notes. The accreted value of the notes will increase from the date of issuance until December 15, 2014 at a rate of 11.500% per annum such that the accreted value will be equal to the principal amount at maturity on December 15, 2014.

Original issue discount

The term loan credit agreement and the revolving credit agreement included an original issue discount of $32.0 million with an unamortized balance of $15.6 million as of March 31, 2010. The senior discount notes included an original issue discount of $15.1 million with an unamortized balance of $13.9 million as of March 31, 2010. Original issue discounts are being amortized to interest expense using the effective interest method over the period the debt is anticipated to be outstanding through maturity.

Deferred financing costs

The Company incurred loan origination fees and direct loan origination costs related to issuance of its long term obligations. As of March 31, 2010, the Company had $35.4 million in unamortized deferred financing costs which is being amortized to interest expense using the effective interest method over the period that the debt is anticipated to be outstanding.

Other

Future maturities of long-term debt by year at March 31, 2010 are as follows (in thousands):

2010	$—
2011	—
2012	—
2013	—
2014	1,340,000
Thereafter	423,962

Under the term loan credit agreement, Goodman Global, Inc. is required to satisfy and maintain specified financial ratios and other financial condition tests, including a minimum interest coverage ratio and a maximum total leverage ratio. In addition, under its revolving credit agreement, the Company is required to satisfy and maintain, in certain circumstances, a minimum fixed charge coverage ratio. As of March 31, 2010, Goodman Global, Inc. was in compliance with all of the covenants under its senior term loan credit agreement, revolving credit agreement, senior subordinated notes and senior discount notes.

All of the existing U.S. subsidiaries of Goodman Global, Inc. (other than AsureCare Corp., a Florida corporation and Goodman Global Finance (Delaware) LLC, a Delaware limited liability company) and all future restricted U.S. subsidiaries of Goodman Global, Inc. guarantee its debt obligations. In addition, Chill Intermediate Holdings, Inc. guarantees Goodman Global, Inc.’s debt obligations under the term loan and revolving credit agreements. The Company is structured as a holding company and substantially all of its assets and operations are held by its subsidiaries. There are currently no significant restrictions on the ability of the Company to obtain funds from its subsidiaries by dividend or loan. The senior discount notes are senior unsecured obligations of the Company. However, the notes are not guaranteed by any of the issuer’s subsidiaries and are effectively subordinated in right of payment to all existing and future indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries, including the indebtedness and other obligations under Goodman Global, Inc.’s credit facilities and outstanding senior subordinated notes.

4. Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB accounting standards also provide a framework for measuring fair value, establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and requires consideration of the Company’s creditworthiness when valuing certain liabilities. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company had no transfers of amounts between the levels of the fair value hierarchy during the three months ended March 31, 2010.

The three levels of the fair value hierarchy are described below:

Level 1	—	Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2	—	Inputs other than quoted prices in active markets for identical assets and liabilities which are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

		—	quoted prices for similar assets and liabilities in active markets

		—	quoted prices for identical or similar assets or liabilities in markets that are not active

		—	observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

		—	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	—	Unobservable inputs for the asset or liability that is supported by little or no market activity. Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions of risk)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

	Fair value measurements on a recurring basis
(In thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Total

Restricted cash	$2,700	$—		$—		$2,700
Derivatives, net	—	20,679	(1)	—		20,679
Redeemable common stock	—	—		59,722	(2)	59,722

(1)	Based upon counterparty statements at March 31, 2010 where the indicative valuation was determined either (a) by means of a mathematical model that calculated the present value of the anticipated cash flows from the transaction using mid-market prices and other economic data and assumptions or (b) by means of pricing indications from one or more other dealers as selected by the counterparty.

(2)	See Note 9 for a discussion of the valuation techniques used to measure the fair value of the redeemable common stock.

Other fair value measurements

Long-term debt

In order to determine the fair value of its debt instruments as of March 31, 2010, the Company considered valuation techniques that included the market, income and liquidation approaches in the analysis of its interest bearing debt. The Company elected to determine the fair value of each tranche of interest bearing debt using the income approach. The fair values presented are estimates and are not necessarily indicative of amounts for which the Company could settle such instruments currently or indicative of its intent or ability to dispose of or liquidate them. The Company estimates the fair value of its interest bearing debt as follows (in thousands):

Interest bearing security	Par value as of March 31, 2010	Range of fair value at March 31, 2010
		Low	High

Senior subordinated notes	$423,962	$464,533	$482,790
Term loan	754,000	753,828	778,567
Senior discount notes, net of discount	332,475	329,549	343,638

5. Stock compensation plans

On February 13, 2008, the Board of Directors of the Company adopted the 2008 Chill Holdings, Inc. Stock Incentive Plan (as amended, 2008 Plan). The 2008 Plan is a comprehensive incentive compensation plan that permits grants of equity-based compensation awards in the form of stock options (either incentive stock options or non-qualified stock options) or other stock-based awards, including restricted stock purchase awards, restricted stock units and stock appreciation rights.

FASB accounting standards require that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton model. The exercise price for options granted are based on contemporaneous appraisals of the Company’s common stock. The Company estimates the fair value of common stock using standard business valuation techniques such as discounted cash flows, industry participant information and reference to comparable business transactions. The discounted cash flow fair value estimates are based on our projected future cash flows and the estimated weighted-average cost of capital of market participants. Management assumptions about expected future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratios of total debt and equity capital.

The Company uses the modified prospective method of application, which requires it to recognize compensation cost on a prospective basis. The Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award. Excess tax benefits related to stock option exercises are reflected as financing cash flows.

During the first quarter of 2010, the Company granted 212,000 options to certain non-executive employees. These options had an exercise price of $10.40 per share, which price was determined by the Company’s board of directors as fair value of its common stock as of the grant date. Subsequent to the grant date, the Company re-evaluated the assumptions used in determining the fair value of such options and determined that on the date of such option grant the fair value of the common stock was $16.10 per share and, as a result, will record total compensation expense of $2.2 million over the four year vesting period of such options.

The Company recognized compensation expense of $1.3 million ($0.8 million net of tax) and $1.2 million ($0.8 million net of tax), respectively, during the three months ended March 31, 2010 and March 31, 2009. The Company includes this expense in selling, general and administrative in the accompanying statement of income.

6. Comprehensive income (loss)

Accumulated other comprehensive income (loss) consists of the following (in thousands):

	Defined benefit plans	Change in fair value of derivatives	Foreign currency translation	Total

December 31, 2009	$(3,874)	$14,103	$(1,999)	$8,230
Net change through March 31, 2010	—	2,111	842	2,953

March 31, 2010	$(3,874)	$16,214	$(1,157)	$11,183

7. Derivatives

The Company uses derivative instruments to manage risks related to interest rates, contracted transportation and the purchases of certain commodities. The Company evaluates each derivative instrument to determine whether it qualifies for hedge accounting treatment.

Interest rate risks

Certain of the Company’s long-term obligations are subject to interest rate risks. To reduce the risk associated with fluctuations in the interest rate of our floating rate debt: (1) in May 2008, the Company entered into a two-year interest rate cap with a notional amount of $150.0 million that matures in May 2010; (2) in March 2009, the Company entered into an interest rate swap with a notional amount of $200.0 million that matured in March 2010; and (3) in March 2009, the Company entered into an interest rate swap with a notional amount of $300.0 million that matures in March 2011. The Company elected not to designate the interest rate derivatives as cash flow hedges. Therefore, gains and losses from changes in the fair values of derivatives that are not designated as hedges are recognized in interest expense, net.

Fuel surcharge risks

As a part of its risk management strategy, the Company purchased a commodity derivative arrangement for diesel in order to manage its exposure related to contracted transportation. Prices for diesel are normally correlated to transportation costs where third party haulers assess a fuel surcharge when diesel prices increase thus making derivatives of diesel effective at providing short-term protection against adverse price fluctuations. These derivatives were not designated as hedges. Therefore, gains and losses from changes in the fair value of these derivatives are recognized in other (income) expense.

Commodity derivatives

The Company uses financial instruments to manage market risk from changes in commodity prices and selectively hedges anticipated transactions that are subject to commodity price exposure, primarily using commodity contracts relating to raw materials used in its production process. The Company has open positions for copper and aluminum in notional amounts of 18.2 million pounds and 56.8 million pounds, respectively, to fix the purchase price, and thereby substantially reduce the variability of its purchase price for these commodities. The swaps, which expire at various dates through 2011, have been designated as cash flow hedges.

For these qualifying cash flow hedges, changes in the fair market value of these hedge instruments are reported in accumulated other comprehensive income (OCI) and reclassified into earnings in the same period during which the hedged transaction affects earnings. Assuming commodity prices remain constant, $17.8 million of derivative gains are expected to be reclassified into earnings within the next twelve months. The Company has assessed the effectiveness of the transactions that receive hedge accounting treatment and any ineffectiveness would be recorded in other (income) expense.

FASB accounting standards establish, among other things, the disclosure requirements for derivative instruments and for hedging activities. Certain qualitative disclosures are required about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements.

The following table discloses the fair value of the derivative instruments in the Company’s condensed consolidated balance sheets (in thousands):

Asset derivatives
		Fair value as of
	Balance sheet location	March 31, 2010	December 31, 2009

Commodity contracts—raw materials	Other current assets	$15,758	$15,777
Commodity contracts—raw materials	Other long term assets	6,614	7,601

		$22,372	$23,378

Liability derivatives
		Fair value as of
	Balance sheet location	March 31, 2010	December 31, 2009

Interest rate swaps	Other accrued expenses	$1,646	$1,138
Commodity contracts—diesel	Other accrued expenses	47	—

		$1,693	$1,138

	Amount of (gain) loss recognized in OCI on derivative (effective portion) as of
Derivatives in cash flow hedging relationships	March 31, 2010	December 31, 2009

Commodity contracts—raw materials	$(16,214)	$(14,103)

Location of (gain) loss reclassified from Accumulated OCI into income (effective portion)	Amount of (gain) loss reclassified from accumulated OCI into income (effective portion) for the three months ended		Location of loss recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of (gain) loss recognized in income on derivative (ineffective portion and amount excluded from ineffectiveness testing) for the three months ended
	March 31, 2010	March 31, 2009		March 31, 2010	March 31, 2009

Cost of goods sold	$(3,739)	$14,450	Other (income) expense	$(115)	$932

The following table discloses the effect of derivative instruments on the statements of income that are not designated as hedging instruments (in thousands):

Derivatives not designated as hedging instruments	Location of loss recognized in income on derivative	Amount of loss recognized in income on derivative for the three months ended
		March 31, 2010	March 31, 2009

Commodity contracts—diesel	Other expense	$47	$—
Interest rate swaps	Interest expense, net	1,173	1,504

		$1,220	$1,504

Contingent features

The Company’s derivative instruments contain provisions that require the counterparties’ debt to maintain an investment grade rating. If the rating of the debt were to fall below investment grade, it would be in violation of these provisions which would render the hedging relationship ineffective. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in an asset position on March 31, 2010 was $22.4 million. As of March 31, 2010, the counterparties were at or above an acceptable investment grade rating.

8. Employee benefit plans

The Company sponsors a defined benefit plan, which covers union employees hired on or before December 14, 2002 who have both attained age 21 and completed one year of service. Benefits are provided at stated amounts based on years of service, as defined by the plan. Benefits vest after completion of five years of service. The Company’s funding policy is to make contributions in amounts adequate to fund the benefits to be provided. Plan assets consist of primarily equity and fixed-income securities.

The Company made a contribution to the plan during the first quarter of 2010 of $0.2 million. The Company will make contributions to the plan during the remainder of 2010 of approximately $0.7 million.

The components of net periodic benefit cost recognized during interim periods are as follows (in thousands):

	Three months ended March 31, 2010	Three months ended March 31, 2009

Service cost	$173	$160
Interest cost	533	481
Expected return on plan assets	(549)	(441)
Amortization of prior service cost	—	—
Amortization of net loss	81	100

Net periodic benefit cost	$238	$300

9. Contingent liabilities

As part of the equity contribution associated with the sale of the Amana Appliance business in July 2001, the Company agreed to indemnify Maytag for certain potential product liability claims. In light of these potential liabilities, the Company has purchased insurance that the Company expects will shield it from incurring material costs associated with such potential claims.

Pursuant to a March 15, 2001 Consent Order (the “Consent Order”) with the Florida Department of Environmental Protection (“FDEP”), the Company’s subsidiary, Goodman Distribution Southeast, Inc. (“GDI Southeast”) (formerly Pioneer Metals Inc.) is continuing to investigate and pursue, under FDEP oversight, the delineation of groundwater contamination at and around the GDI Southeast facility in Fort Pierce, Florida. Remediation has not begun. The contamination was discovered through environmental assessments conducted in connection with a Company subsidiary’s acquisition of the Fort Pierce facility in 2000 and was reported to FDEP, giving rise to the Consent Order.

The ultimate cost for the investigation, remediation and monitoring of the site cannot be predicted with certainty due to the variables relating to the contamination and the appropriate remediation methodology, the evolving nature of remediation technologies and governmental regulations and the inability to determine the extent to which contribution will be available from other parties. All of these factors are taken into account to the extent possible in estimating potential liability. A reserve appropriate for the probable remediation costs, which are reasonably susceptible to estimation, has been established.

Based on analyses of currently available information, it is probable that the proposed infrastructure and setup costs associated with the site will be approximately $0.5 million. The Company reserved approximately $0.5 million as of December 31, 2009, although it is possible that costs could exceed this amount by up to approximately $3.3 million. Costs of future expenditures are not discounted to their present value. Management believes any liability arising from potential environmental obligations is not likely to have a material adverse effect on the Company’s liquidity or financial position as such obligations could be satisfied over a period of years. Nevertheless, future developments could require material changes in the recorded reserve amount.

The Company believes this contamination predated GDI Southeast’s involvement with the Fort Pierce facility and GDI Southeast’s operation at this location has not caused or contributed to the contamination. Accordingly, the Company is pursuing litigation against a former owner and a former lessee of the Fort Pierce facility in an attempt to recover its costs. At this time, the Company cannot estimate probable recoveries from this litigation.

On March 31, 2010, GDI Southeast merged with and into the Company’s subsidiary Goodman Distribution, Inc., with Goodman Distribution, Inc. being the surviving entity and assuming the liabilities and obligations of GDI Southeast, including its obligations under the Consent Order.

In April 2010, Goodman Global, Inc. and its consolidated subsidiaries received two Notices of Proposed Adjustment from the Department of Treasury—Internal Revenue Service (the “IRS”) covering its consolidated return for the period January 1 through February 13, 2008. The proposed adjustments disallow as non-recoverable costs deductions for certain expenses related to the 2008 Acquisition and would increase income taxes by approximately $11.5 million plus interest, which would be recorded as a charge to income tax expense. We believe that the deductions were appropriate and are in discussions with the IRS regarding this matter. At this time, the IRS has not concluded its review of Goodman Global, Inc.’s consolidated returns for the years ended December 31, 2006 and 2007 and the period January 1 to February 13, 2008.

The Company is party to a number of other pending legal and administrative proceedings and is subject to various regulatory and compliance obligations. The Company believes that these proceedings and obligations will not have a materially adverse effect on its consolidated financial condition, cash flows or results of operations. To the extent required, the Company has established reserves that it believes to be adequate based on current evaluations and its experience in these types of matters. Nevertheless, an unexpected outcome in any such proceeding could have a material adverse impact on the Company’s consolidated results of operations in the period in which it occurs. Moreover, future adverse developments could require material changes in the recorded reserve amounts.

10. Redeemable common stock

The Company entered into a Management Stockholders Agreement on February 13, 2008 with the initial Goodman management investors and certain other members of senior management of Goodman in connection with their acquisition of shares of the Company’s common stock. During 2008, 3.7 million shares of common stock were issued at approximately $10.00 per share to members of management who are parties to this Management Stockholders Agreement. In certain circumstances, such as termination due to death or disability, or without cause or for good reason, as defined under the terms of the agreement, the Company may be obligated to repurchase the common stock at fair market value. The Company has classified the Redeemable common stock in accordance with FASB accounting standards, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable at the option of the holder upon the occurrence of an event that is not solely within the control of the issuer.

In accordance with FASB accounting standards, the Company recognizes changes in the redemption value of its redeemable common stock as it occurs and records an adjustment to the carrying value of its redeemable common stock at the end of each reporting period. The Company obtains contemporaneous appraisals of fair value which use standard business valuation techniques such as discounted cash flows, industry participant information and reference to comparable business transactions. The discounted cash flow fair value estimates are based on our projected future cash flows and the estimated weighted-average cost of capital of market participants. Management assumptions about expected future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratios of total debt and equity capital. During the three months ended March 31, 2010, the Company increased its liability related to redeemable common stock by approximately $21.1 million. This resulting increase in the carrying amount of the redeemable common stock was recorded as a charge to retained earnings and additional paid in capital during this same period.

11. Subsequent events

The Company has evaluated subsequent events through the time of its filing which represents the date the financial statements were available for issuance.

In May 2010, the Company declared a dividend of approximately $0.11 per share (in total, $14.9 million) to be paid to stockholders (which included an equitable distribution of $0.7 million payable to optionholders).

The financial statements give retroactive effect to a     -for-1 stock split of the Company’s common stock that was effective [date].

Report of independent registered public accounting firm

The Board of Directors and Shareholders of

Goodman Global Group, Inc.

We have audited the accompanying consolidated balance sheets of Goodman Global Group, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2009, the period February 14, 2008 to December 31, 2008, the period January 1, 2008 to February 13, 2008 (Predecessor) and the year ended December 31, 2007 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goodman Global Group, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the year ended December 31, 2009 and the period February 14, 2008 to December 31, 2008 , the period January 1, 2008 to February 13, 2008 (Predecessor) and the year ended December 31, 2007 (Predecessor) in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 2 and 7 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for income tax contingencies with the adoption of the guidance originally issued in Financial Accounting Standards Board Interpretation No. 48 (codified in FASB ASC Topic 740, Income Taxes).

Houston, Texas

March 12, 2010, except as to Note 15,

as to which the date

is June     , 2010

The foregoing report is in the form that will be signed upon the completion of the stock split and the restatement of capital accounts described in Note 15 to the financial statements.

/s/    Ernst & Young LLP

June 8, 2010

Houston, Texas

Goodman Global Group, Inc.

Consolidated balance sheets

	December 31,
(In thousands)	2009	2008

Assets
Current assets:
Cash and cash equivalents	$57,438	$144,118
Restricted cash	2,700	2,700
Accounts receivable, net of allowance for doubtful accounts ($4.4 million at December 31, 2009; $3.9 million at December 31, 2008)	207,870	206,821
Inventories	294,651	223,330
Deferred tax assets	13,326	63,714
Other current assets	33,956	19,300

Total current assets	609,941	659,983

Property, plant, and equipment, net	169,906	177,693
Goodwill	1,399,536	1,399,536
Identifiable intangibles	782,223	802,265
Deferred financing costs	38,300	36,268
Other non current assets	7,600	—

Total assets	$3,007,506	$3,075,745

Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	$97,731	$59,664
Accrued warranty	37,233	37,683
Other accrued expenses	130,385	126,393
Current portion of long-term debt	—	—

Total current liabilities	265,349	223,740

Long-term debt, less current portion	1,482,683	1,347,526
Deferred tax liabilities	155,216	165,349
Other long-term liabilities	100,302	76,833
Redeemable common stock	38,578	37,095
Common stock, par value $.01, 300,000,000 shares authorized, 124,516,463 shares issued and outstanding as of December 31, 2009 and as of December 31, 2008	1,245	1,245
Accumulated other comprehensive income (loss)	8,230	(52,069)
Additional paid-in capital	948,736	1,249,730
Retained earnings	7,167	26,296

Total shareholders’ equity	965,378	1,225,202

Total liabilities and shareholders’ equity	$3,007,506	$3,075,745

The accompanying notes are an integral part of the consolidated financial statements.

Goodman Global Group, Inc.

Consolidated statements of income

	Successor				Predecessor
(In thousands)	For the year ended December 31, 2009		February 14 to December 31, 2008		January 1 to February 13, 2008		For the year ended December 31, 2007

Sales, net		$1,851,186		$1,730,229		$147,137		$1,935,690

Costs and expenses:
Cost of goods sold		1,290,747		1,319,113		115,714		1,462,776
Selling, general, and administrative expenses		236,231		187,144		22,677		210,613
Acquisition-related expenses		—		—		42,939		—
Depreciation expense		28,393		27,178		2,791		26,254
Amortization expense		20,042		17,735		1,044		8,865

Operating profit (loss)		275,773		179,059		(38,028)		227,182
Interest expense, net		136,831		135,616		56,176		68,378
Other (income) expense, net		(19,642)		1,554		(347)		(2,752)

Earnings (losses) before taxes		158,584		41,889		(93,857)		161,556
Provision for (benefit from) income taxes		58,870		15,593		(27,815)		60,177

Net income (loss)		$99,714		$26,296		$(66,042)		$101,379

Net Income (loss) per share:
Basic	$	[• ]	$	[• ]	$	[• ]	$	[• ]
Diluted	$	[• ]	$	[• ]	$	[• ]	$	[• ]
Average outstanding common shares:
Basic		[• ]		[• ]		[• ]		[• ]
Diluted		[• ]		[• ]		[• ]		[• ]

The accompanying notes are an integral part of the consolidated financial statements.

Goodman Global Group, Inc.

Consolidated statements of shareholders’ equity

(In thousands)	Common stock		Additional paid in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
	Shares	Amount

Predecessor
Balance at December 31, 2006	68,903	$689	$462,590	$54,719	$3,087	$521,085
Net income	—	—	—	101,379	—	101,379
Change in fair value of derivatives, net of tax	—	—	—	—	(5,339)	(5,339)
Foreign currency translation	—	—	—	—	2,228	2,228
Defined benefit plans:
Prior service costs, net of tax	—	—	—	—	314	314
Net loss arising during the period, net of tax	—	—	—	—	47	47

Comprehensive income	—	—	—	—	—	98,629
Common stock issued	36	—	307	—	—	307
Stock-based compensation expense	—	—	3,159	—	—	3,159
Cumulative effect of change in accounting principle	—	—	—	(1,074)	—	(1,074)

Balance at December 31, 2007	68,939	689	466,056	155,024	337	622,106
Net loss	—	—	—	(66,042)	—	(66,042)
Change in fair value of derivatives, net of tax	—	—	—	—	9,099	9,099
Foreign currency translation	—	—	—	—	(41)	(41)

Comprehensive loss	—	—	—	—	—	(56,984)
Accrued stock options	—	—	31,510	—	—	31,510

Balance at February 13, 2008	68,939	$689	$497,566	$88,982	$9,395	$596,632

Successor
Balance at February 14, 2008	—	$—	$—	$—	$—	$—
Net income	—	—	—	26,296	—	26,296
Change in fair value of derivatives, net of tax	—	—	—	—	(41,736)	(41,736)
Foreign currency translation	—	—	—	—	(5,482)	(5,482)
Defined benefit plans:
Prior service costs, net of tax	—	—	—	—	(4,851)	(4,851)

Comprehensive loss	—	—	—	—	—	(25,773)
Accrued stock options	—	—	5,810	—	—	5,810
Issuance of stock	124,516,463	1,245	1,243,920	—	—	1,245,165

Balance at December 31, 2008	124,516,463	1,245	1,249,730	26,296	(52,069)	1,225,202
Net income	—	—	—	99,714	—	99,714
Change in fair value of derivatives, net of tax	—	—	—	—	55,839	55,839
Foreign currency translation	—	—	—	—	3,483	3,483
Defined benefit plans:
Prior service costs, net of tax	—	—	—	—	977	977

Comprehensive income	—	—	—	—	—	160,013
Dividend distribution	—	—	(307,138)	(117,360)	—	(424,498)
Accrued stock options	—	—	6,144	—	—	6,144
Change in fair value of redeemable stock	—	—	—	(1,483)	—	(1,483)

Balance at December 31, 2009	124,516,463	$1,245	$948,736	$7,167	$8,230	$965,378

The accompanying notes are an integral part of the consolidated financial statements.

Goodman Global Group, Inc.

Consolidated statements of cash flows

	Successor		Predecessor
(In thousands)	For the year ended December 31, 2009	February 14 to December 31, 2008	January 1 to February 13, 2008	For the year ended December 31, 2007

Operating activities
Net income (loss)	$99,714	$26,296	$(66,042)	$101,379

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	28,393	27,178	2,791	26,254
Amortization	20,042	17,735	1,044	8,865
Accretion of debt discount	1,648	—	—	—
Allowance for bad debt	10,410	6,279	507	5,699
Deferred tax provision	15,770	(8,502)	9,212	6,150
Gain on disposal of assets	(437)	(448)	(42)	(1,999)
Gain on repurchase of long-term debt	(16,636)	—	—	—
Amortization of inventory step-up in basis	—	47,991	—	—
Compensation expense related to stock options	5,083	4,574	6,240	3,363
Amortization of deferred financing costs	9,071	9,470	14,548	7,757
Amortization of original issue discount	7,550	7,526	—	—

Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(11,459)	(9,551)	12,579	(22,648)
Inventories	(71,321)	77,502	(36,053)	68,336
Other assets	12,695	29,768	(67,820)	3,803
Accounts payable and accrued expenses	99,982	(51,759)	80,347	(2,742)

Net cash provided by (used in) operating activities	210,505	184,059	(42,689)	204,217

Investing activities
Purchases of property, plant, and equipment	(20,209)	(18,203)	(3,409)	(26,416)
Proceeds from the sale of property, plant, and equipment	9	1,264	1	12,235
Changes in restricted cash	—	—	(100)	—
Acquisition, net of assumed debt	—	(1,946,622)	—	—

Net cash used in investing activities	(20,200)	(1,963,561)	(3,508)	(14,181)

Financing activities
Proceeds from long-term debt, net of original issue discount	319,997	1,373,000	—	—
Repayments of Successor long-term debt	(75,029)	(28,000)	—	—
Repayments of Predecessor long-term debt	—	(655,425)	—	(182,625)
Borrowings under revolving credit agreement	—	100,000	11,500	—
Payments under revolving credit agreement	(100,000)	(105,000)	—	—
Equity contribution	—	1,278,247	—	—
Dividend distribution	(409,538)	—	—	—
Equity issuance costs	—	(8,142)	(99)	—
Issuance of stock	—	4,013	—	—
Deferred finance costs	(13,476)	(45,738)	—	—
Exercise of options	—	—	—	204
Excess tax benefit from exercise of options	1,061	1,236	25,270	—
Other transaction costs		—	—	(229)

Net cash (used in) provided by financing activities	(276,985)	1,914,191	36,671	(182,650)
Net (decrease) increase in cash	(86,680)	134,689	(9,526)	7,386
Cash at beginning of period	144,118	9,429	18,955	11,569

Cash at end of period	$57,438	$144,118	$9,429	$18,955

Supplementary disclosures of cash flow information:
Cash paid for interest	$96,960	$118,681	$43,547	$64,337

Cash paid for income taxes, net of refunds received	$33,364	$32,255	$402	$48,950

The accompanying notes are an integral part of the consolidated financial statements.

Goodman Global Group, Inc.

Notes to consolidated financial statements

1. Nature of operations

Goodman Global Group, Inc. (formerly Chill Holdings, Inc.) or Company, through its subsidiaries, is a leading domestic manufacturer of heating, ventilation and air conditioning, or HVAC, products for residential and light commercial use. Since the Company began to manufacture HVAC equipment in 1982, management believes that it has grown its share of the residential HVAC market to now become one of the country’s largest residential HVAC manufacturers based on unit sales. The Company’s activities include engineering, manufacturing, distributing, and marketing an extensive line of HVAC equipment and related products. The Company’s products are predominantly marketed under the Goodman®, Amana® and Quietflex® brand names. Management believes the Goodman® brand is the single largest domestic residential HVAC brand, based on unit sales, and caters to the large segment of the market that is price sensitive and desires reliable and low-cost climate comfort, while its premium Amana® brand includes advanced features, quieter operation and enhanced warranties. The Quietflex® brand is a recognized brand of flexible duct. Founded in 1975 as a manufacturer of flexible duct, the Company expanded into the broader HVAC manufacturing market in 1982. Since then, it has expanded its product offerings and maintained its core competency of manufacturing high-quality products at low costs. Management attributes its growth and success to a strategy of providing a quality, competitively priced product that it believes is designed to be reliable and easy-to-install. Revenues derived from external customers outside the United States have not exceeded 5% of consolidated revenues in any of the three years ended December 31, 2009, 2008 or 2007. Approximately 1% of the Company’s total assets are outside the United States.

In October 2007, Goodman Global Group, Inc., its subsidiary, Chill Acquisition, Inc. “Merger Sub” and Goodman Global, Inc. entered into a merger agreement pursuant to which Merger Sub merged with and into Goodman Global, Inc. and as a result, Goodman Global Group, Inc. acquired Goodman Global, Inc. on February 13, 2008. This acquisition and the related financing transactions are referred to as the “2008 Acquisition.” Goodman Global Group, Inc. is controlled by investment funds affiliated with Hellman & Friedman LLC or “H&F” and other stockholders, including investment funds affiliated with GSO Capital Partners L.P., Farallon Capital Partners L.P., and AlpInvest Partners N.V. as well as certain members of management.

As a result of the 2008 Acquisition, Goodman Global, Inc. became an indirect subsidiary of Goodman Global Group, Inc. (formerly Chill Holdings, Inc.). Goodman Global, Inc. is a direct subsidiary of Chill Intermediate Holdings, Inc., which is a direct subsidiary of Goodman Global Group, Inc.

In connection with the 2008 Acquisition, the common stock of Goodman Global, Inc. was deregistered and its then outstanding senior subordinated notes and senior floating rates notes were redeemed, and Goodman Global, Inc. issued $500.0 million aggregate principal amount of 13.50%/14.00% senior subordinated notes due 2016, or the senior subordinated notes. The senior subordinated notes are guaranteed by substantially all the subsidiaries of Goodman Global, Inc. Also in connection with the 2008 Acquisition, Goodman Global, Inc. entered into senior secured credit facilities consisting of a term loan agreement with a six-year maturity, or the “term loan agreement,” under which an aggregate of $800.0 million in term loans was borrowed, and a revolving credit agreement with a five year maturity, or the “revolving credit agreement,” which provided for revolving credit loans of up to $300.0 million, subject to borrowing base availability. The senior secured credit facilities are guaranteed by Chill Intermediate Holdings, Inc. and substantially all the subsidiaries of Goodman Global, Inc.

Effective December 7, 2009, Goodman Global, Inc. amended its Term Loan Credit Agreement and Revolving Credit Agreement to permit a one-time dividend payable to the Company in an aggregate amount of $115.0 million. The dividend was paid on December 16, 2009.

On December 11, 2009, the Company completed a private placement of $586.0 million in aggregate principal amount at maturity of its 11.500% Senior Discount Notes due 2014 with gross proceeds of approximately $320 million. The Company used the net proceeds of the senior discount notes along with the dividend that it received from Goodman Global, Inc. to pay a dividend to its shareholders and an equitable distribution to its option holders pursuant to the requirements of its stock incentive plan.

The financial statements for the year ended December 31, 2009 and for the period February 14 to December 31, 2008 have been presented to reflect the Company subsequent to the 2008 Acquisition (“Successor”). The financial statements for the period January 1 to February 13, 2008, and the years ended December 31, 2007 have been presented to reflect the Company prior to the 2008 Acquisition (“Predecessor”).

2. Significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany balances and transactions have been eliminated.

Estimates and assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company must make these estimates and assumptions because certain information that it uses is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and significant judgment must be exercised. In preparing the financial statements, the most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty relate to goodwill, intangible and long-lived assets and reserves for self-insurance, warranty and income tax liabilities. Actual results could differ materially from the estimates and assumptions used in the preparation of our financial statements.

Restricted cash and cash equivalents

At December 31, 2009 and 2008, the restricted cash pertains to the Company’s extended warranty program and is invested in United States treasury notes and bills.

Inventories

Inventory costs include material, labor, logistics, and plant overhead. The Company’s inventory is stated at the lower of cost or market using the first-in, first-out (“FIFO”) method.

A roll forward of inventory reserves consists of the following (in thousands):

	Successor		Predecessor
	Year ended December 31, 2009	February 14 to December 31, 2008	January 1 to February 13, 2008	Year ended December 31, 2007

At the beginning of the period	$4,319	$4,802	$4,735	$4,568
Current period accruals	2,552	1,208	164	3,261
Current period uses	(1,457)	(1,691)	(97)	(3,094)

At the end of the period	$5,414	$4,319	$4,802	$4,735

Property, plant, and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for renewals and betterments are capitalized and expenditures for repairs and maintenance are charged to expense as incurred. Buildings and building improvements are depreciated using the straight-line method over the estimated remaining useful lives of the assets, which is 10 to 39 years. Equipment is depreciated on a straight-line basis over the assets’ remaining useful lives, which is 3 to 10 years.

Interest attributable to construction in progress is capitalized. For the twelve months ended December 31, 2009, 2008 and 2007, the Company capitalized $0.8 million, $0.2 million and $0.4 million in interest, respectively.

Impairment of long-lived assets

The Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on a quoted market price or the fair value based on various valuation techniques. There have been no impairments recorded in the three years ended December 31, 2009.

Deferred financing costs

Debt issuance costs are capitalized and amortized to interest expense using the effective interest method over the period the related debt is anticipated to be outstanding. The Company recorded $45.7 million in deferred financing fees in connection with long-term debt issued as a result of the 2008 Acquisition, an additional $3.0 million in December 2009 related to amendments to its term loan and revolving credit agreement and $10.5 million in December 2009 related to the issuance of its senior discount notes. At December 31, 2009, $38.3 million was outstanding.

Identifiable intangible assets

The values assigned to amortizable intangible assets are amortized to expense over their estimated useful lives and are reviewed for potential impairment. The estimated useful lives are based on an evaluation of the circumstances surrounding each asset, including an evaluation of events that may have occurred that would cause the useful life to be decreased. In the event the useful life would be considered to be shortened, or if the asset’s future value were deemed to be impaired, an appropriate amount would be charged to amortization expense. Future operating results and residual values could therefore reasonably differ from the Company’s current estimates and could require a provision for impairment in a future period. Indefinite lived intangible assets are reviewed in accordance with Financial Accounting Standards Board (“FASB”) accounting standards by comparison of the fair value with its carrying amount. The Company performed its annual test as of October 1, 2009 and determined that no impairment exists. As of December 31, 2009, there were no indicators noted that would require the Company to re-evaluate its annual impairment test.

The values assigned to the Company’s identifiable intangible assets were determined using the income approach, whereby the fair value of an asset is based on the present value of its estimated future economic benefits. This approach was considered appropriate, as the inherent value of these intangible assets is their ability to generate current and future cash flows. The key assumption in using this approach is the identification of the revenue streams attributable to these assets based on projected future revenues. The Company believes that the trade names Goodman and Quietflex, which have been in existence since 1975, distinguish its products in the marketplace and play a significant role for the Company in terms of brand recognition. It is the Company’s intention to continue indefinitely marketing its products under these trade names and, as such, believes that the trade names have an indefinite life. Amounts allocated to the other identifiable intangibles are amortized on a straight-line basis over their estimated useful lives, with no residual value, as follows:

Useful lives in years

Customer relationships	40
Trade names—Amana	15
Technology	10
Trade names—Goodman and Quietflex	Indefinite

Identifiable intangible assets consist of the following (in thousands):

	Intangible assets subject to amortization				Indefinite- lived trade names	Total
	Customer relationships	Trade names- Amana	Technology	Sub-total

Balance at February 14, 2008	$535,000	$40,000	$40,000	$615,000	$205,000	$820,000
2008 amortization	(11,836)	(2,360)	(3,539)	(17,735)	—	(17,735)

Balance at December 31, 2008	523,164	37,640	36,461	597,265	205,000	802,265
2009 amortization	(13,375)	(2,666)	(4,001)	(20,042)	—	(20,042)

Balance at December 31, 2009	$509,789	$34,974	$32,460	$577,223	$205,000	$782,223

The amortization related to the amortizable intangibles assets in the aggregate will be approximately $20.0 million per year over the next five years.

Goodwill

Goodwill is the excess of the cost of an acquired company over the amounts assigned to assets acquired and liabilities assumed. Goodwill and other indefinite-lived intangibles are not amortized, but are tested for impairment annually or more frequently if an event occurs or circumstances change that would indicate the carrying amount could be impaired. Impairment testing for goodwill is done at the reporting unit level, which the Company has concluded is on a consolidated basis as the Company has only one reporting unit. An impairment charge generally would be recognized when the carrying amount of the reporting unit exceeds the estimated fair value of the reporting unit. The Company estimates fair value using standard business valuation techniques such as discounted cash flows, industry participant information and reference to comparable business transactions. The discounted cash flow fair value estimates are based on the Company’s projected future cash flows and the estimated weighted-average cost of capital of market participants. Management assumptions about expected future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt and equity capital. The Company performed its annual test as of October 1, 2009 and determined that no impairment exists. As of December 31, 2009, there were no indicators noted that would require the Company to re-evaluate its annual impairment test.

Fair value of financial instruments

Financial instruments include cash equivalents, accounts receivable, accounts payable, revolving loans payable, assets held in the defined pension plan, long-term debt and commodity swap agreements. Management believes the fair value of cash equivalents, accounts receivable and accounts payable approximates their carrying value due to their short-term nature. The fair value of long-term debt is determined using the income approach. The Company’s assets held in the defined pension plan and it commodity swaps are recorded at fair value.

Revenue recognition

Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, sale price is fixed and determinable and collectability is reasonably assured. Revenues are recorded net of rebates to certain distributors, dealers and builders. These rebates relate to several programs and are designed to stimulate sales of the Company’s products. Provisions are made for warranties at the time revenues are recognized. Costs associated with shipping and handling of the Company’s products are included in costs of goods sold.

The Company consigns certain products to some of its independent distributors. Product inventories shipped on consignment terms are maintained under a consignment arrangement on the premises of independent distributors. Revenues and cost of sales are recognized at the time consigned inventory is sold by the independent distributor to a third party.

Trade and other receivables

The Company’s receivables are recorded when billed and represent claims against third parties that will be settled in cash. The customer’s financial position is periodically reviewed and no collateral is required. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. The Company does not have significant credit risk concentrations and historically has not experienced significant losses related to its receivables.

A roll forward of receivable reserves consists of the following (in thousands):

	Successor		Predecessor
	Year ended December 31, 2009	February 14 to December 31, 2008	January 1 to February 13, 2008	Year ended December 31, 2007

At the beginning of the period	$3,900	$6,014	$7,032	$7,258
Current period accruals	7,534	6,279	507	5,699
Current period uses	(7,048)	(8,393)	(1,525)	(5,925)

At the end of the period	$4,386	$3,900	$6,014	$7,032

Warranty costs

Warranty costs are accrued at the time of sale based on estimated future warranty claims. The Company’s estimated future warranty claims are determined based on historical failure rates and other factors. The Company also sells extended service contracts for certain of its products with terms of up to ten years. Revenues from extended service contracts are deferred and amortized on a straight-line basis over the term of the contracts. Expenses related to obtaining and servicing these contracts are expensed as incurred. A roll forward of the liabilities for warranties consists of the following (in thousands):

	Successor		Predecessor
	Year ended December 31, 2009	February 14 to December 31, 2008	January 1 to February 13, 2008	Year ended December 31, 2007

At the beginning of the period	$37,683	$38,567	$39,669	$41,773
Current period accruals	58,584	42,059	3,542	40,801
Current period uses	(59,034)	(42,943)	(4,644)	(42,905)
At the end of the period	$37,233	$37,683	$38,567	$39,669

Self insurance reserves

The Company is self-insured up to certain stop-loss amounts for workers’ compensation, product liability, general liability, auto liability, group health and physical damage. The expense and liabilities are determined based on historical company claims information, as well as industry factors and trends in the level of such claims and payments. The Company’s self-insurance reserves, calculated on an undiscounted basis, as of December 31, 2009 and 2008, represent the best estimate of the future payments to be made on incurred claims reported and unreported. Based on historical payment patterns, the Company expects payments of undiscounted ultimate losses related to workers’ compensation as of December 31, 2009 to be $7.0 million. As of December 31, 2009, the Company had a balance of $3.8 million of self-insurance reserves related to medical claims that are short term in nature.

Stock compensation plans

The Company accounts for its stock options at fair value. The Company recognized compensation expense of $5.1 million ($3.1 million, net of tax) and $4.6 million ($2.8 million, net of tax) during the year ended December 31, 2009 and the period February 14 to December 31, 2008, respectively. The Company recognized $6.2 million ($4.0 million, net of tax) during the period January 1 to February 13, 2008 primarily as a result of the 2008 Acquisition, when 1.7 million shares vested and $3.4 million ($2.1 million, net of tax) during the year ended December 31, 2007. The Company’s compensation expense is included in selling, general and administrative expense in the accompanying consolidated statements of income.

The Company receives a tax deduction for certain stock option exercises during the period in which the options are exercised, generally for the excess of the price at which the stock is sold over the exercise price of the options. In addition, the Company receives an additional tax deduction when non-vested stock vests at a higher value than the value used to recognize compensation expense at the date of grant. The Company reports excess tax benefits from the award of equity instruments as financing cash flows. Excess tax benefits are recorded when a deduction reported for tax return purposes for an award of equity instruments exceeds the cumulative compensation cost for the instruments recognized for financial reporting purposes. For the year ended December 31, 2009 and the period February 14 to December 31, 2008, the Company recognized an excess tax benefit from the exercise of stock options of $1.1 million and $1.2 million, respectively, in its financing cash flows. For the period of January 1 to February 13, 2008, Predecessor recognized in its financing cash flows a tax benefit of $25.3 million related to the exercise of options as a result of the 2008 Acquisition. There was no excess tax benefit from the exercise of options in the Predecessor year ended December 31, 2007.

Pension plan

The Company accounts for its defined benefit pension plan in accordance with FASB accounting standards. These standards require that amounts recognized in the financial statements be determined on an actuarial basis. Significant assumptions involved in determining the Company’s pension expense include the expected return on plan assets and the discount rate for calculating future liability. The assumed long-term rate of return on assets is applied to a calculated value of plan assets which results in an estimated return on plan assets that is included in current year pension income or expense.

Research and development

Research and development costs are charged to selling, general and administrative expense as incurred. Research and development expense was $11.2 million for the year ended December 31, 2009 and $9.3 million for the period February 14 to December 31, 2008 and $1.2 million and $9.1 million for the Predecessor periods of January 1 to February 13, 2008 and the year ended December 31, 2007, respectively.

Income taxes

The Company uses the liability method of accounting for taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences reverse.

The Company regularly evaluates valuation allowances established for deferred tax assets for which future realization is uncertain. The Company performs this evaluation at least quarterly and at the end of each fiscal year. The estimation of required valuation allowances includes estimates of future taxable income. In assessing the realizability of deferred tax assets at December 31, 2009 the Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers taxable income in carry back years, the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. If actual future taxable income is different from the estimates, the Company’s results could be affected.

Effective January 1, 2007, the Company adopted FASB accounting standards that require the Company to evaluate its tax positions for all jurisdictions and for all years where the statute of limitations has not expired. Under the provisions, companies are required to meet a “more-likely-than-not” threshold (i.e. greater than a 50 percent likelihood of a tax position being sustained under examination) prior to recording a benefit for their tax positions. Additionally, for tax positions meeting this “more-likely-than-not” threshold, the amount of benefit is limited to the largest benefit that has a greater than 50 percent probability of being realized upon effective settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense on its income statement.

Derivatives and hedging activities

The Company uses financial instruments to manage market risk from changes in commodity prices and selectively hedges anticipated transactions that are subject to commodity price exposure, primarily using commodity contracts relating to raw materials used in its production process. The instruments are designated as cash flow hedges and are recorded in the consolidated statement of financial position at fair value. The effective portion of the contracts’ gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (“OCI”) and are subsequently reclassified into cost of sales in the period in which the end products are sold to the Company’s customers.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $1.9 million for the year ended December 31, 2009 and $1.1 million for the period February 14 to December 31, 2008. During the Predecessor period January 1 to February 13, 2008 and the year ended December 31, 2007, advertising expense was $0.6 million and $2.4 million, respectively.

New accounting pronouncements

In June 2009, the FASB issued revisions to ASC Topic 860 and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” provides for more restrictive requirements for derecognizing financial assets, and requires additional disclosures. The changes will be effective January 1, 2010. Early application is not permitted. The Company does not anticipate that adoption of this standard will have a material effect on its consolidated financial statements.

3. Long-term debt

Long-term debt consists of the following (in thousands):

	December 31, 2009	December 31, 2008

Senior subordinated notes	$423,962	$500,000
Term loan credit agreement	754,000	772,000
Senior discount notes	336,788	—
Revolving credit agreement	—	100,000
Original issue discount	(32,067)	(24,474)

Total long-term debt, net of original issue discount	1,482,683	1,347,526
Current portion of long-term debt	—	—
Long-term debt	$1,482,683	$1,347,526

Senior subordinated notes

In February 2008, Goodman Global, Inc. issued and sold $500.0 million of 13.5%/14.00% senior subordinated notes due 2016. The senior subordinated notes bear interest at a rate of 13.5% per annum, provided that Goodman Global, Inc. may, at its option, elect to pay interest in any interest period at a rate of 14.00%, per annum, in which case up to 3.0% per annum may be paid by issuing additional notes. The notes are wholly and unconditionally guaranteed by each subsidiary guarantor.

In April 2009, the Company formed Goodman Global Finance (Delaware) LLC (“GGF”), a Delaware limited liability company and, as of that date, an unrestricted subsidiary of the Company, that entered into two separate transactions to purchase for $58.9 million (inclusive of $1.9 million in accrued interest) approximately $76.0 million aggregate face value of the Goodman Global, Inc.’s 13.5%/14% senior subordinated notes. The Company recognized a gain of $16.6 million in the second quarter of 2009 as a result of this early extinguishment of long-term debt, after taking into consideration the recognition of $2.4 million of previously unamortized deferred financing costs associated with the $76.0 million of senior subordinated notes. In December 2009, the Company designated GGF as a restricted subsidiary and retired the $76.0 million aggregate face value 13.5%/14% senior subordinated notes that were held by GGF.

Term loan credit agreement/revolving credit agreement

In February 2008, Goodman Global, Inc. entered into an $800.0 million term loan credit agreement due 2014 and a $300.0 million revolving credit agreement due 2013. The term loan credit agreement has an interest rate of Prime or the per annum London Interbank Offered Rate (“LIBOR”), with a minimum of 3.25% plus applicable margin, based on certain leverage ratios, which was 3.0% and totaled 6.25% as of December 31, 2009. The revolving credit agreement has an interest rate of Prime or LIBOR, plus applicable margin, which was 1.0% and totaled 4.25% as of December 31, 2009.

As of December 31, 2009, Goodman Global, Inc. owed $754.0 million on its term loan credit agreement and had no outstanding obligation on its revolving credit agreement.

In December 2009, the Company made an $18.0 million payment on its term loan credit agreement to satisfy its obligation of $2.0 million per quarter for the period beginning October 1, 2011 and ending December 31, 2013. As a result, the Company recognized an expense of $0.3 million of previously unamortized deferred financing fees and $0.4 million of previously unamortized original issue discount that related directly to the amount of the early extinguishment of debt. The outstanding balance at December 31, 2009 of $754.0 million is due at maturity in February 2014.

Goodman Global, Inc. had availability under the revolving credit agreement of $198.0 million at December 31, 2009 after taking into consideration outstanding commercial and standby letters of credit issued under the credit facility, which totaled $33.5 million as of December 31, 2009.

Senior discount notes

In December 2009, the Company issued and sold $586.0 million aggregate principal amount at maturity ($320.0 million in gross proceeds) of 11.500% senior discount notes. No interest is payable on the notes. On the date of issuance, the notes had an initial accreted value of $571.91 per $1,000 principal amount at maturity of the notes. The accreted value of the notes will increase from the date of issuance until December 15, 2014 at a rate of 11.500% per annum such that the accreted value will be equal to the principal amount at maturity on December 15, 2014. The notes are senior unsecured obligations of the Company. However, the notes are not guaranteed by any of the issuer’s subsidiaries and are effectively subordinated in right of payment to all existing and future indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries, including the indebtedness and other obligations under Goodman Global, Inc.’s credit facilities and outstanding senior subordinated notes.

Original issue discount

The term loan credit agreement and the revolving credit agreement included an original issue discount of $32.0 million with an unamortized balance of $17.2 million as of December 31, 2009. The senior discount notes included an original issue discount of $15.1 million with an unamortized balance of $14.9 million as of December 31, 2009. Original issue discounts are being amortized to interest expense using the effective interest method over the period the debt is anticipated to be outstanding through maturity.

Deferred financing fees

The Company incurred $45.7 million in loan origination fees and direct loan origination costs related to issuance of the senior subordinated notes and the term loan credit agreement and the revolving credit agreement, and in December 2009, Goodman Global, Inc. paid a fee of $3.0 million to the holders of the term loan agreement and revolving credit agreement to obtain amendments to permit a special dividend payable to the Company. As of December 31, 2009, the Company had $28.0 million in unamortized deferred financing fees related to the senior subordinated notes and the term loan credit agreement and the revolving credit agreement. The Company incurred $10.5 million in loan origination fees and direct loan origination costs related to the issuance of the senior discount notes, with an unamortized balance of $10.3 million as of December 31, 2009. Deferred financing fees are being amortized to interest expense using the effective interest method over the period that the debt is anticipated to be outstanding.

Other

Future maturities of long-term debt by year at December 31, 2009 are as follows (in thousands):

2010	$—
2011	—
2012	—
2013	—
2014	1,340,000
Thereafter	423,962

Under the term loan credit agreement, Goodman Global, Inc. is required to satisfy and maintain specified financial ratios and other financial condition tests, including a minimum interest coverage ratio and a maximum total leverage ratio. In addition, under its revolving credit agreement, Goodman Global, Inc. is required to satisfy and maintain, in certain circumstances, a minimum fixed charge coverage ratio. As of December 31, 2009, Goodman Global, Inc. was in compliance with all of the covenants under its senior term loan credit agreement, revolving credit agreement, and senior discount notes.

All of the existing U.S. subsidiaries of Goodman Global, Inc. (other than AsureCare Corp., a Florida corporation and Goodman Global Finance (Delaware) LLC, a Delaware limited liability company) and all future restricted U.S. subsidiaries of Goodman Global, Inc. guarantee its debt obligations. In addition, Chill Intermediate Holdings, Inc. guarantees Goodman Global, Inc.’s debt obligations under the term loan and revolving credit agreements. The Company is structured as a holding company and substantially all of its assets and operations are held by its subsidiaries. There are currently no significant restrictions on the ability of the Company to obtain funds from its subsidiaries by dividend or loan.

4. Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB accounting standards also provide a framework for measuring fair value, establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and requires consideration of the Company’s creditworthiness when valuing certain liabilities. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	— Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2

—     Inputs other than quoted prices in active markets for identical assets and liabilities which are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

— quoted prices for similar assets and liabilities in active markets

— quoted prices for identical or similar assets or liabilities in markets that are not active

— observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

— inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3

—     Unobservable inputs for the asset or liability that is supported by little or no market activity. Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions of risk)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

	Fair value measurements on a recurring basis
(In thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)		Total

Restricted cash	2,700	—	—		2,700
Derivatives, net	—	23,378	—		23,378
Redeemable common stock	—	—	38,578	(1)	38,578

(1)	See Note 14 for a discussion of the valuation techniques used to measure the fair value of the redeemable common stock.

Other fair value measurements

Long-term debt

In order to determine the fair value of its debt instruments at December 31, 2009, the Company considered valuation techniques that included the market, income and liquidation approaches in the analysis of its interest bearing debt. The Company elected to determine the fair value of each tranche of interest bearing debt using the income approach. The fair values presented are estimates and are not necessarily indicative of amounts for which the Company could settle such instruments currently or indicative of its intent or ability to dispose of or liquidate them. The Company estimates the fair value of its interest bearing debt as follows (in thousands):

Interest bearing security	Par value at December 31, 2009	Range of fair value at December 31, 2009
		Low	High

Senior subordinated notes	$423,962	$455,635	$473,375
Term loan	754,000	749,623	762,311
Senior discount notes	336,788	318,258	332,592

Defined pension plan

The investments held by the Company’s defined benefit plan (the plan) are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the defined benefit plan’s gains and losses on investments bought and sold as well as held during the year. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

This is a description of the valuation methodologies used for assets and liabilities measured at fair value in the plan:

Money market funds	— Valued at the net asset value of shares held by the plan at the financial statement date.

Mutual funds	— Valued at the net asset value of shares held by the plan at the financial statement date.

Common/collective trust fund	— Valued at the net asset value as reported by the issuer of the fund.

The following table sets forth by level, within the fair value hierarchy, the plan’s assets carried at fair value as of December 31, 2009 (in thousands):

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Money market fund	$1,253	$—	$—	$1,253
Common/collective trust fund	—	3,323	—	3,323
Mutual funds	23,041	—	—	23,041

Total assets fair value	$24,294	$3,323	$—	$27,617

5. Stock compensation plans

Chill Holdings, Inc. 2008 stock incentive plan

On February 13, 2008, the Board of Directors of the Company adopted the Chill Holdings, Inc. 2008 Stock Incentive Plan (as amended, 2008 Plan). The 2008 Plan is a comprehensive incentive compensation plan that permits grants of equity-based compensation awards to employees and consultants of the Company and its subsidiaries. Awards under the 2008 Plan may be in the form of stock options (either incentive stock options or non-qualified stock options) or other stock-based awards, including restricted stock purchase awards, restricted stock units and stock appreciation rights. As of December 31, 2009, the maximum number of shares reserved for the grant or settlement of awards under the 2008 Plan is 6,734,923 shares of Company, subject to adjustment in the event of an extraordinary dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange or other similar corporate transaction. Any shares subject to awards which are cancelled, forfeited, reacquired or repurchased before vesting under the 2008 Plan will again be available for grants under the 2008 Plan. In the event of a change in control, Company’s Compensation Committee will have the discretion to accelerate all outstanding awards, cancel awards for fair value, provide for the issuance of substitute awards and/or provide award holders an opportunity to exercise their awards prior to the occurrence of the change in control transaction.

In December 2009, the Company’s Board of Directors deemed it advisable and in the best interest of the Company’s stockholders to declare and pay an extraordinary dividend of approximately $3.15 per share for all issued and outstanding shares of Company’s common stock. Pursuant to the terms and conditions of the 2008 Plan, the Company’s Board of Directors approved and paid an equitable adjustment of approximately $3.15 to all outstanding stock option holders with a vesting date on or before December 31, 2009 and Company established a reserve of $15.0 million for all non-vested issued and outstanding options as of December 31, 2009 that will be paid to the stock option holders at a future date when vesting occurs.

Through December 31, 2009, the Company has issued and outstanding under the 2008 Plan (1) 6,290,262 stock options with an exercise price of $10.00 per share, with a contractual life of 10 years and a weighted average fair market value at the date of grant of $3.44 per share and (2) 301,250 shares of Goodman Global Group, Inc. common stock that were sold to employees of the Company at $10.00 per share, which was the estimated fair value of the stock as of the date of the sale. A portion of the options issued under the 2008 Plan vest based on a time period of up to four years and a portion vest based on achievement of pre-established performance targets in installments through 2012. It is the Company’s belief that the performance shares will vest over the installment period. Approximately 1.4 million stock options issued under the 2008 Plan vested in the year ended December 31, 2009.

A summary of stock option activity of the 2008 Plan follows (shares in thousands):

	Shares	Weighted average exercise price per share

Outstanding at February 14, 2008	—
Issued	6,083	10.00
Forfeited	—	—

Outstanding at December 31, 2008	6,083	10.00
Granted	212	10.01
Exercised	—	—
Forfeited	(5)	10.00

Outstanding at December 31, 2009	6,290	10.00

Shares available for future stock option awards to employees under the 2008 Plan were 143,411 at December 31, 2009, after taking into consideration that 301,250 shares were sold in 2008 to Company employees at $10.00 per share.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton model using assumptions discussed below. The exercise price for options granted are based on contemporaneous appraisals of the Company’s common stock. The Company estimates the fair value of common stock using standard business valuation techniques such as discounted cash flows, industry participant information and reference to comparable business transactions. The discounted cash flow fair value estimates are based on our projected future cash flows and the estimated weighted-average cost of capital of market participants. Management assumptions about expected future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratios of total debt and equity capital. The expected volatility at the grant date was based mainly on the volatility of the Company’s competitors. The expected term of the options granted is based on the time period the options are expected to be outstanding. The risk-free interest rate is based on the U.S. Treasury rate of a note with the expected maturity of the expected term of the options. The Company has not considered a dividend payment in its calculation and believes that forfeitures will not be significant.

Risk-free interest rates	2.12% - 3.9%
Expected life of options (in years)	7
Expected volatility	30% - 32%
Dividend yield	—

Predecessor plan

The Company also had 54,188 outstanding stock options under a Predecessor plan. Under the terms of the February 13, 2008 merger agreement, these options became fully vested and Company converted these options to 138,849 fully vested stock options of Goodman Global Group, Inc.

Other

The following table summarizes information about stock options outstanding as of December 31, 2009 under the 2008 Plan and the Predecessor plan:

	Options outstanding	Weighted average remaining contractual life	Options exercisable
Exercise price per share	Number of options outstanding (in thousands)		Weighted average exercise price per share	Aggregate intrinsic value (in thousands)	Number of options exercisable	Weighted average remaining contractual life	Weighted average exercise price per share	Aggregate intrinsic value (in thousands)

$2.07 to $10.01	6,429	8.2	$9.83	$3,667	1,659	8.2	$9.34	$1,759

The following table summarizes the Company’s non-vested stock option award activity since the inception of the 2008 Plan on the date of the 2008 Acquisition:

	Shares (in thousands)	Weighted average grant date fair value per share

Non-vested at February 14, 2008	—	$—
Granted	6,083	3.43
Vested	(90)	3.52
Forfeited	—	3.43
Non-vested at December 31, 2008	5,993	3.49
Granted	212	3.44
Vested	(1,430)	3.52
Forfeited	(5)	3.43

Non-vested at December 31, 2009	4,770

At December 31, 2009, there was $12.0 million of unrecognized compensation cost related to the Company’s stock options that are expected to be recognized over a weighted-average period of 2.5 years.

6. Comprehensive income (loss)

Accumulated other comprehensive income (loss) consists of the following (in thousands):

	Defined benefit plans	Changes in fair value of derivatives	Foreign currency translation	Total

Predecessor
December 31, 2006	$(1,132)	$3,097	$1,122	$3,087
Net change through December 31, 2007	361	(5,339)	2,228	(2,750)

December 31, 2007	(771)	(2,242)	3,350	337
Net change through February 13, 2008	—	9,099	(41)	9,058

February 13, 2008	$(771)	$6,857	$3,309	$9,395

Successor
February 14, 2008	$—	$—	$—	$—
Net change through December 31, 2008	(4,851)	(41,736)	(5,482)	(52,069)

December 31, 2008	(4,851)	(41,736)	(5,482)	(52,069)
Net change through December 31, 2009	977	55,839	3,483	60,299

December 31, 2009	$(3,874)	$14,103	$(1,999)	$8,230

7. Significant balance sheet accounts

Inventories consist of the following (in thousands):

	Year ended December 31,
	2009	2008

Raw materials and parts	$22,005	$24,538
Finished goods	272,646	198,792

Total inventories	$294,651	$223,330

Property, plant, and equipment consist of the following (in thousands):

	Useful lives in years	Year ended December 31,
		2009	2008

Land	—	14,417	14,417
Buildings and improvements	10-39	49,588	48,863
Equipment	3-10	148,037	128,087
Construction-in-progress	—	11,467	11,575

Sub-total		223,509	202,942
Less: accumulated depreciation		(53,603)	(25,249)

Property, plant and equipment, net		$169,906	$177,693

Other accrued expenses consist of the following significant items (in thousands):

	Year ended December 31,
	2009	2008

Accrued rebates	$33,423	$22,390
Accrued payroll	27,595	11,689
Accrued self insurance reserves	12,558	11,170
Accrued interest	21,597	181
Derivative liability	1,138	52,836
Dividend payable	6,102	—
Other	27,972	28,127

Total accrued expenses	$130,385	$126,393

Other long term liabilities consist of the following significant items (in thousands):

	Year ended December 31,
	2009	2008

Extended service contracts	$27,326	$21,652
Unrecognized tax benefits	53,624	43,155
Pension liability	8,185	9,278
Dividend payable	8,857	—
Other	2,310	2,748

Total other long term liabilities	$100,302	$76,833

8. Income taxes

The provision (benefit) for income taxes consisted of the following (in thousands):

			Predecessor
	December 31, 2009	February 14 to December 31, 2008	January 1 to February 13, 2008	December 31, 2007

Current expense (benefit):
U.S.
Federal	$39,592	$21,064	$(37,333)	$44,905
State	1,240	894	259	7,199

Total U.S.	40,832	21,958	(37,074)	52,104
Foreign	2,268	2,137	47	1,923

Total current	43,100	24,095	(37,027)	54,027

Deferred expense (benefit):
U.S.
Federal	10,426	(9,841)	11,082	5,591
State	5,344	1,339	(1,870)	559

Total U.S.	15,770	(8,502)	9,212	6,150
Foreign	—	—	—	—

Total deferred	15,770	(8,502)	9,212	6,150

Total provision for income taxes	$58,870	$15,593	$(27,815)	$60,177

A reconciliation between the provision for income taxes and income taxes computed by applying the U.S. statutory rate is as follows (in thousands):

			Predecessor
	December 31, 2009	February 14 to December 31, 2008	January 1 to February 13, 2008	December 31, 2007

Tax provision at statutory rate at 35%	$55,503	$14,660	$(32,850)	$56,545

Add (deduct):
State income taxes, net of federal taxes	6,150	1,920	(1,704)	5,238
Domestic production activities deduction	(2,572)	(1,270)	1,812	(2,546)
Uncertain tax positions	(51)	230	52	1,258
Tax credits	(220)	(250)	—	—
Other permanent differences	60	303	5,045	(488)
Changes in valuation allowance	—	—	(170)	170

Total provision for income taxes	$58,870	$15,593	$(27,815)	$60,177

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities were as follows (in thousands):

	Year ended December 31,
	2009	2008

Deferred tax assets:
Accrued liabilities	$46,978	$44,403
Stock options	3,718	1,761
Derivative instruments	—	26,181
Federal tax credits	4,501	2,484
Net operating loss carry forward	3,358	6,291
Other	5,136	4,337
Less: Valuation allowance	(3,358)	(3,358)

Total deferred tax asset	60,333	82,099

Deferred tax liabilities:
Identified intangible assets	(160,127)	(153,624)
Goodwill	(5,949)	(2,789)
Property, plant, and equipment	(27,376)	(27,321)
Derivative instruments	(8,771)	—

Total deferred tax liability	(202,223)	(183,734)

Net deferred tax liability	$(141,890)	$(101,635)

The Company adopted the provisions of FASB accounting standards on January 1, 2007 that, among other things, require companies to recognize the tax benefits of uncertain positions only when the position is “more likely than not” to be sustained assuming examination by tax authorities. A reconciliation of the beginning and ending amount of unrecognized tax benefits, including accrued interest, is as follows (in thousands):

Balance at January 1, 2008	$30,113
Additions based on tax positions related to the current year	1,300
Additions related to tax positions of prior years	—
Accrued interest	53

Balance at February 13, 2008	31,466
Additions based on tax positions related to the current year:	9,584
Additions related to tax positions of prior years	1,253
Accrued interest	852

Balance at December 31, 2008	43,155
Additions based on tax positions related to the current year:	9,601
Additions related to tax positions of prior years	882
Accrued interest	1,764
Settlements	(1)
Lapse of statute of limitations	(1,777)

Balance at December 31, 2009	$53,624

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. There is no material impact on the Company’s tax expense for the period. As of December 31, 2009, the Company has approximately $5.1 million of accrued interest related to uncertain tax positions.

As of December 31, 2009, approximately $4.4 million of unrecognized tax benefits (including interest) would affect the Company’s income tax expense and its effective income tax rate if recognized in future periods. While the amount of unrecognized tax benefits could change in the next twelve months, the Company does not expect this change to have a significant impact on its results of operations or financial position.

The tax years 2006, 2007 and 2008 remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company is currently being audited by the Internal Revenue Service for the years ended December 31, 2006 and 2007 and the period January 1 to February 13, 2008.

As of December 31, 2009, the Company had a gross federal net operating loss carry forward of $8.7 million which expires beginning in 2014 through 2019. As of December 31, 2009, the Company has a valuation allowance of $3.3 million for entire net operating loss carry forward deferred tax asset that is subject to the Separate Return Limitation Year provision as a result of an earlier acquisition.

Based upon the reversal of deferred tax liabilities and projected future taxable income, the Company does not believe that a valuation allowance is warranted on the remaining deferred tax assets, as it is more likely than not that these deferred tax assets will be realized.

For the year ended December 31, 2009, for the Predecessor period January 1 to February 13, 2008 and for the Predecessor year ended December 31, 2007, the Company paid taxes of $33.4 million,

$0.4 million and $49.0 million, respectively. For the period February 14 to December 31, 2008, the Company received a refund, net of taxes paid, of $35.1 million.

Deferred income taxes have not been provided for on unremitted foreign earnings reinvested abroad. Currently, the Company does not expect these unremitted earnings to reverse and become taxable in the future. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts. The Company’s foreign subsidiary has cumulative earnings of approximately $24.3 million for which no U.S. income taxes or foreign withholding taxes that may be applicable upon actual or deemed repatriation have been accrued based on the expectation that those funds are permanently reinvested in the Company’s operations in that country.

9. Related-party transactions

Kronos Inc. (“Kronos”), a portfolio company of H&F and its affiliates, provides certain software and related services for the Company’s time and attendance reporting. In 2009 and 2008, the Company paid Kronos $0.1 million and $0.1 million, respectively. As a part of the 2008 Acquisition, the Company paid $8.1 million to Hellman & Friedman LLC in reimbursement for third party transaction related expenses in 2008. Predecessor recorded certain related party transactions in 2007 that were associated with the Predecessor’s founder and former director, Mr. Harold Goodman and certain of his family members including the payment of $0.2 million for an operating lease. In the ordinary course of its business, Predecessor purchased grilles and other materials from AirGuide Corp. (“AirGuide”) of approximately $1.3 million during 2007. Mr. Goodman and his immediate family were beneficiaries of trusts that owned a combined interest of 18.75% in AirGuide. Mr. Goodman is no longer a director of the Company, and the Goodman family, either directly or through family trusts, owns no beneficial interest in Successor.

10. Employee benefit plans

401(k) plans

The Company sponsors two 401(k) savings plans for employees who have completed a requisite term of service, with one covering all nonunion employees of the Company and one covering union employees of the Company. Nonunion employees of the Company may defer up to 17% of their salaries and wages with the Company, at its discretion, matching 100% of amounts deferred, up to a maximum matching contribution of the lesser of 6% of the employee’s salary or $3,000. Union employees may defer up to 17% of their salaries and wages with the Company matching 50% of amounts deferred, up to a maximum matching contribution of 3% of the employee’s salary (up to a maximum matching contribution of 6% of the employee’s salary for employees hired on or after December 15, 2002). Employer-matching contributions for all plans were approximately $3.1 million, $3.9 million and $3.6 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

Pension

The Company sponsors a defined benefit plan (the plan), which covers certain union employees who have both attained age 21 and completed one year of service. Effective December 14, 2002, the defined benefit plan was amended to freeze participation for all employees except those hired on or before December 14, 2002. As of December 31, 2009, the Company had 1,120

participants in the plan. Benefits are provided at stated amounts based on years of service, as defined by the plan. Benefits vest after completion of five years of service. The Company’s funding policy is to make contributions in amounts actuarially determined to fund the benefits to be provided.

On February 12, 2008, Goodman was purchased by Hellman & Friedman LLC. As a result, the plan was adjusted to recognize all unrecognized amounts.

The funded status of the plan is as follows for the years ended December 31 (in thousands):

	Pension benefits
	2009	2008	2007

Benefit payments:
Benefit obligation at beginning of year	$31,613	$30,690	$30,281
Service cost	649	651	712
Interest cost	1,966	1,834	1,730
Actuarial losses (gains)	3,007	(300)	(795)
Amendments	—	—	—
Benefit payments	(1,433)	(1,262)	(1,238)

Benefit obligation at end of year	$35,802	$31,613	$30,690

Change in plan assets:
Fair value of plan assets at beginning of year	$22,335	$27,979	$25,388
Actual return on plan assets	5,855	(6,293)	1,512
Employer contributions	860	1,912	2,317
Benefit payments	(1,433)	(1,263)	(1,238)

Fair value of plan assets at end of year	$27,617	$22,335	$27,979

Funded status of the plan	$(8,185)	$(9,278)	$(2,711)
Unrecognized amounts:
Net losses	6,299	7,888	440
Prior service costs	—	—	816

Net accrued benefit cost	$(1,886)	$(1,390)	$(1,455)

Components of net periodic benefit expense:
Service cost	$649	$651	$712
Interest cost	1,966	1,834	1,730
Expected return on plan assets	(1,764)	(2,288)	(2,142)
Amortization of net loss	505	—	—
Net amortization of prior service cost	—	9	76

Net periodic benefit expense	1,356	206	376

Purchase accounting charge	—	1,641	—

Total net periodic benefit expense	$1,356	$1,847	$376

Weighted-average assumptions as of December 31:
Discount rate(1)	5.88%	6.14%	6.00%

Expected long-term rate of return on plan assets(2)	8.00%	8.00%	8.25%

(1)	For the years ended December 31, 2009 and 2008, the Company used the equivalent single discount rate based on discounting expected retirement plan benefit cash flows using the Citigroup Pension Discount Curve. For the year ended December 31, 2007, the Company based the discount rate on comparing corporate bond rates at that time.

(2)	To develop the expected long-term rate of return on assets assumption, the Company considers the historical returns and the future expectations for returns for each asset category, as well as the target asset allocation of the pension portfolio and the effect of periodic rebalancing.

The Company’s investment strategy for pension plan assets is to utilize a diversified blend of equity and fixed income portfolios to earn a long-term investment return that meets or exceeds the long-term actuarial expected rate of return on plan assets of 8%. Active investment management strategies are used to measure each investment portfolio’s returns and risk levels against applicable market indices. The weighted-average asset allocation for the Company’s pension plan assets are as follows:

	Actual allocation as of December 31,		Target allocation
	2008	2009	2010

Equities	44%	66%	65%
Fixed income	0	30	30
Cash equivalents	56	4	5

Total	100%	100%	100%

The Company anticipates making contributions to the plan during 2010 of $0.9 million. The Company expects its pension plan to pay benefits over the next five years and in the aggregate for the five years thereafter as follows (in thousands):

2010	1,422
2011	1,491
2012	1,596
2013	1,715
2014	1,827
2015-2019	11,048

Actuarial gains and losses that are not recognized as net periodic pension cost in the same periods are recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost. Included in accumulated other comprehensive income at December 31, 2009 is additional unrecognized actuarial losses of $6.3 million ($3.9 million net of tax).

Risks and uncertainties

The Plan provides investments in various securities which, in general, are exposed to various risks, such as market volatility, interest rate and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits. Plan contributions are made and the actuarial present value of accumulated plan benefits are reported based on certain assumptions pertaining to interest rates, inflation rates and employee demographics, all of which are subject to change. Due to uncertainties inherent in these estimates and assumptions there could be material differences to the financial statements in the near future.

11. Accounting for derivative instruments

The Company uses derivative instruments to manage risks related to interest rates, contracted transportation and the purchases of certain commodities. The Company evaluates each derivative instrument to determine whether it qualifies for hedge accounting treatment.

Interest rate risks

Certain of the Company’s long-term obligations are subject to interest rate risks. To reduce the risk associated with fluctuations in the interest rate of its floating rate debt, the Company entered into fixed rate contracts in March 2009 with a notional amount of $500.0 million for up to 24 months. The Company elected not to designate the interest rate derivatives as cash flow hedges. Therefore, gains and losses from changes in the fair values of derivatives that are not designated as hedges are recognized in interest (income) expense.

Fuel surcharge risks

As a part of its risk management strategy, the Company purchased a commodity contract for diesel in order to manage its exposure related to contracted transportation. Prices for diesel are normally correlated to transportation costs where third party haulers assess a fuel surcharge when diesel prices increase thus making derivatives of diesel effective at providing short-term protection against adverse price fluctuations. The Company elected not to designate the diesel derivatives as cash flow hedges. Therefore, gains and losses from changes in the fair values of derivatives that are not designated as hedges are recognized in other (income) expense.

Commodity derivatives

The Company uses financial instruments to manage market risk from changes in commodity prices and selectively hedges anticipated transactions that are subject to commodity price exposure, primarily using commodity contracts relating to raw materials used in its production process. The Company has open positions for copper and aluminum in notional amounts of 5.4 million pounds and 67.3 million pounds, respectively, to fix the purchase price, and thereby substantially reduce the variability of its purchase price for these commodities. The swaps, which expire at various dates through 2011, have been designated as cash flow hedges.

For these qualifying cash flow hedges, changes in the fair market value of these hedge instruments are reported in accumulated other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Assuming commodity prices remain constant, $14.0 million ($8.6 million, net of tax) of derivative earnings are expected to be reclassified into earnings within the next twelve months. The Company has assessed the effectiveness of the transactions that receive hedge accounting treatment and any ineffectiveness would be recorded in other (income) expense.

FASB accounting standards establish, among other things, the disclosure requirements for derivative instruments and for hedging activities. Certain qualitative disclosures are required about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit risk related contingent features in derivative agreements.

The following table discloses the fair value of the derivative instruments in the Company’s condensed consolidated balance sheets (in thousands):

	Asset derivatives		Liability derivatives
	Fair value as of December 31, 2009
	Balance sheet location	Fair value	Fair value

Interest rate swaps	Other accrued expenses	$—	$1,138
Commodity contracts	Other current assets	15,777
Commodity contracts	Other long term assets	7,601

		$23,378	$1,138

Derivatives in cash flow hedging relationships	Amount of (gain) loss recognized in OCI on derivative (effective portion) as of December 31, 2009

Commodity contracts	$(14,103)

Location of (gain) loss reclassified from Accumulated OCI into income (effective portion)	Amount of (gain) loss reclassified from accumulated OCI into income (effective portion) for the year ended December 31, 2009	Location of loss recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of (gain) loss recognized in income on derivative (ineffective portion and amount excluded from ineffectiveness testing) for the year ended December 31, 2009

Cost of goods sold	$46,228	Other (income) expense	$525

The following table discloses the effect of derivative instruments on the statements of income that are not designated as hedging instruments (in thousands):

Derivatives not designated as hedging instruments	Location of loss recognized in income on derivative	Amount of (income) loss recognized in income on derivative for year ended December 31, 2009

Interest rate swaps	Interest expense	$3,170

Contingent features

The Company’s derivative instruments contain provisions that require the counterparties’ debt to maintain an investment grade rating. If the rating of the debt were to fall below investment grade, it would be in violation of these provisions which would render the hedging relationship ineffective. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in an asset position on December 31, 2009 was $23.4 million. As of December 31, 2009, the counterparties were at or above an acceptable investment grade rating.

12. Contingent liabilities

As part of the equity contribution associated with the sale of the Amana Appliance business in July 2001, the Company agreed to indemnify Maytag for certain potential product liability claims. In light of these potential liabilities, the Company has purchased insurance that the Company expects will shield it from incurring material costs associated with such potential claims.

Pursuant to a March 15, 2001 Consent Order with the Florida Department of Environmental Protection (“FDEP”), the Company’s subsidiary, Goodman Distribution Southeast, Inc. (“GDI Southeast”) (formerly Pioneer Metals Inc.) is continuing to investigate and pursue, under FDEP oversight, the delineation of groundwater contamination at and around the GDI Southeast facility in Fort Pierce, Florida. Remediation has not begun. The contamination was discovered through environmental assessments conducted in connection with a Company subsidiary’s acquisition of the Fort Pierce facility in 2000 and was reported to FDEP, giving rise to the Consent Order.

The ultimate cost for the investigation, remediation and monitoring of the site cannot be predicted with certainty due to the variables relating to the contamination and the appropriate remediation methodology, the evolving nature of remediation technologies and governmental regulations and the inability to determine the extent to which contribution will be available from other parties. All of these factors are taken into account to the extent possible in estimating potential liability. A reserve appropriate for the probable remediation costs, which are reasonably susceptible to estimation, has been established.

Based on analyses of currently available information, it is probable that costs associated with the site will be $0.5 million. The Company reserved approximately $0.5 million as of December 31, 2009, although it is possible that costs could exceed this amount by up to approximately $3.3 million. Costs of future expenditures are not discounted to their present value. Management believes any liability arising from potential environmental obligations is not likely to have a material adverse effect on the Company’s liquidity or financial position as such obligations could be satisfied over a period of years. Nevertheless, future developments could require material changes in the recorded reserve amount.

The Company believes this contamination predated GDI Southeast’s involvement with the Fort Pierce facility and GDI Southeast’s operation at this location has not caused or contributed to the contamination. Accordingly, the Company is pursuing litigation against a former owner and a former lessee of the Fort Pierce facility in an attempt to recover its costs. At this time, the Company cannot estimate probable recoveries from this litigation.

The Company is party to a number of other pending legal and administrative proceedings and is subject to various regulatory and compliance obligations. The Company believes that these proceedings and obligations will not have a materially adverse effect on its consolidated financial condition, cash flows or results of operations. To the extent required, the Company has established reserves that it believes to be adequate based on current evaluations and its experience in these types of matters. Nevertheless, an unexpected outcome in any such proceeding could have a material adverse impact on the Company’s consolidated results of operations in the period in which it occurs. Moreover, future adverse developments could require material changes in the recorded reserve amounts.

Operating leases

The Company leases vehicles, computer and office equipment, and office and warehouse facilities from various third parties that are accounted for as operating leases and have expiration dates through 2016.

Future minimum lease payments under operating leases as of December 31, 2009, are as follows (in thousands):

2010	$26,307
2011	20,349
2012	16,583
2013	12,836
2014	8,676
Thereafter	4,125

Total	$88,876

Rent expense on the operating leases was $30.6 million for the year ended December 31, 2009, $24.8 million for the period February 14 to December 31, 2008, $6.0 million for the period January 1 to February 13, 2008 (Predecessor) and $28.7 for the year ended December 31, 2007 (Predecessor).

13. Quarterly financial information (unaudited)

Unaudited quarterly information for the year ended December 31, 2009 and the periods January 1 to February 13, 2008 (Predecessor) and February 14, 2008 to December 31, 2008 is stated below (in thousands):

	2009
	First quarter	Second quarter	Third quarter	Fourth quarter

Sales, net	$318,235	$583,763	$530,642	$418,546
Operating profit	10,113	114,750	99,435	51,475
Net income	(17,361)	61,125	43,026	12,924

	2008
	Predecessor	Successor
	January 1 to February 13, 2008	February 14 to March 31, 2008	Second quarter	Third quarter	Fourth quarter

Sales, net	$147,137	$217,730	$588,355	$533,718	$390,426
Operating profit(1)	(38,028)	(6,154)	64,439	88,204	32,570
Net income(2)	(66,042)	(17,190)	17,279	30,290	(4,083)

(1)	The Company’s operating profit was negatively impacted by $24.0 million equally for the period February 14 to March 31, 2008 and the three month period ended June 30, 2008 due to the purchase accounting treatment of the step up in basis in inventory as a result of the 2008 Acquisition. The Company’s operating profit was also negatively impacted by $42.9 million in transaction related expenses for the period January 1 to February 13, 2008 as a result of the 2008 Acquisition.

(2)	The Company’s net income was negatively impacted by $57.1 million for the period January 1 to February 13, 2008, relating to the 2008 Acquisition and the write off of deferred financing costs and the prepayment penalty associated with the extinguishment of the Predecessor’s outstanding debt and negatively impacted by $14.8 million equally for the period February 14 to March 31, 2008 and the three month period ended June 30, 2008 due to the purchase accounting treatment of the step up in basis in inventory as a result of the 2008 Acquisition. The Company’s net income was positively impacted during the three month period ended June 30, 2009 by a $16.6 million gain related to the related to the repurchase of $76.0 million aggregate face value senior subordinated notes.

14. Redeemable common stock

The Company entered into a Management Stockholders Agreement on February 13, 2008 with the initial Goodman management investors and certain other members of senior management of Goodman in connection with their acquisition of shares of the Company’s common stock. During 2008, 3.7 million shares of common stock were issued at approximately $10.00 per share to members of management who are parties to this Management Stockholders Agreement. In certain circumstances, such as termination due to death or disability as defined under the terms of the agreement, the Company may be obligated to repurchase the common stock at fair market value. The Company has classified the Redeemable common stock in accordance with FASB accounting standards, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable at the option of the holder upon the occurrence of an event that is not solely within the control of the issuer.

In accordance with FASB accounting standards, the Company recognizes changes in the redemption value of its redeemable common stock as it occurs and records an adjustment to the carrying value of its redeemable common stock at the end of each reporting period. The Company estimates fair value using standard business valuation techniques such as discounted cash flows, industry participant information and reference to comparable business transactions. The discounted cash flow fair value estimates are based on our projected future cash flows and the estimated weighted-average cost of capital of market participants. Management assumptions about expected future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratios of total debt and equity capital. During the year ended December 31, 2009, the Company increased its liability related to redeemable common stock by approximately $1.5 million. This resulting increase in the carrying amount of the redeemable common stock was recorded as a charge to retained earnings during this same period.

15. Subsequent events

The Company has evaluated subsequent events through March 12, 2010, which represents the date the financial statements were available for issuance.

The financial statements give retroactive effect to a     -for-1 stock split of the Company’s common stock that was effective [date].

Independent Distributor Locations
Company Operated Locations

Goodman®

Air Conditioning & Heating

Heating & Air Conditioning

Amana®

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the common stock being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Commission, [the New York Stock Exchange] [The Nasdaq Global Market] and The Financial Industry Regulatory Authority, or FINRA.

Filing Fee—Securities and Exchange Commission		$36,650

Listing Fee—[the New York Stock Exchange] [The NASDAQ Global Market]		*

Fee—FINRA		50,500

Fees and Expenses of Counsel		*

Printing Expenses		*

Fees and Expenses of Accountants		*

Blue Sky Fees and Expenses		*

Transfer Agent Fees and Expenses		*

Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, or proceeding, had no reasonable cause to believe his conduct was unlawful, except that with respect to an action brought by or in the right of the corporation such indemnification is limited to expenses (including attorneys fees). Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. We have also entered into indemnification agreements with our directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and also provide for certain procedural protections.

Section 102(b)(7) of the DGCL enables a corporation, in its certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our amended and restated certificate of incorporation provides for such limitations on liability for our directors.

We currently maintain liability insurance for our directors and officers. In connection with this offering, we will obtain additional liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities.

Since inception, the Registrant has issued and sold the following unregistered securities:

1. In connection with the 2008 Acquisition, on February 13, 2008 the Registrant issued shares of common stock at a price per share of $10.00 for aggregate consideration of $1.242 billion as follows: 111,465,213 shares to entities affiliated with Hellman & Friedman LLC; 10,000,000 shares to the Farallon Equity Entities and 2,750,000 to other private equity investors.

2. Also, in connection with the 2008 Acquisition, officer-level employees were offered the opportunity to roll over portions of their stock options of Goodman Global, Inc. into options to purchase shares of the Registrant and to purchase shares of common stock of the Registrant. In connection with such opportunity, on February 13, 2008 some of these individuals purchased a total of 3,609,511 shares of common stock having an aggregate value of approximately $36,095,155 and exchanged a total of 55,188 stock options outstanding prior to our 2008 Acquisition for 138,849 vested options to purchase shares of common stock (the “Rollover Options”) in the surviving company (the “Rollover”). The Rollover Options remain outstanding in accordance with the terms of the governing stock incentive plan and grant agreements pursuant to which the holder originally received the stock option grants. However, immediately after the 2008 Acquisition, the exercise price and number of shares underlying the Rollover Options were adjusted as a result of such merger and the exercise price for all of the options was adjusted to $2.07 per option.

3. Since the 2008 Acquisition, the Registrant has granted its officer-level and other employees a total of 6,627,526 options to purchase shares of its common stock at a weighted average exercise price of $10.01 per share, none of which have been exercised.

4. On December 16, 2009, we issued the senior discount notes.

The issuance of securities described above in paragraph (1) was exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The issuance of the Rollover Options in paragraph (2) and the option grants described in paragraph (3) above were effected without registration in reliance on Rule 701 promulgated under the Securities Act for shares that were sold under a written compensatory benefit plan or contract for the participation of our employees, directors, officers, consultants and advisors. The issuance of the senior discount notes in paragraph (4) was effected without registration in reliance on (a) the exemptions afforded by Rule 144A under the Securities Act and (b) Regulation S under the Securities Act relating to offerings of securities outside the United States.

Item 16. Exhibits and financial statement schedules.

(a) See Exhibit Index on the page immediately following the signature page to this Registration Statement for a list of exhibits filed as part of this Registration Statement, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Financial Statement Schedules are omitted because the information called for is not required or is shown either in the Registrant’s consolidated financial statements or the notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 10, 2010.

GOODMAN GLOBAL GROUP, INC.

By:	/S/ DAVID L. SWIFT
David L. Swift
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DAVID L. SWIFT David L. Swift	President, Chief Executive Officer and Director (Principal Executive Officer)	June 10, 2010

/S/ LAWRENCE M. BLACKBURN Lawrence M. Blackburn	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	June 10, 2010

/S/ MARK M. DOLAN Mark M. Dolan	Vice President, Corporate Controller and Treasurer (Principal Accounting Officer)	June 10, 2010

* Erik Ragatz	Chairman of the Board of Directors	June 10, 2010

* Charles A. Carroll	Director	June 10, 2010

* Robert B. Henske	Director	June 10, 2010

* Saloni Saraiya Multani	Director	June 10, 2010

*By:	/S/ DAVID L. SWIFT
David L. Swift
Attorney-in-fact

Exhibit index

Exhibit no.	Description of exhibit

1.1†††	Form of Underwriting Agreement.

2.1	Asset Purchase Agreement, dated as of November 18, 2004, by and among Goodman Global Holdings, Inc., Frio Holdings, Inc. and Frio, Inc. (incorporated by reference to Exhibit 2.1 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

2.2	Agreement and Plan of Merger, dated as of October 21, 2007, by and among Chill Holdings, Inc. (now known as Goodman Global Group, Inc.), Chill Acquisition, Inc. and Goodman Global, Inc. (incorporated by reference to Exhibit 2.1 on Goodman Global, Inc.’s Form 8-K, filed with the SEC on October 25, 2007).

2.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of January 3, 2008, by and among Chill Holdings, Inc. (now known as Goodman Global Group, Inc.), Chill Acquisition, Inc. and Goodman Global, Inc. (incorporated by reference to Exhibit 2.1 on Goodman Global, Inc.’s Form 8-K, filed with the SEC on January 4, 2008).

3.1†††	Form of Amended and Restated Certificate of Incorporation of Goodman Global Group, Inc.

3.2†††	Form of Amended and Restated By-laws of Goodman Global Group, Inc.

3.3††	Certificate of Amendment of Certificate of Incorporation of Chill Holdings, Inc. (now known as Goodman Global Group, Inc.).

3.4	Certificate of Amendment to Certificate of Incorporation of Chill Holdings, Inc. (now known as Goodman Global Group, Inc.) (incorporated by reference to Exhibit 3.1 on Goodman Global, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on May 30, 2008).

3.5	Certificate of Incorporation of Chill Holdings, Inc. (now known as Goodman Global Group, Inc.) (incorporated by reference to Exhibit 3.2 on Goodman Global, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on May 30, 2008).

3.6	By-laws of Chill Holdings, Inc. (now known as Goodman Global Group, Inc.) (incorporated by reference to Exhibit 3.3 on Goodman Global, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on May 30, 2008).

4.1†††	Form of Certificate of Common Stock.

4.2††	Indenture, dated as of December 16, 2009, by and between Goodman Global Group, Inc. and Wells Fargo Bank, National Association, as trustee.

4.3††	Form of Senior Discount Note due 2014 (included in Exhibit 4.2).

4.4††	Registration Rights Agreement, dated December 16, 2009, by and among Goodman Global Group, Inc. and J.P. Morgan Securities Inc., as representative of the several initial purchasers listed in Schedule 1 to the purchase agreement.

4.5	Indenture, dated as of February 13, 2008, by and between Chill Acquisition, Inc., to be merged with and into Goodman Global, Inc., and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

Exhibit no.	Description of exhibit

4.6	Guarantor Supplemental Indenture, dated as of February 13, 2008, among the Guaranteeing Subsidiaries of Goodman Global, Inc., as identified therein, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

4.7	Form of 13.50%/14.00% Note (incorporated by reference to Exhibit 4.4 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

5.1†††	Opinion of Simpson Thacher & Bartlett LLP.

10.1†	$800,000,000 Credit Agreement, dated as of February 13, 2008, among Chill Intermediate Holdings, Inc., Chill Acquisition Inc., which merged with and into Goodman Global, Inc., and Barclays Capital, the investment banking division of Barclays Bank Plc and Calyon New York Branch, as Joint Lead Arrangers, and Barclays Capital, the investment banking division of Barclays Bank Plc, Calyon New York Branch and General Electric Capital Corporation, as joint bookrunners, and General Electric Capital Corporation, as the Administrative and Collateral Agent.

10.2	First Amendment to Term Loan Credit Agreement, dated as of December 7, 2009, among Goodman Global, Inc., Chill Intermediate Holdings, Inc., each other Guarantor, each Lender party thereto and General Electric Capital Corporation, as administrative agent (incorporated by reference to Exhibit 10.2 on Goodman Global, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 12, 2010).

10.3†	Revolving Credit Agreement, dated as of February 13, 2008, among Chill Intermediate Holdings, Inc., Chill Acquisition Inc., which merged with and into Goodman Global, Inc., and Barclays Capital, the investment banking division of Barclays Bank Plc and General Electric Capital Corporation, as Joint Lead Arrangers, Barclays Capital, the investment banking division of Barclays Bank Plc, Calyon New York Branch and General Electric Capital Corporation, as joint bookrunners, General Electric Capital Corporation, as the Administrative, Collateral Agent, Swingline Lender and Letter of Credit Issuer.

10.4	First Amendment to Revolving Credit Agreement, dated as of December 7, 2009, among Goodman Global, Inc., Chill Intermediate Holdings, Inc., each other Guarantor, each Lender party thereto and General Electric Capital Corporation, as administrative agent (incorporated by reference to Exhibit 10.2 on Goodman Global, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 12, 2010).

10.5	Intercreditor Agreement, dated as of February 13, 2008, between General Electric Capital Corporation, as collateral agent for the Term Loan Secured Parties and the Revolving Secured Parties referred to therein and acknowledged by Chill Holdings, Inc., Chill Acquisition, Inc., which merged with and into Goodman Global, Inc. and certain subsidiaries of Goodman Global, Inc. (incorporated by reference to Exhibit 10.3 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

Exhibit no.	Description of exhibit

10.6	Term Loan Security Agreement, dated as of February 13, 2008, among Chill Intermediate Holdings, Inc., each of the Subsidiary Guarantors listed therein of Chill Acquisition, Inc., which merged with and into Goodman Global, Inc. and General Electric Capital Corporation, as collateral agent for the Secured Parties as defined therein (incorporated by reference to Exhibit 10.4 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.7	Revolving Security Agreement, dated as of February 13, 2008, among Chill Intermediate Holdings, Inc., each of the Subsidiary Guarantors listed therein of Chill Acquisition, Inc., which merged with and into Goodman Global, Inc. and General Electric Capital Corporation, as collateral agent for the Secured Parties as defined therein (incorporated by reference to Exhibit 10.5 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.8	Term Loan Guarantee, dated as of February 13, 2008, among Chill Intermediate Holdings, Inc., each of the Subsidiary Guarantors listed therein of Chill Acquisition, Inc., which merged with and into Goodman Global, Inc. and General Electric Capital Corporation, as collateral agent for the Secured Parties as defined therein (incorporated by reference to Exhibit 10.6 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.9	Revolving Guarantee, dated as of February 13, 2008, among Chill Intermediate Holdings, Inc., each of the Subsidiary Guarantors listed therein of Chill Acquisition, Inc., which merged with and into Goodman Global, Inc. and General Electric Capital Corporation, as collateral agent for the Secured Parties as defined therein (incorporated by reference to Exhibit 10.7 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.10	Term Loan Pledge Agreement, dated as of February 13, 2008, among Chill Intermediate Holdings, Inc., each of the Subsidiary Guarantors listed therein of Chill Acquisition, Inc., which merged with and into Goodman Global, Inc. and General Electric Capital Corporation, as collateral agent for the Secured Parties as defined therein (incorporated by reference to Exhibit 10.8 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.11	Revolving Pledge Agreement, dated as of February 13, 2008, among Chill Intermediate Holdings, Inc., each of the Subsidiary Guarantors listed therein of Chill Acquisition, Inc., which merged with and into Goodman Global, Inc. and General Electric Capital Corporation, as collateral agent for the Secured Parties as defined therein (incorporated by reference to Exhibit 10.9 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.12*	Chill Holdings, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 on Goodman Global, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on May 30, 2008).

10.13*	Amended and Restated Chill Holdings, Inc. 2008 Annual Incentive Compensation Plan and form of award agreement thereunder (incorporated by reference to Exhibit 10.11 on Goodman Global, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 13, 2009).

Exhibit no.	Description of exhibit

10.14*	Employment Agreement, dated as of February 13, 2008, between Chill Acquisition, Inc. and Charles A. Carroll (incorporated by reference to Exhibit 10.12 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.15*	Employment Agreement, dated as of February 13, 2008, between Chill Acquisition, Inc. and Lawrence M. Blackburn (incorporated by reference to Exhibit 10.13 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.16	Stockholders Agreement, dated as of February 13, 2008 by and among Chill Holdings, Inc. (now known as Goodman Global Group, Inc.), Chill Acquisition, Inc., Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Associates VI, L.P., Hellman & Friedman Capital Executive VI, L.P., H&F Chill Partners, L.P., GSO Special Situations Fund LP, GSO Origination Funding Partners LP, GSO COF Facility LLC, Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P., AlpInvest Partners Mezzanine 2007 C.V. and CMP II Initial Holdings, L.L.C. (incorporated by reference to Exhibit 10.14 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.17*	Management Stockholders Agreement, dated as of February 13, 2008 by and among Chill Holdings, Inc. (now known as Goodman Global Group, Inc.), Chill Acquisition, Inc., Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Associates VI, L.P., Hellman & Friedman Capital Executives VI, L.P., and H&F Chill Partners, L.P. and each of the management stockholders identified therein (incorporated by reference to Exhibit 10.15 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.18*	Charles A. Carroll Form of Option Agreement (incorporated by reference to Exhibit 10.17 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.19*	Form of Equity Contribution Agreement (incorporated by reference to Exhibit 10.18 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.20*	Form of Option Roll Over Agreement (incorporated by reference to Exhibit 10.19 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.21*	Form of Severance Agreement (incorporated by reference to Exhibit 10.20 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.22*	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.21 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

10.23*	Form of Time-Vested Option Agreement (incorporated by reference to Exhibit 10.22 on Goodman Global, Inc.’s Registration Statement on Form S-4, filed with the SEC on April 15, 2008).

Exhibit no.	Description of exhibit

10.24*	Form of Performance-Vested Option Agreement, as amended (incorporated by reference to Exhibit 10.23 on Goodman Global, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 13, 2009).

10.25*	Employment Agreement, dated as of April 17, 2008, between Goodman Global, Inc. and David L. Swift (incorporated by reference to Exhibit 10.24 on Goodman Global, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on May 30, 2008).

10.26*	Amendment No.1 to Employment Agreement dated as of February 13, 2008 between Chill Acquisition, Inc. and Charles A. Carroll (incorporated by reference to Exhibit 10.25 on Goodman Global, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on May 30, 2008).

10.27*	Letter Agreement among Goodman Global, Inc., Chill Holdings, Inc. and Charles A. Carroll dated March 13, 2009 (incorporated by reference to Exhibit 10.26 on Goodman Global, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 13, 2009).

10.28††*	Retirement Agreement and release, dated as of April 30, 2010, between Goodman Global, Inc. and Donald R. King.

10.29††*	Form of Amendment to Employment/Severance Agreement between Goodman Global, Inc. and executive officer.

10.30†*	Management Stockholders Agreement for key employees, dated as of April 25, 2008, by and among Chill Holdings, Inc. (now known as Goodman Global Group, Inc.), Goodman Global, Inc., Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Associates VI, L.P., Hellman & Friedman Capital Executives VI, L.P. and H&F Chill Partners, L.P. and each of the management stockholders identified therein.

10.31†*	Indemnification Priority Agreement, dated as of August 21, 2009, among Chill Holdings, Inc. (now known as Goodman Global Group, Inc.), Goodman Global, Inc. and Robert B. Henske.

10.32†*	Indemnification Priority Agreement, dated as of August 21, 2009, among Chill Holdings, Inc. (now known as Goodman Global Group, Inc.), Goodman Global, Inc. and Erik D. Ragatz.

10.33†*	Indemnification Priority Agreement, dated as of August 21, 2009, among Chill Holdings, Inc. (now known as Goodman Global Group, Inc.), Goodman Global, Inc. and Saloni K. Saraiya.

10.34†*	Amendment No. 2 to Chill Holdings Inc. 2008 Stock Incentive Plan (effective as of March 3, 2010).

21.1††	Subsidiaries of the Registrant.

23.1†††	Consent of Simpson Thacher and Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto).

23.2†	Consent of Ernst & Young LLP.

24.1††	Powers of Attorney (included on signature page to this Registration Statement).

†	Filed herewith.

††	Previously filed.

†††	To be filed by amendment.

*	Management contract or compensatory plan or arrangement.